As filed with the Securities and Exchange Commission on July 28, 2026

Securities Act File No. 333-286895
1940 Act File No. 811-23787

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM N-2

__________________________________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☑
Pre-Effective Amendment No.    ☐
Post-Effective Amendment No. 1    ☑

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☑

Amendment No. 6 ☑

_________________________________________

CONSTITUTION CAPITAL ACCESS FUND, LLC

(Exact Name of Registrant as Specified in Charter)

__________________________________________

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
(Address of Principal Executive Offices)

414-299-2270
(Registrant’s Telephone Number)

Ann Maurer
235 West Galena Street
Milwaukee, WI 53212
(Name and Address of Agent for Service)

__________________________________________

Copy to:

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

and

Joshua M. Lindauer, Esq.
Faegre Drinker Biddle & Reath LLP
1177 Avenue of the Americas, 41st Floor
New York NY 10036
212-248-3140

––––––––––––––––––––––––––––––––––––––––––

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☑

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	Immediately upon filing pursuant to paragraph (b)
☐	On [ ] pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	On (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☑	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Prospectus

Constitution Capital Access Fund, LLC
LIMITED LIABILITY COMPANY SHARES

Constitution Capital Access Fund, LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified closed-end management investment company. Constitution Capital PM, LP serves as the investment adviser (“Adviser”) of the Fund. The Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended. The Fund operates and is treated as a corporation, and has elected to be a regulated investment company (“RIC”), for U.S. federal income tax purposes.

The Fund’s investment objective is to generate long-term capital appreciation. The Fund seeks its investment objective by investing in a broad portfolio of high-quality investments in private assets that the Adviser believes provide attractive risk-adjusted return potential. Private asset investments include Direct Investments (except for publicly listed private equity investments), Secondary Investments, and Primary Investments, each as defined below (collectively, “Private Assets”). Private Assets include (i) direct investments in the equity or debt of operating companies and investments in co-investment vehicles managed or sponsored by a third-party investment manager (“Sponsor”) to access positions in the equity or debt of a single operating company (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the private secondary market) (“Secondary Investments”) of closed-end private funds (“Portfolio Funds”) managed by Sponsors; and (iii) primary investments in Portfolio Funds (i.e. commitments to new private equity or other private funds, which are sourced and diligenced by the Adviser. See “Due diligence and selection of investments” beginning on page 21 of this prospectus) (“Primary Investments”). The Fund’s investments may also include (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments, such as investments in publicly listed companies that pursue the business of private equity investing, including private equity investments that are publicly traded, listed funds of funds, alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in privately held companies (“Other Liquid Investments”); and (vi) short-term investments, which generally are cash equivalents that represent investments in high quality money market instruments and/or money market mutual funds (together, “Short-term Investments”). The investments covered by romanettes (iv) through (vi) are not Private Assets. The Fund seeks to provide exposure to a broad set of managers, strategies and transaction types across multiple sectors, geographies, and vintage years (i.e., the year in which the Portfolio Fund begins investing). The Fund cannot guarantee that its investment objective will be achieved or that the Fund’s portfolio design and risk monitoring strategies will be successful. Investing in the Fund involves a high degree of risk. See “General risks,” “Investment related risks,” “Business and structure related risks,” “Management related risks,” “Risks of investing in Private Assets,” “Special risks pertaining to investments in Portfolio Funds,” and “Limits of risk disclosure” beginning on page 24.

	Class A Shares	Class D Shares	Class I Shares
Public Offering Price(1)	At current net asset value	At current net asset value	At current net asset value
Sales Load(2)	3.50%	N/A	N/A
Proceeds to the Fund (Before Expenses) (3)	Current net asset value minus sales load	Current net asset value	Current net asset value

____________

(1)      Foreside Financial Services, LLC acts as the principal underwriter of the Fund’s Shares on a best-efforts basis. Generally, the stated minimum investment in the Fund is $25,000 with respect to Class A Shares, $25,000 with respect to Class D Shares and $500,000 with respect to Class I Shares. These minimums may be reduced for certain investors.

(2)      Subscriptions for Class A Shares are subject to a sales load of up to 3.50%. For some investors, the sales charge may be waived or reduced. The full amount of sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase shares of the Fund. Sales charges will vary due to the varying charges imposed by intermediaries.

(3)      Assumes all shares currently registered are sold in the continuous offering. Shares (as defined herein) will be offered in a continuous offering at the Fund’s then current net asset value, plus any applicable sales load, as described herein. The Fund bears ongoing offering costs associated with the Fund’s continuous offering of Shares. See “Fund expenses.”

This prospectus (the “Prospectus”) applies to the offering of three (3) separate classes of shares of limited liability company interests (“Shares”) in the Fund, designated as Class A, Class D and Class I. Additional classes of Shares may be offered by the Fund. The Shares will generally be offered at the net asset value per Share as of the first day of each calendar month. No person who is admitted as a shareholder of the Fund (a “Shareholder”) will have the right to require the Fund to redeem its Shares. This Prospectus is not an offer to sell Shares and is not soliciting an offer to buy Shares in any state or jurisdiction where such offer or sale is not permitted. Investments in the Fund may be made only by “Eligible Investors” as defined herein. See “Eligible investors.”

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the Limited Liability Company Agreement of the Fund (the “LLC Agreement”).

Shares are speculative and illiquid securities involving substantial risk of loss.

•        Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.

•        Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at a Shareholder’s option nor will they be exchangeable for shares of any other fund. As a result, a Shareholder may not be able to sell or otherwise liquidate his or her Shares.

•        The Adviser anticipates recommending that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets each quarter.

•        Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•        The Shares have no history of public trading.

This Prospectus concisely provides information that you should know about the Fund before investing and you should retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 28, 2026, has been filed with the Securities and Exchange Commission (the “SEC”). You can request a copy of the SAI and the Fund’s annual and semi-annual reports without charge by writing to the Fund, c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-0707, by calling 855-551-2276, or by accessing the Fund’s website at ccaf.com. The SAI is incorporated by reference into this Prospectus in its entirety. The SAI and other information about the Fund is available on the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund. You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE FUND’S PRINCIPAL UNDERWRITER IS FORESIDE FINANCIAL SERVICES, LLC.

Prospectus

Constitution Capital Access Fund, LLC
LIMITED LIABILITY COMPANY SHARES

The date of this Prospectus is July 28, 2026

i

Summary of terms and conditions

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the SAI, and the LLC Agreement.

The Fund

The Constitution Capital Access Fund, LLC (the “Fund”) is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) as a non-diversified closed-end management investment company. The Fund was organized as a Delaware limited liability company on March 3, 2022.

The Fund commenced operations on October 1, 2022 following the reorganization of the U/C Seed Partnership Fund, L.P. (the “Predecessor Fund”) into the Fund, which was effective as of the close of business on September 30, 2022. The investment objective, strategies, policies, guidelines and restrictions of the Predecessor Fund were equivalent in all material respects to those of the Fund. The Fund and the Predecessor Fund shared the same investment adviser and portfolio managers.

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund offers three (3) separate classes of Shares designated as Class A Shares, Class D and Class I Shares. While the Fund currently offers three (3) classes of Shares, it may offer additional classes of Shares in the future. Each class of Shares has differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the distribution and service fees that each class may be charged. The Adviser has received an exemptive order from the SEC with respect to the Fund’s multi-class structure.

Investment objective and strategies

The Fund’s investment objective is to generate long-term capital appreciation. The Fund seeks its investment objective by investing in a broad portfolio of high-quality investments in private assets that the Adviser believes provide attractive risk-adjusted return potential. Private asset investments include Direct Investments (except for publicly listed private equity investments), Secondary Investments, and Primary Investments, each as defined below (collectively, “Private Assets”). The Fund defines “high-quality investments” as investments that reflect the Fund’s target underlying investment attributes, including but not limited to, (i) well-established leaders/management teams, (ii) organizational depth, (iii) secular tailwinds, (iv) attractive financial profile with regard to growth, profitability, capital intensity, solvency and liquidity, (v) structured with prudent levels of debt relative to comparable companies in the industry, (vi) enterprise valuations at entry consistent with, or a discount to, public comparable companies and precedent transactions, and (vii) clear and actionable value creation plans that minimize downside exposure. High-quality investments relate to the investment universe of companies that the Adviser deems to be of high-quality and not the credit rating of the Fund’s investments. These target underlying investment attributes, in addition to strategy- and security-specific considerations, inform how the Adviser approaches its assessment of investments in Private Assets.

Private Assets include (i) direct investments in the equity or debt of operating companies and investments in co-investment vehicles sponsored by third-party investment managers (“Sponsor”) to access positions in the equity or debt of an operating company (“Direct Equity Investments” or “Direct Credit Investments,” respectively, and together, “Direct Investments”); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the private secondary market)

(“Secondary Investments”) of closed-end private funds, which are funds relying on the exclusions under Section 3(c)(1) or 3(c)(7) of the 1940 Act, (“Portfolio Funds”) managed by Sponsors; and (iii) primary investments in Portfolio Funds (i.e. commitments to new private equity or other private funds) (“Primary Investments”) The Fund’s investments may also include (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments, such as investments in publicly listed companies that pursue the business of private equity investing, including private equity investments that are publicly traded, listed funds of funds, alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in privately held companies (“Other Liquid Investments”); and (vi) short-term investments, which generally are cash equivalents that represent investments in high quality money market instruments and/or money market mutual funds (together, “Short-term Investments”). The investments covered by romanettes (iv) through (vi) are not Private Assets.

The Fund seeks to provide exposure to a broad set of managers, strategies and transaction types across multiple sectors, geographies, and vintage years (i.e., the year in which a Private Asset begins investing) including Private Assets that represent a broad spectrum of types of private equity and other private asset opportunities (e.g., buyout, growth capital, special situations, credit, venture capital, and private credit).

Additionally, (i) the Fund may make investments outside of the United States, including in emerging markets, (ii) the Fund’s investment strategies involve exposure to foreign currencies; (iii) the Fund may seek to hedge all or a portion of the Fund’s foreign currency risk; and (iv) the Fund may hedge all or a portion of its currency exposures.

The Fund is permitted to borrow money or issue debt securities in an amount up to 33⅓% of its total assets in accordance with the Investment Company Act. The Fund has established a credit line to borrow money for a range of purposes, including to provide liquidity for capital calls by Private Assets, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and the acquisition of Private Assets and to otherwise satisfy Fund obligations. There is no assurance, however, that the Fund will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.

The Fund holds liquid assets and intends to hold such liquid assets (“Liquid Assets”) including cash and cash equivalents, liquid credit investments and other credit instruments, and Short-Term Investments. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.

There can be no assurance that the investment objective of the Fund will be achieved or that the Fund’s portfolio design and risk monitoring strategies will be successful. See “Investment policies.”

Risk factors

An investment in the Fund involves substantial risks and special considerations. A discussion of the risks associated with an investment in the Fund can be found under “General risks,” “Investment related risks,” “Business and structure related risks,” “Management related risks,” “Risks of investing in Private Assets,” “Special risks pertaining to investments in Portfolio Funds,” and “Limits of risk disclosure.”

Management

The Fund’s Board of Managers (the “Board”) has overall responsibility for the management and supervision of the business operations of the Fund. See “Management of the Fund — The Board of Managers.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers, and authority to, among others, the officers of the Fund, any committee of the Board or the Adviser.

The Adviser

Pursuant to an investment management agreement (the “Investment Management Agreement”), Constitution Capital PM, LP, an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser (the “Adviser”).

Fund administration

The Fund has retained UMB Fund Services, Inc. (the “Administrator”) to provide it with certain administrative services. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses. See “Fees and expenses” below.

Transfer agency	The Fund has retained Ultimus Fund Solutions LLC (the “Transfer Agent”) to act as the Fund’s transfer agent. The Fund compensates the Transfer Agent for these services.
Fees and expenses

On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its offering expenses). A more detailed discussion of the Fund’s expenses can be found under “Fund expenses.”

Investment Management Fee.    The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser a monthly Investment Management Fee equal to 1.50% on an annualized basis of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month. The Investment Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any month, net asset value is calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. See “Investment Management Fee.”

Management Fee Waiver Agreement.    The Adviser has also entered into a Management Fee Waiver Agreement with the Fund, effective July 1, 2026 through July 31, 2027, whereby the Adviser has agreed to waive all or a portion of the Management Fee so that after such waiver, the maximum Management Fee that the Adviser shall be entitled to receive from the Fund shall be equal to 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month. See “Investment Management Fee.”

Expense Limitation Agreement.    The Adviser has entered into an expense limitation agreement and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, certain transaction related expenses, any acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary expenses) do not exceed 2.95%, 2.25% and 2.50% of the average monthly net assets of Class A Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). Because taxes, interest, brokerage commissions, certain transaction-related expenses, any acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.95%, 2.25% and 2.50% for the Class A Shares, Class I Shares and Class D Shares, respectively. The Expense Limitation Agreement automatically renews for consecutive one-year terms unless terminated by the Fund or Adviser. For a period not to exceed three years from the date on which a Waiver is made, the Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. Any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, or (2) the expense limitation in effect at the time of recoupment. See “Fund expenses.”

Incentive Fee.    At the end of each calendar quarter (and at certain other times), the Adviser is entitled to receive an amount (the “Incentive Fee”) equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). For the purposes of the Incentive Fee, the term “net profits” means the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses and which, for this purpose shall not include any distribution and/or shareholder servicing fees, litigation, any extraordinary expenses or the Incentive Fee and any amount contributed to or withdrawn from the Fund by shareholders). See “Incentive Fee.”

The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and (i) increases upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreases (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Shareholders of the Fund benefit from the Loss Recovery Account in proportion to their holdings of Shares.

Distribution Fee.    The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a Distribution and Services Plan with respect to Class A Shares and Class D Shares (the “Distribution Plan”) in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution Plan, the Fund may pay as compensation up to 0.70% on an annualized basis of the Fund’s net asset value attributable to Class A Shares and up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class D Shares (the “Distribution Fee”) to the Fund’s Distributor or other qualified recipients under the Distribution Plan.

The Distribution Fee is paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Class A Shares and Class D Shares, respectively. For purposes of determining the Distribution Fee, net asset value is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution Fee payable. Class I Shares are not subject to the Distribution Fee. See “Distribution Plan.”

Administration Fee.    The Administrator provides the Fund certain administration and accounting services. In consideration for these services, the Administrator is paid a monthly fee calculated based upon the average net asset value of the Fund, subject to a minimum monthly fee (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. See “Administration.”

Administrative Services Agreement.    The Adviser has entered into an administrative services agreement (the “Administrative Services Agreement”) with the Fund, whereby the Adviser is responsible for performing, overseeing, or arranging for the performance of certain administrative services necessary to support the day-to-day operations of the Fund. Costs incurred by the Adviser to perform such administrative services are reasonably allocated by the Adviser to the Fund on the basis of an allocation methodology that is deemed to be reasonable by the Adviser. While the methodology does not change quarter-to-quarter the specific allocations may change. The Administrative Services Agreement remains in effect unless so terminated by the Adviser or the Fund.

The Fund accrues for amounts due to the Adviser under the terms of the Administrative Services Agreement monthly and pays the Adviser quarterly.

Distributions

Because the Fund intends to qualify annually as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to distribute at least 90% of its annual net taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (the “IRS”) Form 1099-DIV identifying the amount and character of the Fund’s distributions will be distributed to Shareholders. See “Taxes” below.

Eligible Investors

Each prospective investor in the Fund will be required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act and an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”). The criteria for qualifying as a “qualified client” and “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor. The “qualified client” and “accredited investor” criteria will apply to all investors and will not be waived.

In addition, Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

Prospective investors that are non-U.S. persons for U.S. federal income tax purposes must request a copy of supplemental offering materials without charge by writing to Constitution Capital Access Fund, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, or by calling the Fund at 855.551.2276. See “Certain U.S. federal income tax considerations — Taxation of non-U.S. Shareholders.”

To the extent the Fund identifies any Shareholder holding Shares that was not an Eligible Investor at the time of acquiring such Shares, the Fund reserves the right to (i) cause a mandatory redemption of all or some of the Shares of such Shareholder, or any person acquiring Shares from or through such Shareholder, (ii) retain any unrealized gains or profits associated with Shares held by such Shareholder and/or (iii) take any other action the Board determines to be appropriate in light of the circumstances.

Purchasing Shares

The minimum initial investment in the Fund by any investor is $25,000 with respect to Class A Shares, $25,000 with respect to Class D Shares and $500,000 with respect to Class I Shares, and the minimum additional investment in the Fund by any investor is $1,000 with respect to Class A Shares, $1,000 with respect to Class D Shares and $1,000 with respect to Class I Shares, except for additional purchases pursuant to the dividend reinvestment plan. However, the Fund, in its sole discretion, may accept investments below these minimums. For example, investors subscribing through a given broker/dealer or registered investment adviser may have interests aggregated to meet these minimums, so long as denominations are not less than $10,000 and incremental contributions to those interests are not less than $1,000.

Shares will generally be offered for purchase as of the first day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.

Subscriptions for Class A Shares are sold subject to a sales load of up to 3.50% of the subscription amount (the “Sales Load”). No Sales Load may be charged without the consent of the Distributor. See “Sales Load.”

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Pending any closing, funds received from prospective investors will be placed in an account with the Transfer Agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

The Fund may also offer Shares to feeder vehicles primarily created to hold the Fund’s Shares, which in turn offer interests in themselves to investors; it is expected that such offerings would be conducted pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Additional information regarding the subscription process is set forth under “Purchasing Shares.”

Dividend reinvestment plan

The Fund has adopted an “opt out” dividend reinvestment plan (the “DRIP”). Investors that wish to participate in the DRIP will not be required to take any action. A participating investor’s distribution amount will purchase Shares at the net asset value per Share of the Fund. Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s subscription agreement or by notifying the Transfer Agent in writing (i) by mail to, Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-0707, or (ii) via fax to 402-609-7043. Such written notice must be received by the Transfer Agent 60 days prior to the record date of the distribution, or the Shareholder will receive such distribution in Shares through the DRIP.

Repurchases of Shares

The Fund is not a liquid investment.    No Shareholder will have the right to require the Fund to redeem its Shares. The Fund from time to time may offer to repurchase Shares pursuant to written tenders by the Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets on or about each January 1, April 1, July 1, and October 1. In certain circumstances, however, the Adviser may recommend to the Board that the Fund conduct a repurchase offer of more than 5% of the Fund’s net assets.

Any repurchases of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. In determining whether the Fund should offer to repurchase Shares from Shareholders of the Fund pursuant to repurchase requests, the Board may consider, among other things, the recommendation of the Adviser as well as a variety of other operational, business and economic factors.

Under certain circumstances, the Board may offer to repurchase Shares at a discount to their prevailing net asset value. In addition, the Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares. See “Repurchases of Shares.”

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 with respect to Class A Shares, $10,000 with respect to Class D Shares and $10,000 with respect to Class I Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion. Subject to certain requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in — first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all shareholders regardless of share class. See “Repurchases of Shares.”

Transfer restrictions

A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “Eligible investors.” Such notice of a proposed transfer of Shares must also be accompanied by properly completed subscription documents in respect of the proposed transferee. In addition, in connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “Transfers of Shares.”

The Fund does not currently intend to list Shares on any exchange. As a result, Shareholders should look to the Fund’s repurchase offer as their sole means of liquidating their investment, which may be limited as described above. Additional information regarding Share repurchases is set forth under “Repurchase of Shares.” Accordingly, you should consider that you may not have access to the funds you invest in the Fund for an indefinite period of time.

Taxes

The Fund has elected to be treated as a corporation for federal income tax purposes, and it further intends to elect to be treated, and expects each year to qualify as a RIC for U.S. federal income tax purposes. As such, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year.

For a discussion of certain tax risks and considerations relating to an investment in the Fund see “Tax Reports” below and “Certain U.S. federal income tax considerations.”

Prospective investors should consult their own tax advisors with respect to the specific U.S. federal, state, local, U.S. and non-U.S. tax consequences, including applicable tax reporting requirements.

Tax reports

The Fund will distribute to its Shareholders, after the end of each calendar year, IRS Forms 1099-DIV detailing the amounts includible in such Shareholder’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares pursuant to the DRIP.

Reports to Shareholders

Shareholders will receive an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Shareholders also will be sent reports regarding the Fund’s operations each quarter. See “Reports to Shareholders.”

Fiscal and tax year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.
Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the LLC Agreement.

Summary of fund expenses

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER TRANSACTION EXPENSES	CLASS A	CLASS D	CLASS I
Shareholder Fees
Maximum Sales Load (as a percentage of subscription amount)(1)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%
ANNUAL EXPENSES (as a percentage of the Fund’s net assets)(3)	CLASS A	CLASS D	CLASS I
Investment Management Fee(4)(5)	1.50%	1.50%	1.50%
Distribution Fees(6)	0.70%	0.25%	0.00%
Other Expenses(7)	0.35%	0.35%	0.35%
Fees and Interest Payments on Borrowed Funds(7)	0.38%	0.38%	0.38%
Acquired Fund Fees and Expenses(8)	0.47%	0.47%	0.47%
Incentive Fees(9)	0.86%	0.86%	0.86%
Total Annual Expenses	4.26%	3.81%	3.56%
Fee Waiver and/or Expense Reimbursements(5)	(0.25)%	(0.25)%	(0.25)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursements)	4.01%	3.56%	3.31%

____________

(1)      Subscriptions for Class A Shares are sold subject to a Sales Load of up to 3.50% of the subscription amount. The Sales Load payable by each investor depends upon the amount invested by such investor in Class A Shares. No Sales Load may be charged without the consent of the Distributor. See “Sales Load.”

(2)      A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Class A, Class D or Class I Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing net asset value. See “Repurchases of Shares.”

(3)      Amount assumes estimated net assets of approximately $1,048.1 million as of June 30, 2027. That amount also assumes that the Fund maintains a credit line equal to approximately $200 million, and such line is drawn down by approximately 10% on average. Actual expenses will depend on the actual net assets and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will reach estimated net assets of approximately $1,048.1 million during the following twelve months.

(4)      The Fund pays an Investment Management Fee equal to 1.50% on an annualized basis of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month. For purposes of determining the Investment Management Fee payable to the Adviser for any month, the net asset value will be prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. See “Investment Management Fee” for additional information.

(5)     The Adviser has entered into a Management Fee Waiver Agreement with the Fund, effective July 1, 2026 through July 31, 2027, whereby, the Adviser has agreed to waive all or a portion of the Management Fee so that after such waiver, the maximum Management Fee that the Adviser shall be entitled to receive from the Fund shall be equal to 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month. The Adviser has entered into an expense limitation agreement and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, certain transaction related expenses, any acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary expenses) do not exceed 2.95%, 2.25% and 2.50% of the average monthly net assets of Class A Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). Because taxes, interest, brokerage commissions, certain transaction-related expenses, any acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.95%, 2.25% and 2.50% for the Class A Shares, Class I Shares and Class D Shares, respectively. The Expense Limitation Agreement automatically renews for consecutive one-year terms unless terminated by the Fund or Adviser. For a period not to exceed three years from the date on which a Waiver is made, the Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. Any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, or (2) the expense limitation in effect at the time of recoupment.

(6)      The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class A and Class D Shares. The Fund may charge a Distribution Fee of up to 0.70% and 0.25%, on an annualized basis of the aggregate net assets of the Fund attributable to Class A Shares and Class D Shares, respectively, to the Fund’s Distributor or other qualified recipients. Payment of the Distribution Fee is governed by the Fund’s Distribution Plan, which, pursuant to an exemptive order expected to be issued by the SEC, will be adopted by the Fund with respect to Class A Shares and Class D Shares in compliance with Rule 12b-1 under the Investment Company Act. Class I Shares are not subject to the Distribution Fee. See “Distribution Plan.”

(7)      “Other Expenses” and “Fees and Interest Payments on Borrowed Funds” are based on estimated amounts for the current fiscal year. “Other Expenses” include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, Transfer Agent and custodian.

(8)      Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in Private Assets. Generally, asset-based fees payable in connection with Private Asset investments will range from 0% to 2% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 0% to 20% of a Private Asset’s net profits annually, although it is possible that such amounts may be exceeded for certain Sponsors. Historically, a substantial majority of the direct investments made by the Adviser and its affiliates on behalf of their clients have been made without any “acquired fees” (i.e., free of the management fees and performance/incentive fees or allocations that are typically charged by Sponsors). The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Private Assets that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in Private Assets. “Acquired Fund Fees and Expenses” are estimated for the Fund’s current fiscal year.

(9)      At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10.00% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses and which, for this purpose shall not include any distribution and/or servicing fees, litigation, any extraordinary expenses or the Incentive Fee and any amount contributed to or withdrawn from the Fund by Shareholders). See “Incentive Fee.”

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Investment Management Fee,” “Administration,” “Custodian,” “Fund expenses,” “Repurchases of Shares” and “Purchasing Shares.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under Total Annual Expenses remain the same in the years shown (except that the example reflects the expense limitation for the one-year period and the first year of each additional period (as applicable)). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE:    You would pay the following expenses based on a $1,000 investment in the Fund, assuming a 5% annual return:
	1 YEAR	3 YEARS	5 YEARS	10 YEARS
CLASS A	$74	$158	$242	$460
CLASS D	$36	$114	$194	$403
CLASS I	$33	$107	$182	$381

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

Financial Highlights

The financial highlights in the table below are intended to help investors understand the Fund’s historical performance. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any dividends and capital gains distributions. The Fund’s annual financial statements for the fiscal period ended March 31, 2023, and the fiscal years ended March 31, 2024, March 31, 2025, and March 31, 2026 have been audited by PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm. The Fund’s annual report for the fiscal year ended March 31, 2026 (the “Annual Report”) has been filed with the SEC and is available on the SEC’s website at sec.gov. The Annual Report is also available from the Fund upon request. The information included below should be read in conjunction with those financial statements and the notes thereto.

Consolidated Financial Highlights
Class A Shares

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026		For the Year Ended March 31, 2025		For the Year Ended March 31, 2024		For the Period November 1, 2022* through March 31, 2023
Per Share Operating Performance(1):
Net Asset Value per share, beginning of period/year	$11.41		$11.16		$10.61		$10.09
Activity from investment operations:
Net investment income/(loss)	(0.35)		(0.12)		(0.11)		0.01
Net realized and unrealized gain/(loss) on investments	1.57		1.03		1.18		0.51
Total from investment operations	1.22		0.91		1.07		0.52

Distributions to shareholders
Net investment income	—		—		(0.10)		—
Net realized gains	(0.65)		(0.66)		(0.42)		—
Total distributions to shareholders	(0.65)		(0.66)		(0.52)		—

Net Asset Value per share, end of period/year	$11.98	(8)	$11.41	(8)	$11.16	(8)	$10.61	(8)

Net Assets, end of period/year	$157,038		$13		$12		$11

Ratios to average net assets(2):
Net investment income/(loss)(3)	(2.91)%		(1.07)%		(2.79)%		(1.38)%

Gross expenses before waivers(4)	4.66%		3.64%		3.90%		3.23%
Waivers of Investment Management Fees and Incentive Fees(5)	(0.87)%		(2.04)%		(1.82)%		(1.71)%
Net expenses(5)(6)	3.79%		1.60%		2.08%		1.52%

Total Return(7)	10.69	%(8)	8.22	%(8)	10.22	%(8)	5.19	%(8)

Portfolio turnover rate	2%		1%		2%		0	%(10)

Senior Securities
Total borrowings (000s)	$57,591		$58,551		$37,301		$37,200
Asset coverage per $1,000 unit of senior indebtedness(9)	$14,651		$13,129		$18,296		$17,014

____________

*        Commencement of offering of Class A shares.

(1)      Per share data is computed using the average shares method.

(2)      Net investment loss and net expenses have been annualized for any periods less than one year, except for any non-recurring expenses and the Incentive Fee which are not annualized. Expenses do not include expenses from Private Assets in which the Fund invests.

(3)      Recognition of net investment income by the Fund is affected by the timing of the declaration of distributions by the Private Assets in which the Fund invests. Ratios do not include net investment income/(loss) of the Private Assets in which the Fund invests.

(4)      If Incentive Fees had been excluded, the expense ratios would have decreased by 1.10%, 0.75%, 0.98% and 0.51% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(5)      Includes a voluntary waiver of Investment Management Fees by the Adviser of 0.14%, 0.13%, 0.84% and 1.20% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(6)      If interest expenses had been excluded, the expense ratios would have decreased by 0.58%, 0.60%, 0.72% and 0.62% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(7)      Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown are not annualized for periods less than a year and exclude the effect of applicable sales charges.

(8)      Includes adjustments in accordance with US GAAP and accordingly, the returns and per unit net asset value for financial reporting may differ from the returns and per unit net asset value used for shareholder transactions.

(9)      Calculated by subtracting the Fund’s total liabilities (not including borrowings) from the Fund’s total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

(10)    Not annualized.

See accompanying notes to the Consolidated Financial Statements.

Consolidated Financial Highlights
Class D Shares

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026		For the Year Ended March 31, 2025		For the Year Ended March 31, 2024		For the Period November 1, 2022* through March 31, 2023
Per Share Operating Performance(1):
Net Asset Value per share, beginning of period/year	$11.37		$11.15		$10.61		$10.09
Activity from investment operations:
Net investment income/(loss)	(0.23)		(0.15)		(0.14)		0.01
Net realized and unrealized gain/(loss) on investments	1.47		1.03		1.19		0.51
Total from investment operations	1.24		0.88		1.05		0.52

Distributions to shareholders
Net investment income	—		—		(0.09)		—
Net realized gains	(0.65)		(0.66)		(0.42)		—
Total distributions to shareholders	(0.65)		(0.66)		(0.51)		—

Net Asset Value per share, end of period/year	$11.96	(8)	$11.37	(8)	$11.15	(8)	$10.61	(8)

Net Assets, end of period/year	$370,884		$137,919		$103,890		$11

Ratios to average net assets(2):
Net investment income/(loss)(3)	(1.93)%		(1.33)%		(3.06)%		(1.38)%

Gross expenses before waivers(4)	3.68%		3.90%		4.17%		3.23%
Waivers of Investment Management Fees and Incentive Fees(5)	(0.87)%		(2.04)%		(1.82)%		(1.71)%
Net expenses(5)(6)	2.81%		1.86%		2.35%		1.52%

Total Return(7)	10.91	%(8)	7.96	%(8)	10.01	%(8)	5.19	%(8)

Portfolio turnover rate	2%		1%		2%		0	%(10)

Senior Securities
Total borrowings (000s)	$57,591		$58,551		$37,301		$37,200
Asset coverage per $1,000 unit of senior indebtedness(9)	$14,651		$13,129		$18,296		$17,014

____________

*        Commencement of offering of Class D shares.

(1)      Per share data is computed using the average shares method.

(2)      Net investment loss and net expenses have been annualized for any periods less than one year, except for any non-recurring expenses and the Incentive Fee which are not annualized. Expenses do not include expenses from Private Assets in which the Fund invests.

(3)      Recognition of net investment income by the Fund is affected by the timing of the declaration of distributions by the Private Assets in which the Fund invests. Ratios do not include net investment income/(loss) of the Private Assets in which the Fund invests.

(4)      If Incentive Fees had been excluded, the expense ratios would have decreased by 1.10%, 0.75%, 0.98% and 0.51% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(5)      Includes a voluntary waiver of Investment Management Fees by the Adviser of 0.14%, 0.13%, 0.84% and 1.20% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(6)      If interest expenses had been excluded, the expense ratios would have decreased by 0.58%, 0.60%, 0.72% and 0.62% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(7)      Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown are not annualized for periods less than a year and exclude the effect of applicable sales charges.

(8)      Includes adjustments in accordance with US GAAP and accordingly, the returns and per unit net asset value for financial reporting may differ from the returns and per unit net asset value used for shareholder transactions.

(9)      Calculated by subtracting the Fund’s total liabilities (not including borrowings) from the Fund’s total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

(10)    Not annualized.

See accompanying notes to the Consolidated Financial Statements.

Consolidated Financial Highlights
Class I Shares

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2026		For the Year Ended March 31, 2025		For the Year Ended March 31, 2024		For the Period October 1, 2022* through March 31, 2023
Per Share Operating Performance(1):
Net Asset Value per share, beginning of period/year	$11.41		$11.16		$10.61		$10.00
Activity from investment operations:
Net investment income/(loss)	(0.27)		(0.12)		(0.11)		(0.02)
Net realized and unrealized gain/(loss) on investments	1.49		1.03		1.18		0.63
Total from investment operations	1.22		0.91		1.07		0.61

Distributions to shareholders
Net investment income	—		—		(0.10)		—
Net realized gains	(0.65)		(0.66)		(0.42)		—
Total distributions to shareholders	(0.65)		(0.66)		(0.52)		—

Net Asset Value per share, end of period/year	$11.98	(8)	$11.41	(8)	$11.16	(8)	$10.61	(8)

Net Assets, end of period/year	$785,764,135		$710,038,308		$645,072,698		$595,739,269

Ratios to average net assets(2):
Net investment income/(loss)(3)	(2.22)%		(1.07)%		(2.79)%		(2.10)%

Gross expenses before waivers(4)	3.97%		3.64%		3.90%		3.64%
Waivers of Investment Management Fees and Incentive Fees(5)	(0.88)%		(2.04)%		(1.82)%		(1.88)%
Net expenses(5)(6)	3.09%		1.60%		2.08%		1.76%

Total Return(7)	10.70	%(8)	8.22	%(8)	10.24	%(8)	6.10	%(8)

Portfolio turnover rate	2%		1%		2%		0	%(10)

Senior Securities
Total borrowings (000s)	$57,591		$58,551		$37,301		$37,200
Asset coverage per $1,000 unit of senior indebtedness(9)	$14,651		$13,129		$18,296		$17,014

____________

*        The Fund commenced operations on October 1, 2022 following reorganization of U/C Seed Partnership Fund, L.P. which was effective as of close of business on September 30, 2022, see Note 1 in the accompanying notes to Consolidated Financial Statements.

(1)      Per share data is computed using the average shares method.

(2)      Net investment loss and net expenses have been annualized for any periods less than one year, except for any non-recurring expenses and the Incentive Fee which are not annualized. Expenses do not include expenses from Private Assets in which the Fund invests.

(3)      Recognition of net investment income by the Fund is affected by the timing of the declaration of distributions by the Private Assets in which the Fund invests. Ratios do not include net investment income/(loss) of the Private Assets in which the Fund invests.

(4)      If Incentive Fees had been excluded, the expense ratios would have decreased by 1.10%, 0.75%, 0.98% and 0.51% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(5)      Includes a voluntary waiver of Investment Management Fees by the Adviser of 0.14%, 0.13%, 0.84% and 1.20% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(6)      If interest expenses had been excluded, the expense ratios would have decreased by 0.58%, 0.60%, 0.72% and 0.62% for the years ended March 31, 2026, 2025 and 2024, and the period from November 1, 2022 through March 31, 2023, respectively.

(7)      Total return based on per unit net asset value reflects the change in net asset value based on the effects of the performance of the Fund during the period and assumes distributions, if any, were reinvested. Total returns shown are not annualized for periods less than a year and exclude the effect of applicable sales charges.

(8)      Includes adjustments in accordance with US GAAP and accordingly, the returns and per unit net asset value for financial reporting may differ from the returns and per unit net asset value used for shareholder transactions.

(9)      Calculated by subtracting the Fund’s total liabilities (not including borrowings) from the Fund’s total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

(10)    Not annualized.

See accompanying notes to the Consolidated Financial Statements.

Use of proceeds

The proceeds from the sale of Shares of the Fund, not including the amount of any Sales Loads and the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies within three months after receipt of such proceeds, however, the Fund may be delayed up to an additional three months depending on market conditions, the timing and availability of suitable investments and capital inflows into the Fund. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments, principally certain Private Assets, due to the nature of those investments. Such proceeds will be invested together with any interest earned in the Fund’s account with the Custodian prior to the closing of the applicable offering. See “Purchasing Shares — Purchase terms.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity transactions (which may be considerable), (ii) because certain Private Assets selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Sponsors to invest the amounts committed by the Fund.

Subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Investment objective and strategies

Investment objective and strategies

The Fund’s investment objective is to generate long-term capital appreciation. The Fund seeks its investment objective by investing in a broad portfolio of Private Assets that the Adviser believes provide attractive risk-adjusted return potential.

The Fund intends to provide Shareholders with an opportunity to gain access to a broad range of high-quality Private Assets that are typically only available to larger institutional investors. The Fund defines “high-quality investments” as investments that reflect the Fund’s target underlying investment attributes, including but not limited to, (i) well-established leaders/management teams, (ii) organizational depth, (iii) secular tailwinds, (iv) attractive financial profile with regard to growth, profitability, capital intensity, solvency and liquidity, (v) structured with prudent levels of debt relative to comparable companies in the industry, (vi) enterprise valuations at entry consistent with, or a discount to, public comparable companies and precedent transactions, and (vii) clear and actionable value creation plans that minimize downside exposure. High-quality investments relate to the investment universe of companies that the Adviser deems to be of high-quality and not the credit rating of the Fund’s investments.

The Fund provides an opportunity for Shareholders to potentially achieve attractive risk-adjusted returns by investing in the private equity asset class while relying on the skills, experience, and relationships of the Adviser. The Adviser aims to use its perspective on the future prospects of various private markets strategies, geographies, and transaction types and to match them with attractive investment opportunities in order to achieve the investment objective of the Fund. The Adviser believes that its investment process is a key part of its successful formula providing investors with efficient and targeted access to an optimized portfolio of Private Assets. The Fund invests in what the Adviser believes to be the highest quality opportunities while seeking to create over the long-term a varied portfolio across companies, industries, managers, and vintage years.

In pursuing the Fund’s investment objective, the Adviser seeks to invest in (i) Direct Investments; (ii) Secondary Investments; (iii) Primary Investments; (iv) direct or secondary purchases of liquid credit instruments; (v) Other Liquid Investments; and (vi) Short-term Investments.

The Adviser will not cause the Fund to engage in certain negotiated investments alongside affiliates unless the Fund’s investment is in accordance with the Fund’s order granting an exemption from Section 17 of the Investment Company Act or unless such investments are not prohibited by Section 17(d) of the Investment Company Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance.

The Fund may, directly or indirectly, make investments outside of the United States, including in emerging markets. The Fund’s non-U.S. investments are expected to reside primarily in Europe and Asia and, to a lesser extent in Latin America and the Middle East. The Fund’s investment and strategies involve exposure to foreign currencies. The Fund may seek to hedge all or a portion of the Fund’s foreign currency risk. Depending on market conditions and the views of the Adviser, the Fund may or may not hedge all or a portion of its currency exposures.

The Adviser manages the Fund’s asset allocation and investment decisions with a view towards managing liquidity and maintaining a high level of investment in Private Assets. The Fund’s asset allocation and amount of Private Assets may be based, in part, on anticipated future capital calls and distributions from such investments. This may result in the Fund making commitments to Private Assets in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). The Adviser may also take other anticipated cash flows into account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including historical private equity data, actual portfolio observations and qualitative forecasts by the Adviser. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Private Assets.

The Fund has established a credit line to borrow money for a range of purposes, including to provide liquidity for capital calls by Private Assets, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and the acquisition of Private Assets and to otherwise satisfy Fund obligations. There is no assurance, however, that the Fund will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. Under the Investment Company Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the Investment Company Act) of less than 300% with respect to indebtedness. This means that at the time the borrowing is made, the value of the Fund’s borrowings may not exceed one-third the value of the Fund’s total assets (including such borrowings), or 50% of the Fund’s net assets. None of the foregoing Investment Company Act requirements apply to Private Assets in which the Fund invests unless such Private Assets are registered under the Investment Company Act. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.

The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal are senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.

The Fund holds Liquid Assets and intends to hold such Liquid Assets to the extent required for purposes of liquidity management and compliance with applicable law. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.

While this Prospectus contains generalized discussions about the Adviser’s current expectations with respect to the make-up of the portfolio of the Fund, many factors may contribute to changes in emphasis in the construction of the portfolio, including changes in market or economic conditions or regulations as they affect various industries and sectors and changes in the political or social situations in particular jurisdictions. The Adviser may modify the implementation of the Fund’s investment strategies, portfolio allocations, investment processes and investment techniques based on market conditions, changes in personnel or as the Adviser otherwise deems appropriate.

No guarantee or representation is made that the investment program of the Fund or any Private Asset will be successful, that the various Private Assets selected will produce positive returns or that the Fund will achieve its investment objective.

Private equity market overview

Private equity asset class

Private equity is a common term for investments that are typically made in non-public companies through privately negotiated transactions. Private equity investments may be structured using a range of financial instruments, including common and preferred equity, convertible securities, senior debt, subordinated debt and warrants or other derivatives, depending on the strategy of the investor and the financing requirements of the company.

Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments. In such funds, investors usually commit to contribute up to a certain amount of capital as and when requested by the fund’s manager or general partner. The general partner then makes private equity investments on behalf of the fund, typically according to a pre-defined investment strategy and time horizon. The fund’s investments are usually realized, or “exited” after a two to six year holding period through a private sale, an initial public offering (IPO) or a recapitalization, and the proceeds are distributed to the fund’s investors. The funds themselves typically have a duration of ten to twelve years.

The private equity market is diverse and can be divided into several different segments, each of which may exhibit distinct characteristics based on combinations of various factors. These include the type and financing stage of the investment, the geographic region in which the investment is made and the vintage year.

Investments in private equity have increased significantly over the last 35 years, driven principally by large institutional investors seeking increased returns and portfolio efficiency. It is now common for large pension funds, endowments, and other institutional investors to dedicate several percentage points of their overall portfolios to private equity.

Private equity investment types

•        Direct investments.    The equity securities of private companies, debt securities and other credit instruments, including investments in co-investment vehicles sponsored by third-party investment managers to access positions in the equity or debt of a single operating company. The Adviser expects that co-investing with other private equity fund managers in single asset vehicles will generate appropriate risk-adjusted returns that are accretive to the Fund’s Secondary Investments and Primary Investments.

The Fund’s direct private equity investments are focused on identifying and selecting attractive equity and equity-like investments in high-quality companies. Direct private equity investments are expected to focus on buyout and growth capital opportunities of U.S. and non-U.S. companies that operate in multiple industries. The Adviser’s integrated presence and experience across multiple private equity strategies provides extensive proprietary analysis and information on the private equity industry that generates investment sourcing and significant information and access advantages. The robust level of deal flow coupled with the investment team’s discipline and rigor in evaluating investment opportunities, allows the Adviser to be highly selective in its portfolio construction and asset selection.

The Fund’s Direct Credit Investments involve a combination of liquid and less liquid investments with a focus on identifying attractive opportunities some of which are expected to provide low correlation returns compared to traditional equity and public debt investments.

The Fund’s less-liquid private investments include direct debt and other yield-oriented investments, including Direct Credit Investments in the debt issued by private companies, which may include loans and securities of private equity backed companies.

•        Portfolio Funds.    Private asset funds are commingled, professionally-managed investment vehicles that generally acquire various portfolios of private assets within a defined strategy. Investors have traditionally gained access to private investments through commitments to closed-ended, blind pool funds with a typical defined life of ten to twelve years. Investors in a private asset fund must maintain reserves of cash to finance such private asset fund’s capital calls for acquisitions, expenses, and other obligations during the first three to five years of the private asset fund’s life; cash is returned by a private asset fund to its investors over the life of such private asset fund as investments are liquidated.

The Fund makes Primary Investments and Secondary Investments in private equity funds managed by various experienced Sponsors.

•        Secondary Investments are interests in existing private equity funds that are acquired in privately negotiated transactions, typically after the end of the private equity fund’s fundraising period. The Fund also invest in Secondary Investment transactions that are being led by a Portfolio Fund’s general partner, including end-of life transactions, which seek to partner investors, such as the Fund, with Sponsors to provide structured and holistic liquidity solutions to all the limited partners in a Portfolio Fund.

•        Primary Investments are interests or investments in newly established private equity funds. The Fund’s investments in Portfolio Funds, including Secondary Investments, are expected to focus on experienced managers with efficient capital deployment.

•        Listed private equity.    Listed private equity investments are private equity investments that are publicly traded and gain access to underlying private assets through investments in listed entities that invest in private transactions or private funds or that earn fees and/or carried interest from such assets. Historically, the prices of listed private equity investments have been sensitive to economic conditions and, at certain times, could be purchased at discounts relative to similar assets in private transactions.

Private equity financing stages

In the private equity asset class, the term “financing stage” is used to describe investments (or funds that invest) in companies at a certain stage of development. The different financing stages have distinct risk, return and correlation characteristics and play different roles within a varied private equity portfolio. Private equity investments can be broken down generally into three financing stages: buyout, growth capital, venture capital and special situations. These categories may be further subdivided based on the investment strategies that are employed.

•        Buyouts.    Equity investments in which a mature company is acquired from current shareholders are classified as buyouts. Buyout investments may focus on small-, mid- or large-capitalization companies, and such investments collectively represent a majority of the capital deployed in the overall private equity market. The use of debt financings, or leverage, is prevalent in buyout transactions — particularly in the large-cap segment.

•        Venture capital and growth capital.    Venture capital is characterized by equity investments in early through late-stage startup companies with high potential growth. Growth equity investors target companies that require additional capital to expand their businesses but are typically more mature than the recipients of traditional venture capital. Such companies might be in a high growth phase but have largely mitigated the basic technology risk in their business plan.

•        Special situations.    Encompasses a broad range of investments including operational turnarounds, distressed debt, distressed financial assets, ‘‘rescue’’ financings and high yielding credit-oriented strategies.

Investment process overview

Portfolio planning

The Fund is a non-diversified fund. The Adviser has developed a target framework for the Fund’s long-term variation across various private assets, including Private Assets. The Fund also seeks to provide variation across industry, geography, and vintage years with respect to individual investments. The strategy of the Fund is expected to generate more consistent returns and lower volatility compared to what might be expected from a more concentrated portfolio.

Investment selection

The Adviser employs a detailed underwriting process focused on identifying growing businesses with strong management teams, realistic value-creation plans, and appropriate downside protection. Each aspect of analyzing an opportunity including the team, strategy, industry, competition, historical investment performance and business plan, valuation, capital structure, legal, environment, social and governance, other aspects of the opportunity, and portfolio fit, includes both qualitative and quantitative analyses. An investments opportunity requires a rigorous multi-stage investment committee approval process to ensure the Adviser invests in high-conviction opportunities.

Due diligence and selection of investments

The Adviser has developed a structured investment process through years of shared alternative asset investing experience. The Adviser’s due diligence process provides a guideline for sourcing, evaluating, selecting, and monitoring investments for the Fund. Throughout the due diligence process, the Adviser focuses on both qualitative and quantitative factors surrounding the specific investment, the broader market environment, and the structure of the investment opportunity from a legal and tax perspective to optimize portfolio returns and minimize potential risks. The Adviser follows a multi-step investment and due diligence process, which provides consistency and accountability to fulfil the Fund’s investment strategy and generate strong, reliable returns.

(1)    Generate Deal Flow.    The Adviser maintains a vast network of relationships with general partners and fund managers supported by a long operating history with strong returns. The Adviser’s extensive industry relationships provide access to exclusive, hard-to-access, Direct Equity Investments, Primary Investments, and Direct Credit Investments. Significant direct deal experience provides the Adviser with the reputation to attract more deal flow and the ability to quickly respond to new opportunities as they arise. The Adviser also maintains close contact with third parties such as placement agents and industry brokers to supplement the Adviser’s proprietary deal flow.

(2)    Screening.    For prospective investment opportunities in which the applicable deal team wants to formally initiate due diligence, the deal team presents the investment case to the Adviser’s Investment Committee (“Investment Committee” or “IC”).

The initial screening process includes an analysis of the specific deal attributes, history of the operating company or fund, and industry analysis to identify merits and potential issues around the specific investment opportunity. A tax and legal assessment is also prepared, outlining the proposed tax treatment and legal terms of the investment to confirm appropriate structure for the Fund. The Investment Committee reviews the opportunity and ultimately determines if the investment would be a potential fit for the portfolio and proceeds to further due diligence.

(3)    Primary diligence.    Upon Investment Committee approval, the deal team continues diligence on the investment and prepares a significantly more detailed IC memorandum for the IC’s review. The second IC memorandum summarizes interim diligence findings and includes information and analysis gathered from meetings with management, industry research, third-party diligence materials, and tax-related determinations.

•        Direct Equity Investment diligence specifically includes (1) an extensive review of the company’s history, current financial/operational condition, and future prospects, (2) an industry analysis including assessment of the company’s competition and industry attractiveness — augmented by third party consulting firms, as required, (3) management interviews, as applicable, (4) financial analysis of projections, valuation, and returns, (5) creation of the Adviser’s own financial projection scenarios to understand balance between return and risk, (6) review of legal due diligence, (7) evaluation of deal sponsor, and (8) determination of tax structuring and suitability for the RIC.

•        Primary Investment & Secondary Investment diligence specifically includes (1) validation of the proposed partnership investment’s merits, (2) quantitative evaluation of the fund manager’s track record, (3) analysis of any changes from the fund manager’s prior strategy, (4) extensive reference checks on the key individuals at the fund manager, (5) evaluation of the management team’s organizational depth and adequacy, (6) interviews with other investors, (7) review and negotiation of key terms and investment provisions, (8) evaluation of conflicts of interest, (9) validation of the documentation and actual cash flows for a sample of underlying investments, and (10) determination of tax structuring and suitability for the RIC.

•        Direct Credit Investment diligence is very similar to Direct Equity Investment diligence but additionally includes an analysis of the specific proposed terms of the transaction (cash interest, payment-in-kind (“PIK”) interest, OID, call protection, etc.).

(4)    Final Diligence.    Upon approval from the IC after the second IC meeting, confirmatory due diligence is conducted and a final IC memorandum, a culmination of all due diligence efforts is presented to the IC with a final recommendation. The deal team concludes any outstanding diligence items as well as answers any specific questions from the prior IC meeting.

(5)    Closing.    The deal team implements closing procedures as soon as the transaction is approved by the IC. The deal team works with legal counsel to negotiate and execute the appropriate legal documentation. Checklists are utilized to ensure that all investment procedures are properly completed prior to closing. All key due diligence materials and legal files are stored for future reference.

Post investment, the Adviser continues to be proactive in monitoring investments, including regular interaction with companies and general partners represented in the portfolio, in order to identify any issues that may arise and maintain a proactive approach to addressing any new investment opportunities.

Investment policies

Portfolio and liquidity management

The Adviser uses a range of techniques to seek to reduce the risk associated with the Fund’s investment strategy. These techniques may include, without limitation: (1) Investing broadly across Private Assets, Sponsors, strategies and transaction types across multiple sectors, geographies, and vintage years; and (2) actively managing cash and liquid assets.

The Adviser manages the Fund’s portfolio with a view towards managing its liquidity, while maintaining a high investment level.

Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future distributions from investments. The Adviser also takes other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Shares by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including historical private equity data, actual portfolio observations and qualitative forecasts by the Adviser’s and its affiliates’ investment professionals. See “Investment process overview — Portfolio planning.”

The Fund holds liquid assets to the extent required for purposes of liquidity management and compliance with the Investment Company Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in cash or cash equivalents for extended periods of time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders, the Adviser may sell certain of the Fund’s assets on the Fund’s behalf.

There can be no assurance that the objective of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund found under “General risks,” “Investment related risks,” and “Limits of risk disclosure.”

Borrowing by the Fund

The Fund may borrow money to pay operating expenses, including, without limitation, investment management fees, or to purchase portfolio securities, to fund repurchase of Shares or for other portfolio management purposes. Such borrowing may be accomplished through credit facilities or derivative instruments or by other means. The use of borrowings for investment purposes involves a high degree of risk. Under the Investment Company Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the Investment Company Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The Investment Company Act also provides that the Fund may not declare distributions or purchase its Shares (including through repurchase offers) if, immediately after doing so, it will have an asset coverage of less than 300% or 200%, as applicable. The foregoing requirements do not apply to Private Assets in which the Fund invests unless such Private Assets are registered under the Investment Company Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund.

Hedging techniques

From time to time in its sole discretion, the Adviser may employ various hedging techniques in an attempt to reduce certain potential risks to which the Fund’s portfolio may be exposed. These hedging techniques may involve the use of derivative instruments, including swaps and other arrangements such as exchange-listed and over-the-counter put and call options, rate caps, floors and collars, and futures and forward contracts. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as “swaptions.”

To the extent that the Fund’s potential exposure in a transaction involving options, rate caps, floors or collars, or futures or forward contracts is covered by the segregation of cash or liquid assets or otherwise, the Fund believes that such instruments do not constitute senior securities under the Investment Company Act and, accordingly, will not treat them as being subject to the borrowing restrictions of the Fund.

There are certain risks associated with the use of such hedging techniques. See “Investment related risks — Derivative instruments” and “Investment related risks — Currency risk.”

Temporary and defensive strategies

The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Adviser. See “Use of proceeds.”

General risks

The following are certain risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund.

The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and are capable of assuming the risks of an investment in the Fund.

Closed-end fund; liquidity limited to periodic repurchases of Shares

The Fund is a non-diversified, closed-end management investment company designed primarily for long-term investors, and is not intended to be a trading vehicle. The Fund is not a liquid investment and you should not invest in this Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities. In contrast, the majority of the Fund’s investments are illiquid.

The Fund does not intend to list its Shares for trading on any national securities exchange. There is no secondary trading market for Shares, and none is expected to develop. Shares are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its Shares are not redeemable at the option of Shareholders and they are not exchangeable for Shares of any other fund. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value (after all applicable fees), or, in certain circumstances, at a discount, and the Adviser intends to recommend that, in normal market circumstances, the Board conduct repurchase offers of no more than 5% of the Fund’s net assets quarterly on or about each January 1, April 1, July 1 and October 1. Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that an investor tenders due to the illiquidity of the Fund’s investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchases of Shares.”

In considering whether to repurchase Shares during periods of financial market stress, the Board may offer to repurchase Shares at a discount to their prevailing net asset value that appropriately reflects market conditions, subject to applicable law. Further, repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. See “Repurchases of Shares — Periodic repurchases.” An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Additionally, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of the Investment Company Act.

Payment in-kind for repurchased Shares

The Fund generally expects to satisfy a Shareholder’s repurchase request. See “Repurchases of Shares — Periodic repurchases.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, the Fund may receive securities from the Fund’s investments that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to the Fund’s Shareholders. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Non-Diversified Status

The Fund is a “non-diversified” management investment company under the Investment Company Act. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more of the Fund’s investments are allocated a relatively large percentage of the Fund’s assets, losses suffered by such investments could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of investments. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, the Fund is subject to diversification requirements applicable to RICs under the Code. See “Certain U.S. federal income tax considerations.”

Legal, tax and regulatory risks

Legal, tax and regulatory changes could occur that may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which the Fund and the Fund’s investments may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies. On October 28, 2020, the SEC adopted Rule 18f-4 under the Investment Company Act relating to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. Subject to certain conditions, if a fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4, it is not subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC rescinded certain of its prior guidance regarding asset segregation and coverage requirements in respect of derivatives transactions and related instruments. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the Investment Company Act, and combines the aggregate amount of indebtedness associated with all tender option bonds or similar financing with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all tender option bonds or similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. The Fund intends to continue to be treated as a limited derivatives user under Rule 18f-4. As a limited derivatives user, the Fund’s derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a Shareholder vote. Rule 18f-4 under the Investment Company Act may require the Fund and certain Underlying Managers to observe more stringent asset coverage and related requirements than were previously imposed by the Investment Company Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund and the Fund’s investments may engage in derivative transactions could also limit or prevent the Fund or Sponsors from using certain instruments.

Similarly, the regulatory environment for leveraged investors and for private equity funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or private equity funds may materially adversely affect the ability of the Fund to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation relating to private equity fund managers, private equity funds and funds of private equity funds could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the private funds or the Fund and/or limit potential investment strategies that would have otherwise been used by the Sponsors or the Fund in order to seek to obtain higher returns.

As of the date hereof, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, as respects U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund, Sponsors or their investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its investments could have a material effect on the tax consequences to the Shareholders. In the event of any such change in law, each Shareholder is urged to consult its own tax advisers.

Substantial repurchases

Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares. See “General risks — Closed-end fund; liquidity limited to periodic repurchases of Shares.”

Temporary Investments

Delays in investing the net proceeds of the offering of Shares may impair the Fund’s performance. The Fund cannot assure you it will be able to identify any investments that meet its investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest the net proceeds of the Fund’s offering on acceptable terms within the time period that the Fund anticipates or at all, which could harm the Fund’s financial condition and operating results.

Before making investments, the Fund may invest the net proceeds of the Fund’s offering primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements, and other high-quality debt instruments maturing in one year or less from the time of investment (“Temporary Investments”). This will produce returns that are significantly lower than the returns that the Fund expects to achieve when the Fund’s portfolio is fully invested in securities meeting the Fund’s investment objective. As a result, any distributions that the Fund pays while the Fund’s portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when the Fund portfolio is fully invested in securities meeting the Fund’s investment objective.

Dilution from subsequent offerings of Shares

The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Shareholders in the Fund’s investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent investments underperform the prior investments. Further, in certain cases Sponsors may structure performance-based compensation similarly to the Fund, with such compensation being paid only if gains exceed prior losses (i.e., if the value surpasses a previous “high-water mark”). New purchases of Shares will dilute the benefit of such compensation structures to existing Shareholders.

Valuations of Private Assets; valuations subject to adjustment

The valuations reported by the Sponsors, based upon which the Fund determines its month-end net asset value and the net asset value per Share may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Private Assets may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds received by Shareholders under certain circumstances as described in “Repurchases of Shares — Periodic repurchases.” As a result, to the extent that such subsequently adjusted valuations from the Sponsors or revisions to the net asset value of a Private Asset adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding

Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

The valuations of Shares may be significantly affected by numerous factors, some of which are beyond the Fund’s control and may not be directly related to the Fund’s operating performance. These factors include:

•        changes in regulatory policies or tax guidelines;

•        changes in earnings or variations in operating results;

•        changes in the value of the Private Assets;

•        changes in accounting guidelines governing valuation of the Private Assets;

•        any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•        departure of the Adviser or certain of its respective key personnel;

•        general economic trends and other external factors; and

•        loss of a major funding source.

Reporting requirements

Shareholders who beneficially own Shares that constitute more than 5% or 10% of the Fund’s Shares are subject to certain requirements under the Exchange Act, and the rules promulgated thereunder. These include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Shareholders or to notify Shareholders that such reports are required to be made. Shareholders who may be subject to such requirements should consult with their legal advisors.

Large Shareholder Concentration Risk

From time to time, certain shareholders may accumulate a proportionally higher percentage of shares compared to other shareholders. These “large” shareholders may present a risk should they redeem their entire holdings at once if the underlying holdings of the fund are concurrently experiencing a liquidity risk.

Business and structure related risks

Reliance on the Adviser

The Adviser has full discretionary authority to identify, structure, allocate, execute, administer, monitor and liquidate Private Assets and, in doing so, has no responsibility to consult with any Shareholder. Accordingly, an investor in the Fund must rely upon the abilities of the Adviser, and no person should invest in the Fund unless such person is willing to entrust all aspects of the investment decisions of the Fund to the Adviser.

Reliance on the key personnel

The Fund depends on the investment expertise, skill and network of business contacts of the Adviser. The Adviser evaluates, negotiates, structures, executes, monitors and services Private Assets. The Fund’s future success will depend to a significant extent on the continued service and coordination of the Adviser and its investment management team. The departure of certain key personnel of the Adviser or its affiliates could have a material adverse effect on the Fund’s ability to achieve its investment objective.

The Fund’s ability to achieve its investment objective depends on the Adviser’s ability to identify, analyze, invest in, finance and monitor Private Assets that meet the Fund’s investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The Adviser depends on the relationships of it and of the Adviser’s affiliates with private equity sponsors, investment banks and commercial banks, and the Fund will rely to a significant extent upon these relationships to provide the Fund with potential investment opportunities. If the Adviser or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom the Adviser and its affiliates have relationships are not obligated to provide the Fund, the Adviser or any of their affiliates with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

Competition for investment opportunities

The Fund will compete for investments with other investment funds (including registered investment companies, private equity funds, mezzanine funds and collateralized loan obligation (CLO) funds), as well as traditional financial services companies such as commercial banks, finance companies, business development companies (BDCs), small business investment companies (SBICs) and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may strengthen. Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than the Fund. These characteristics could allow competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than the Fund is able to do. As a result, the Fund may lose investment opportunities if it does not match its competitors’ pricing, terms and structure.

If the Fund is forced to match its competitors’ pricing, terms and structure, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. Furthermore, many of the Fund’s competitors are not subject to the source-of-income, asset diversification and distribution requirements the Fund must satisfy to maintain its qualification as a RIC.

Valuation of Private Assets uncertain

Under the Investment Company Act, the Fund is required to carry Private Assets at market value or, if there is no readily available market value, at fair value as determined by the Adviser, in accordance with the Fund’s valuation procedures, which have been approved by the Board. There is not a public market or active secondary market for many of the securities of the privately held companies in which the Fund intends to invest. Rather, many of the Private Assets may be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, the Fund values these securities at fair value as determined in good faith by the Adviser in accordance with the valuation procedures that have been approved by the Board.

The determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective, and the Adviser has a conflict of interest in making the determination. The Fund values these securities monthly at fair value determined in good faith by the Adviser in accordance with the valuation procedures that have been approved by the Board. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s net asset value on a given date to understate or overstate materially the value that the Fund may ultimately realize upon the sale of one or more Private Assets. The Fund will only value Private Assets at their reported NAV if permitted by applicable accounting standards See “Calculation of net asset value.”

Amount or frequency of distributions not guaranteed

The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board. Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may return all or a substantial portion of the proceeds from the offering of Shares in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your Shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the proceeds from the offering of Shares, including any fees payable to the Adviser.

Uncertain source and quantity of funding

Proceeds from the sale of Shares will be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses such as the Investment Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and it may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to the Fund. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, the ability to acquire investments and expand operations will be adversely affected. As a result, the Fund would be less able to achieve portfolio diversification and the investment objective, which may negatively impact the Fund’s results of operations and reduce the Fund’s ability to make distributions to Shareholders.

Fluctuations in performance

The Fund could experience fluctuations in its performance due to a number of factors, including, but not limited to, the Fund’s ability or inability to make investments in Private Assets that meet the Fund’s investment criteria, the interest rate payable on the debt securities the Fund acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Cybersecurity risk

The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. The use of artificial intelligence (“AI”) and machine learning could exacerbate these risks or result in cyber security incidents that implicate personal data. Cyber-attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and Shareholders, potentially resulting in, among other things, financial losses; the inability of Shareholders to transact business and the Fund to process transactions; inability to calculate the Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber-attacks or other information security breaches in the future.

Disaster and Data Recovery

In managing the Fund, the Adviser relies on information technology and data management systems which can fail or be subject to interruption or destruction caused by natural or man-made occurrences such as extreme weather, fires, earthquakes, power loss, telecommunications failures, terrorist attacks, hacking, break-ins, sabotage, intentional acts of destruction, vandalism, or similar events or misconduct. Any failure, interruption, or destruction of the Adviser’s information technology systems or data could have a material adverse impact on the operations of the Adviser and/or the Fund. In addition, a breach in the security of the Adviser’s systems could result in the theft, disclosure, or loss of investor, proprietary, and other sensitive information relating to the Adviser and/or the Fund, which in turn could lead to litigation in which the Fund could incur liability.

The Adviser has in place information security, incident response, backup, and disaster recovery procedures intended to prevent or mitigate damage if such an event occurs. However, a breach could nevertheless occur, and such procedures could fail or be insufficient to avoid, mitigate, or remedy the breach. Moreover, the ever-changing methods and technologies used to obtain unauthorized access to systems through means such as third-party acts, computer error, malicious code, employee error, or malfeasance often are not known until used against a potential target. Therefore, the Adviser may be unable to anticipate the destructive or invasive methods and technologies that could be used against its systems or to implement adequate protections.

Technological Advancements Risk

The development and increased reliance on certain technologies, including AI, may adversely impact markets and the overall performance of a Fund’s investments. For example, issuers in which a Fund may invest may focus their business on AI-related products and/or services and utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and/or an adverse effect on an issuer’s business operations. In addition, the increased regulation of AI, including related to information privacy, data protection and intellectual property, may significantly impact the economy and/or the issuers in which a Fund invests.

Management related risks

Incentive Fee

Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized. If a Fund investment decreases in value, it is possible that the unrealized gain previously included in the calculation of the Incentive Fee will never become realized. The Adviser is not obligated to reimburse the Fund for any part of the Incentive Fee it received that was based on unrealized gain never realized as a result of a sale or other disposition of a Fund investment at a lower valuation in the future, and such circumstances would result in the Fund paying an Incentive Fee on income or gain the Fund never received.

In addition, the Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement.

Divergence of resources

Neither the Adviser nor its affiliates, including individuals employed by the Adviser or its affiliates, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund will target. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. Affiliates of the Adviser, whose primary businesses include the origination of investments, engage in investment advisory business with accounts that compete with the Fund. Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund.

Transactions with affiliates

Affiliates of the Adviser engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund or the Fund’s investments. In the future, there may be instances in which the interests of such affiliates conflict with the interests of the Fund or the Fund’s investments. Affiliates of the Adviser may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Private Assets) which (i) may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund, (ii) may compete with the Fund for investment opportunities, and (iii) may co-invest with the Fund in certain transactions. The Fund has received exemptive relief from the SEC that permits the Fund to participate in certain negotiated co-investments alongside other funds managed by the Adviser or certain of its affiliates, subject to certain conditions, including (i) that a majority of the Managers of the Board who have no financial interest in the co-investment transaction and a majority of the Managers of the

Board who are not “interested persons,” as defined in the Investment Company Act, approve the co-investment and (ii) that the price, terms and conditions of the co-investment will be identical for each fund participating pursuant to the exemptive relief. In addition, affiliates of the Adviser and their respective clients may themselves invest in securities that would be appropriate for the Fund’s investments and may compete with the Private Assets for investment opportunities. The Fund may invest in entities that are affiliates of or are managed by the Adviser, including in respect of which it or its affiliates may receive investment management, advisory or other fees, in addition to those payable by the Fund. The Adviser or its affiliates may earn fees from Private Assets or the Fund for the provision of advice on mergers, acquisitions, add-on acquisitions, re-financings, public offerings, sales and similar transactions.

Investment related risks

This section discusses the types of investments that may be made, directly or indirectly, by the Fund and some of the risks associated with such investments. It is possible that the Fund will make an investment that is not described below, and any such investment will be subject to its own particular risks.

Failure to qualify as a RIC or satisfy distribution requirement

To qualify for and maintain RIC qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset diversification requirements. See “Certain U.S. federal income tax considerations.”

•        The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Shareholders on an annual basis at least 90% of the Fund’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the Investment Company Act and is and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•        The source-of-income requirement will be satisfied if the Fund obtains at least 90% of its income for each year from dividends, interest, gains from the sale of stock or securities or similar passive sources.

•        The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement, (i) at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer and (ii) no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund’s investments are in private companies, and therefore are relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Fund fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution, and the amount of the Fund’s distributions.

Difficulty meeting RIC distribution requirement

For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, the Fund may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”) as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income where the Fund does not receive a corresponding payment in cash.

The Fund anticipates that a portion of its income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discounts and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Certain U.S. federal income tax considerations.”

Restrictions on raising capital and borrowing

As a result of the annual distribution requirement to qualify as a RIC under the Code, the Fund may need to periodically access the capital markets to raise cash to fund new investments of the Fund. The Fund may issue “senior securities,” as defined in the Investment Company Act (including borrowing money from banks or other financial institutions) only in amounts such that the Fund’s asset coverage, as defined in the Investment Company Act, equals at least 200% after such incurrence or issuance. Compliance with these requirements may unfavorably limit the Fund’s investment opportunities and reduce its ability in comparison to other companies to profit from favorable spreads between the rates at which it can borrow and the rates at which it can lend.

The Fund may borrow for investment purposes. If the value of the Fund’s assets declines, the Fund may be unable to satisfy the asset coverage test, which would prohibit the Fund from paying distributions and could prevent the Fund from qualifying as a RIC. If the Fund cannot satisfy the asset coverage test, the Fund may be required to sell a portion of its investments and, depending on the nature of the Fund’s debt financing, repay a portion of the Fund’s indebtedness at a time when such sales may be disadvantageous. In addition, any amounts that the Fund uses to service its indebtedness would not be available for distribution by the Fund to Shareholders.

Limited operating history of the Fund’s investments

The Fund’s investments may have limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Adviser to evaluate past performance or to validate the investment strategies of such investments will be limited. Moreover, even to the extent a Fund investment has a longer operating history, the past investment performance of any of the Fund’s investments should not be construed as an indication of the future results of such investments or the Fund, particularly as the investment professionals responsible for the performance of such investments may change over time. This risk is related to, and enhanced by, the risks created by the fact that the Adviser relies upon information provided to it by the issuer of the securities it receives or the Sponsors (as applicable) that is not, and cannot be, independently verified. Further, the results of other funds or accounts managed by the Adviser, which have or have had an investment objective similar to or different from that of the Fund may not be indicative of the results that the Fund achieves.

Unspecified investments; dependence on the Adviser

The Adviser has complete discretion to select the Fund’s investments as opportunities arise. The Fund and, accordingly, Shareholders, must rely upon the ability of the Adviser to identify and implement Fund investments consistent with the Fund’s investment objective. Shareholders will not receive or otherwise be privy to due diligence or risk information prepared by or for the Adviser in respect of the Fund’s investments. The Adviser has the authority and responsibility for asset allocation, the selection of Fund’s investments and all other investment decisions for the Fund. The success of the Fund depends upon the ability of the Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders have no right or power to participate in the management or control of the Fund or the Fund’s investments, or the terms of any such investments. There can be no assurance that the Adviser will be able to select or implement successful strategies or achieve its investment objective.

Nature of Portfolio Companies

Private Assets include direct and indirect investments in various companies, ventures and businesses (“Portfolio Companies”). This may include Portfolio Companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The management of such Portfolio Companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such Portfolio Companies.

Control positions

The Fund (in the case of certain Direct Investments) and the Portfolio Funds may take control positions in Portfolio Companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability characteristic of a corporation may be ignored, which would increase the Fund’s possibility of incurring losses.

Leverage

The Sponsors, and (subject to applicable law) the Fund may employ leverage through borrowings or derivative instruments, and are likely to directly or indirectly acquire interests in companies with highly leveraged capital structures. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage, the value of the relevant portfolio or investment will decrease. Accordingly, any event that adversely affects the value of the Fund’s investments will be magnified to the extent leverage is employed. The cumulative effect of the use of leverage by the Fund or the the Fund’s investments in a market that moves adversely to the relevant investments could result in substantial losses, exceeding those that would have been incurred if leverage had not been employed.

The Fund secured a committed, secured line of credit (the “Facility”) with Barclays Bank PLC. The Facility establishes an aggregate principal amount of $200,000,000.

Effects of Leverage

Illustration.    The following table illustrates the effect of leverage on returns from an investment in Shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $1,048.1 million in net assets, (ii) a weighted average cost of funds of 6.96%, (iii) $20 million in borrowings outstanding (i.e. assumes the Fund borrows funds equal to 1.91% of its average net assets during such period) and (iv) $1,028 million in average Shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Shareholders	-10.33%	-5.23%	-0.13%	4.97%	10.07%

Similarly, assuming (i) $1,048.1 million in average total assets, (ii) a weighted average cost of funds of 6.96% and (iii) $20 million in borrowings outstanding, the Fund’s assets would need to yield an annual return (net of expenses) of approximately 0.13% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Derivative instruments

Some or all of the Sponsors, and (subject to applicable law) the Fund may use options, swaps, futures contracts, forward agreements and other derivatives contracts. Transactions in derivative instruments present risks arising from the use of leverage (which increases the magnitude of losses), volatility, the possibility of default by a counterparty, and illiquidity. Use of derivative instruments for hedging or speculative purposes by the Fund or Sponsors could present significant risks, including the risk of losses in excess of the amounts invested. The use of derivatives is also subject to operational and legal risks. Operational risks generally refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of a counterparty, or legality or enforceability of a contract. See “Investment related risks — Hedging.”

Economic, political, and legal risks

The Fund’s investments include indirect investments in a number of countries, including countries in emerging markets, exposing investors to a range of potential economic, political and legal risks, which could have an adverse effect on the Fund. These may include, but are not limited to, declines in economic growth, inflation, deflation, imposition of tariffs, currency revaluation, nationalization, expropriation, confiscatory taxation, governmental restrictions, adverse regulation, social or political instability, negative diplomatic developments, military conflicts, the spread of infectious diseases (including epidemics and pandemics) or other public health issues and terrorist attacks.

For instance, the ongoing conflicts in Ukraine and Iran and escalating conflicts in other parts of the Middle East, have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Strategic competition between the U.S. and China and resulting tensions have also contributed to uncertainty in the geopolitical and regulatory landscapes. Similarly, other events, including natural disasters, climate-related events, pandemics or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may adversely affect the global economy or capital markets, as well as the Fund’s investments.

Prospective investors should note that the private equity in countries where the Fund’s investments are made may be significantly less developed than those in the United States. Certain investments may be subject to extensive regulation by national governments and/or political subdivisions thereof, which could prevent the Fund or the Fund’s investments from making investments they otherwise would make or cause them to incur substantial additional costs or delays that they otherwise would not suffer. Such countries may have different regulatory standards with respect to insider trading rules, restrictions on market manipulation, shareholder proxy requirements and/or disclosure of information. In addition, the laws of various countries governing business organizations, bankruptcy and insolvency may make legal action difficult and provide little, if any, legal protection for investors, including the Fund and the Fund’s investments. In addition, accounting and auditing standards in many markets are different, and sometimes significantly different from those applicable in the United States or Europe. There may be significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Any such laws or regulations may change unpredictably based on political, economic, social and/or market developments.

Recently, the U.S. has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S., global financial markets’ stability, and global economic conditions.

Fixed-Income Securities Risks

Fixed-income securities in which the Fund may invest are generally subject to the following risks:

Interest Rate Risk.    The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise. Interest rates in the United States and many other countries have risen in recent periods and may continue to rise or remain elevated in the future. Because longer-term inflationary pressure may result from the U.S. government’s fiscal policies, the Fund may experience higher interest rates over its investment horizon. To the extent the Fund or a Fund investment borrows money to finance its investments, the Fund’s or a Fund investment’s performance will depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. In periods of rising interest rates, the Fund’s or a Fund investment’s cost of funds could increase. Adverse developments resulting from changes in interest rates could have a material adverse effect on the Fund’s or a Fund investment’s financial condition and results of operations. In addition, a decline in the prices of the debt the Fund or a Fund investment owns could adversely affect the Fund’s net asset value. Changes in market interest rates could also affect the ability of operating companies in which the Fund or a Fund investment invests to service debt, which could materially impact the Fund or a Fund Investment may invest, thus impacting the Fund.

There is a risk that interest rates will rise, which will likely drive down prices of bonds and other fixed-income securities. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Fluctuations in the market price of the Fund’s investments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund’s net asset value. The Fund may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by the Adviser. Moreover, because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Fund to the extent that it invests in floating rate debt securities.

The Fund may invest in variable and floating rate debt instruments, which generally are less sensitive to interest rate changes than longer duration fixed rate instruments but may decline in value in response to rising interest rates if, for example, the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general.

Conversely, variable and floating rate instruments generally will not increase in value if interest rates decline. To the extent the Fund holds variable or floating rate instruments, a decrease in market interest rates will adversely affect the income received from such securities, which may adversely affect the net asset value of the Fund’s Shares.

Issuer and Spread Risk.    The value of fixed-income securities may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer and the value of the assets of the issuer. In addition, wider credit spreads and decreasing market values typically represent a deterioration of a debt security’s credit soundness and a perceived greater likelihood of risk or default by the issuer.

Credit Risk.    Credit risk is the risk that one or more fixed-income securities in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. To the extent the Fund invests in below investment grade securities, it will be exposed to a greater amount of credit risk than a fund that only invests in investment grade securities. In addition, to the extent the Fund uses credit derivatives, such use will expose it to additional risk in the event that the bonds underlying the derivatives default. The degree of credit risk depends on the issuer’s financial condition and on the terms of the securities.

Prepayment or “Call” Risk.    During periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk. Below investment grade securities frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (i.e., “call protection”). For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased.

Reinvestment Risk.    Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed-income securities at market interest rates that are below the Fund portfolio’s current earnings rate.

Duration and Maturity Risk.    The Fund has no set policy regarding the duration or maturity of the fixed-income securities it may hold. In general, the longer the duration of any fixed-income securities in the Fund’s portfolio, the more exposure the Fund will have to the interest rate risks described above. The Adviser may seek to adjust the portfolio’s duration or maturity based on its assessment of current and projected market conditions and any other factors that the Adviser deems relevant. There can be no assurance that the Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust the portfolio’s duration or maturity will be successful at any given time.

SOFR risk

The Secured Overnight Financing Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from the London Interbank Offered Rate (“LIBOR”). LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Currency risk

The Fund’s portfolio will include direct and indirect investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Private Assets are denominated against the U.S. Dollar may result in a decrease the Fund’s net asset value. The Adviser may or may not elect to hedge the value of investments made by the Fund against currency fluctuations, and even if the Adviser deems hedging appropriate, it may not be possible or practicable to hedge currency risk exposure. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Eurozone risk

The Fund may invest directly or indirectly from time to time in European companies and assets and companies and assets that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the European Union (“EU”) or the Eurozone create risks that could materially and adversely affect the Fund Investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies and assets, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies and assets in affected countries, could also have material adverse effects on the Fund.

Non-U.S. Investments Risk

The Fund, through its Private Assets, may invest either directly or indirectly in companies that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions. Such investments may be subject to certain additional risk due to, among other things, potentially unsettled points of applicable governing law, the risks associated with fluctuating currency exchange rates, capital repatriation regulations (as such regulations may be given effect during the term of the Fund or client portfolio), the application of complex U.S. and non-U.S. tax rules to cross-border investments, possible imposition of non-U.S. taxes on investors with respect to the income, and possible non-U.S. tax return filing requirements. The foregoing factors may increase transaction costs and adversely affect the value of the Fund’s portfolio investments.

Additional risks of non-U.S. investments include but are not limited to: (a) economic dislocations in the host country; (b) less publicly available information; (c) less well-developed regulatory institutions; and (d) greater difficulty of enforcing legal rights in a non-U.S. jurisdiction. Moreover, non-U.S. portfolio investments and companies may not be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those that apply to U.S. portfolio investments and companies. In addition, laws and regulations of foreign countries may impose restrictions that would not exist in the United States and may require financing and structuring alternatives that differ significantly from those customarily used in the United States. No assurance can be given that a change in political or economic climate, or particular legal or regulatory risks, including changes in regulations regarding foreign ownership of assets or repatriation of funds or changes in taxation might not adversely affect an investment by the Fund.

Increased tensions between Russia and Ukraine have escalated into an armed conflict given Russia’s invasion of Ukraine in February 2022. The conflict involving these two countries and the recent outbreak of hostilities between them may escalate or result in more widespread conflict. Such hostilities, and the threat of wider-spread hostilities, could lead to disruption, instability and volatility in global markets and commodity prices, economies and industries that could negatively impact the Fund’s business, results of operations and financial condition. The conflict has already resulted in significant volatility in certain equity, debt and currency markets, material increases in commodity prices, such as oil and natural gas, and economic uncertainty. In addition, sanctions imposed on Russia by the United States and other countries, and any sanctions imposed in the future, could have a significant adverse impact on the Russian economy and related markets. The price and liquidity of investments may fluctuate widely as a result of the conflict and related events. How long the armed conflict and related events will last cannot be predicted. These tensions and any related events could have significant impact on Fund performance and the value of an investment in the Fund.

Foreign Currency Risk

Because the Fund may have exposure to securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.

Yield and Ratings Risk

The yields on debt obligations are dependent on a variety of factors, including general market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody’s, S&P and Fitch, which are described in Appendix A to the SAI, represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. Subsequent to its purchase by the Fund, a rated security may cease to be rated. The Adviser will consider such an event in determining whether the Fund should continue to hold the security.

U.S. Debt Securities Risk

U.S. debt securities generally involve lower levels of credit risk than other types of fixed income securities of similar maturities, although, as a result, the yields available from U.S. debt securities are generally lower than the yields available from such other securities. Like other fixed income securities, the values of U.S. debt securities change as interest rates fluctuate. On August 1, 2023, Fitch lowered its long-term sovereign credit rating on U.S. debt securities to AA+ from AAA. The downgrade by Fitch and any future downgrades by other rating agencies could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase borrowing costs generally. These events could have significant adverse effects on the economy generally and could result in significant adverse impacts on securities issuers and the Fund. The Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio.

Recent market events risk

The value of the Fund’s investments may increase or decrease in response to expected, real or perceived economic, political or financial events in the U.S. or global markets. The frequency and magnitude of such changes in value cannot be predicted. Certain securities and other investments held by the Fund may experience increased volatility, illiquidity, or other potentially adverse effects in response to changing market conditions, inflation/deflation, changes in interest rates, lack of liquidity in the bond or equity markets, volatility in the equity markers. U.S. or global markets may be adversely affected by uncertainties and events or the threat or potential of one or more such events and developments in the U.S. and around the world, such as major cybersecurity events, geopolitical events (including wars, terror attacks, natural disasters, spread of infectious disease (including epidemics or pandemics) or other public health emergencies), social unrest, political developments, changes in government policies, taxation, threatened or actual imposition of tariffs, restrictions on foreign investment and currency repatriation, currency fluctuations and developments in the laws and regulations in the U.S. and other countries, or other political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market. In the first half of 2025, the United States enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. Significant about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs continues to exist. The United States has also recently engaged in armed conflict in the Middle East. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; the stability of global financial markets; and global economic conditions.

The Fund cannot predict the effects or likelihood of such events on the U.S. and global economies, the value of the Shares or the NAV of the Fund. The issuers of securities, including those held in the Fund’s portfolio, could be materially impacted by such events, which may, in turn, negatively affect the value of such securities or such issuers’ ability to make interest payments or distributions to the Fund. These risks may be magnified if certain events or developments adversely interrupt the global supply chain; in these and other circumstances, such risks might affect companies worldwide due to increasingly interconnected global economies and financial markets.

Hedging

The Fund may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the Investment Company Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase losses. Further, hedging transactions may reduce cash available to pay distributions to Shareholders. See “Investment related risks — Derivative instruments.”

Risks relating to accounting, auditing and financial reporting, etc.

The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which the Private Assets (both direct and indirect) may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. Although the Fund uses U.S. GAAP, the assets, liabilities, profits and losses appearing in published financial statements of the Fund Investments may not reflect their financial position or operating results as they would be reflected under U.S. GAAP. Accordingly, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments.

Certain Private Assets may hold interests in Portfolio Companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Private Assets may be incomplete, inaccurate and/or significantly delayed. The Fund and the Private Assets may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such Portfolio Companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Risks of Investing in Private Assets

Risks of Private Equity Strategies

The Fund’s investment portfolio will include Private Assets which will hold securities issued primarily by private companies. Operating results for private companies in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

•        Buyout Investment Risks.    Buyout transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout investments involve a high degree of risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.

•        Venture Capital Risks.    Venture capital investments are in private companies that have limited operating history, are attempting to develop or commercialize unproven technologies or to implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of risk that can result in substantial losses, which risks generally are greater than the risks of investing in public or private companies that may be at a later stage of development.

•        Special Situations Risks.    The special situations strategies invest in companies that may be in transition, out of favor, financially leveraged, stressed or distressed, or potentially troubled and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization, or liquidation. These companies may be experiencing, or are expected to experience, financial difficulties that may never be able to overcome. The securities of such companies are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns. Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within such companies. Such investments could, in certain circumstances, subject a Private Asset or the Fund to certain additional potential liabilities. Numerous other risks also arise in the workout and bankruptcy contexts. In addition, there is no minimum credit standard that is a prerequisite to an investment in any instrument and a significant portion of the obligations and preferred stock acquired in special situations investments may be rated below investment grade or unrated.

Risks Associated with Private Company Investments

Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with U.S. GAAP, and are not required to maintain effective internal controls over financial reporting. As a result, the Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Typically, investments in private companies are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. There can be no assurance that the Fund will be able to realize the value of private company investments in a timely manner.

Competition for Access to Private Equity Investment Opportunities

There can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire. Moreover, as a registered investment company, the Fund is required to make certain public disclosures and regulatory filings regarding its operations, financial status, portfolio holdings, etc. While these filings are designed to enhance investor protections, Sponsors and certain private companies may view such filings as contrary to their business interests and deny access to the Fund; but may permit other, non-registered funds or accounts, managed by the Adviser or its affiliates, to invest. As a result, the Fund may not be invested in certain Private Assets that are held by other unregistered funds or accounts managed by the Adviser or its affiliates, even though those investments would be consistent with the Fund’s investment objective.

In addition, certain provisions of the Investment Company Act prohibit the Fund from engaging in transactions with the Adviser and its affiliates; however; unregistered funds also managed by the Adviser are not prohibited from the same transactions. The Investment Company Act also imposes significant limits on co-investments with affiliates of the Fund. The Adviser has received an exemptive order from the SEC, which the Fund may also rely on, that expands the Fund’s ability to co-invest alongside its affiliates in privately negotiated investments. However, the exemptive order contains certain conditions that may limit or restrict the Fund’s ability to participate in an investment or participate in an investment to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.

Risks Associated with Secondary Investments

The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds (and not from the Portfolio Fund itself). In such instances, as the Fund will not be acquiring such interests directly from the Portfolio Fund, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. There can be no assurance as to the number of Secondary Investment opportunities that will be presented to the Fund.

In addition, valuation of Secondary Investments in Portfolio Funds may be difficult, as there generally will be no established market for such investments or for the privately-held portfolio companies in which such Portfolio Funds may own securities. Moreover, the purchase price of Secondary Investments in such Portfolio Funds generally will be subject to negotiation with the sellers of the interests and there is no assurance that the Fund will be able to purchase interests at attractive discounts to net asset value, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.

There is significant competition for Secondary Investments. Many institutional investors, including fund-of-funds entities, as well as existing investors of Portfolio Funds may seek to purchase Secondary Investments of the same Portfolio Fund which the Fund may also seek to purchase. In addition, some Sponsors have become more selective by adopting policies or practices that exclude certain types of investors, such as fund-of-funds. These Sponsors also may be partial to Secondary Investments being purchased by existing investors of their Portfolio Funds. In addition, some secondary opportunities may be conducted pursuant to a specified methodology (such as a right of first refusal granted to existing investors or a so-called “Dutch auction,” where the price of the investment is lowered until a bidder bids and that first bidder purchases the investment, thereby limiting a bidder’s ability to compete for price) which can restrict the availability of those opportunities for the Fund. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.

At times, the Fund may have the opportunity to acquire a portfolio of Portfolio Fund interests from a seller, on an “all or nothing” basis. In some such cases, certain of the Portfolio Fund interests may be less attractive than others, and certain of the Sponsors may be more familiar to the Adviser than others or may be more experienced or highly regarded than others. In such cases, it may not be possible for the Fund to carve out from such purchases those Secondary Investments which the Adviser considers (for commercial, tax legal or other reasons) less attractive.

In the cases where the Fund acquires an interest in a Portfolio Fund through a Secondary Investment, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return the monies equivalent to such distribution to the Portfolio Fund. While the Fund may, in turn, make a claim against the seller for any such monies so paid, there can be no assurances that the Fund would prevail on such claim.

In-Kind Distributions from Private Assets

The Fund may receive in-kind distributions of securities from its Private Assets. There can be no assurance that securities distributed in kind by the Private Assets to the Fund will be readily marketable or saleable, and the Fund may be required to hold such securities for an indefinite period and/or may incur additional expense in connection with any disposition of such securities.

Direct Investments Risks

The Fund’s investment portfolio includes Direct Investments, which are private investments made directly into the equity or debt of selected operating companies in parallel with a private equity fund and/or other private equity firms. The Fund’s ability to realize a profit on such Direct Investments will be particularly reliant on the expertise of the lead investor in the transaction. There can be no assurance that the Fund will be given Direct Investment opportunities, or that any specific Direct Investment offered to the Fund would be appropriate or attractive to the Fund in the Adviser’s judgment. The market for Direct Investment opportunities is competitive and may be limited, and the Direct Investment opportunities to which the Fund wishes to allocate assets may not be available at any given time. Due diligence will be conducted on Direct Investment opportunities; however, the Adviser may not have the ability to conduct the same level of due diligence applied to other investments. In addition, the Adviser may have little to no opportunities to negotiate the terms of such Direct Investments. The Fund generally will rely on the Sponsor offering such Direct Investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the Direct Investment.

Many entities compete with the Fund in pursuing Direct Investments. These competitors may have considerably greater financial, technical and marketing resources than the Fund. Some competitors may have a lower cost of funds and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. Furthermore, many competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on the Fund. As a result of this competition, the Fund may not be able to pursue attractive Direct Investment opportunities from time to time.

The Fund’s ability to dispose of Direct Investments may be severely limited, both by the fact that the securities are expected to be unregistered and illiquid and by contractual restrictions that may limit, preclude or require certain approvals for the Fund to sell such investment. Direct Investments may be heavily negotiated and, therefore, the Fund may incur additional legal and transaction costs in connection therewith.

Direct Investing Alongside Other Parties Risks

Direct investing alongside one or more other parties in an investment (i.e., as a co-investor) involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor, the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.

In addition, in order to take advantage of Direct Investment opportunities as a co-investor, the Fund generally will be required to hold a non-controlling interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the Direct Investment, on a co-investor basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.

In addition, the Fund may in certain circumstances be liable for the actions of its third-party co-venturers. Direct Investments made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third-party partners or co-venturers. There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.

Special risks pertaining to investments in Portfolio Funds

This section discusses certain risks related to the fact that the Fund invests in Portfolio Funds.

Investments in the Portfolio Funds generally; dependence on the Sponsors

Because the Fund invests in Portfolio Funds, a Shareholder’s investment in the Fund will be affected by the investment policies and decisions of the Sponsor of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. Certain risks related to the investment strategies and techniques utilized by the Sponsors are described under “Investment related risks” above. The success of the Fund depends upon the ability of the Sponsors to develop and implement strategies that achieve their investment objectives. Shareholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Sponsors, or the terms of any such investments. In addition, the Sponsors could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Sponsors will be able to select or implement successful strategies or achieve their respective investment objectives.

Portfolio Funds not registered

The Fund is registered as an investment company under the Investment Company Act. The Investment Company Act is designed to afford various protections to investors in pooled investment vehicles. For example, the Investment Company Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of managers, a majority of whose members are independent of management. However, most of the Portfolio Funds in which the Fund invests are not subject to the provisions of the Investment Company Act. Many Sponsors may not be registered as investment advisers under the Advisers Act. As an indirect investor in the Portfolio Funds managed by Sponsors that are not registered as investment advisers, the Fund will not have the benefit of certain of the protections of the Advisers Act.

The Portfolio Funds generally are exempted from regulation under the Investment Company Act because they permit investment only by investors who meet very high thresholds of investment experience and sophistication, as measured by net worth. The Fund’s investment qualification thresholds are generally lower. As a result, the Fund provides an avenue for investing in Portfolio Funds that would not otherwise be available to certain investors. This means that investors who would not otherwise qualify to invest in largely unregulated vehicles will have the opportunity to make such an investment through the Fund.

In addition, the Portfolio Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies, in accordance with certain SEC rules. A registered investment company which places its securities in the custody of a member of a securities exchange is required to have a written custodian agreement, which provides that securities held in custody will be at all times individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and which contains other provisions designed to protect the assets of such investment company. The Portfolio Funds in which the Fund will invest may maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as would be required in the case of registered investment companies, or may not use a custodian to hold their assets. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any brokerage firm used to hold Portfolio Fund assets could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that a Sponsor could convert assets committed to it by the Fund to its own use or that a custodian could convert assets committed to it by a Sponsor to its own use. There can be no assurance that the Sponsors or the entities they manage will comply with all applicable laws and that assets entrusted to the Sponsors will be protected.

Prospective investors should understand that the Fund is an appropriate investment only for investors who can tolerate a high degree of risk, including lesser regulatory protections in connection with the Fund’s investments in Portfolio Funds than might normally be available through investments in registered investment company vehicles.

Portfolio Funds are generally non-diversified

While there are no regulatory requirements that the investments of the Portfolio Funds be diversified, some Portfolio Funds may undertake to comply with certain investment concentration limits. Portfolio Funds may at certain times hold large positions in a relatively limited number of investments. Portfolio Funds may target or concentrate their investments in particular markets, sectors or industries. Those Portfolio Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but are not limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings. As a result, the net asset values of such Portfolio Funds may be subject to greater volatility than those of investment companies that are subject to diversification requirements and this may negatively impact the net asset value of the Fund.

Portfolio Funds’ securities are generally illiquid

The securities of the Portfolio Funds in which the Fund invests or plans to invest will generally be illiquid. Subscriptions to purchase the securities of Portfolio Funds are typically subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Portfolio Fund interests, the Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset values of the Fund.

Portfolio Fund operations not transparent

The Adviser does not control the investments or operations of the Portfolio Funds. A Sponsor may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Some Sponsors may have a limited operating history and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Fund. Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund Investments will not be fraudulent, inaccurate or incomplete.

Valuation of the Fund’s interests in its investments

The valuation of the Fund’s investments is ordinarily determined based upon net asset values or valuations provided by the Sponsors of such investments which are generally not audited. A majority of the securities in which the Fund’s investments invest will not have a readily ascertainable market price and will be valued by the Sponsors. In this regard, a Sponsor may face a conflict of interest in valuing the securities, as their value may affect the Sponsor’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any investment, the accuracy of the valuations provided by the Sponsors, that the Sponsors will comply with their own internal policies or procedures for keeping records or making valuations, or that the investments policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts.

The Adviser has established a committee (the “Valuation Committee”) to oversee the valuation of the Fund investments pursuant to procedures adopted by the Board. The members of the Valuation Committee may face conflicts of interest in overseeing the valuation of the Fund investments, as the value of the Private Assets will affect the Adviser’s compensation. The Fund expects to estimate the fair value of its investments in Fund investments using the net asset value of the Fund investments as reported by the Sponsors. The Fund will consider whether an adjustment to the most recent net asset value of its investments in Fund investments is necessary based on available information to estimate a net asset value. The valuations provided by Sponsors may provide a basis for those valuations.

A Sponsor’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Fund investment, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Sponsor’s valuations of such interests could remain subject to such fraud or error and the Valuation Committee may, in its sole discretion, determine to discount the value of the interests or value them at zero.

Shareholders should be aware that situations involving uncertainties as to the valuations by Sponsors could have a material adverse effect on the Fund if the Sponsor’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.

Portfolio Funds’ Underlying Investments

The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be highly illiquid and difficult to value. Unless and until those investments are sold or mature into marketable securities they will remain illiquid. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.

A Sponsor may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Sponsor may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns.

The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.

Multiple levels of fees and expenses

Although in many cases investor access to the Portfolio Funds may be limited or unavailable, an investor who meets the conditions imposed by a Portfolio Fund may be able to invest directly with the Portfolio Fund. By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based and performance-based fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including, among other things and as applicable, offering expenses, operating costs, sales charges, brokerage transaction expenses, management fees, distribution fees, administrative and custody fees, and tender offer expenses) and, indirectly, similar expenses of the Portfolio Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in a Portfolio Fund directly or in a closed-end fund that did not invest through Portfolio Funds.

Each Portfolio Fund generally will be subject to a performance-based fee or allocation irrespective of the performance of other Portfolio Funds and the Fund generally. Accordingly, a Sponsor to a Portfolio Fund with positive performance may receive performance-based compensation from the Portfolio Fund, and thus indirectly from the Fund and its Shareholders, even if the overall performance of the Fund is negative. Generally, asset-based fees payable to Sponsors of the Portfolio Funds will range from 0% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance-based fees or allocations are typically 0%-20%, although it is possible that such amounts may be exceeded for certain Sponsors. The performance-based compensation received by a Sponsor also may create an incentive for that Sponsor to make investments that are riskier or more speculative than those that it might have made in the absence of such performance-based compensation.

Investors that invest in the Fund through financial advisers or intermediaries may also be subject to account fees or charges levied by such parties. Prospective investors should consult with their respective financial advisers or intermediaries for information regarding any fees or charges that may be associated with the services provided by such parties.

Inability to vote

To the extent that the Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of the Fund for purposes of the Investment Company Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Adviser). To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to the Fund’s interests.

There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. If the Fund is considered to be affiliated with a Portfolio Fund, transactions between the Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the Investment Company Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Consortium or offsetting investments

The Sponsors may invest in consortia, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions. To the extent that the Sponsors do, in fact, hold such offsetting positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, Sponsors are compensated based on the performance of their portfolios. Accordingly, there often may be times when a particular Sponsor may receive incentive compensation in respect of its portfolio for a period even though the Fund’s net asset values may have decreased during such period. Furthermore, it is possible that from time to time, various Sponsors selected by the Adviser may be competing with each other for investments in one or more markets.

Limitations on ability to invest in Portfolio Funds

Certain Sponsors’ investment approaches can accommodate only a certain amount of capital. Sponsors typically endeavor not to undertake to manage more capital than such Sponsor’s approach can accommodate without risking a potential deterioration in returns. Accordingly, each Sponsor has the right to refuse to manage some or all of the Fund’s assets that the Adviser may wish to allocate to such Sponsor. Further, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Sponsor.

In addition, it is expected that the Fund will be able to make investments in particular Portfolio Funds only at certain times, and commitments to Private Assets may not be accepted (in part or in their entirety). As a result, the Fund may hold cash or invest any portion of its assets that is not invested in Portfolio Funds in cash equivalents, short-term securities or money market securities pending investment in Portfolio Funds. To the extent that the Fund’s assets are not invested in Private Assets, the Fund may be unable to meet its investment objective.

Indemnification of Portfolio Funds and Sponsors

The Fund may agree to indemnify certain of the Portfolio Funds and the Sponsors and their respective officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds or Direct Investments. If the Fund were required to make payments (or return distributions received from such Portfolio Funds or Direct Investments) in respect of any such indemnity, the Fund could be materially adversely affected.

Termination of the Fund’s interest in a Portfolio Fund

A Sponsor may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.

Risks specific to Secondary Investments

General risks of Secondary Investments

The overall performance of the Fund’s Secondary Investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain Secondary Investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a Portfolio Fund interest as a Secondary Investment, the Fund will generally not have the ability to modify or amend such Private Asset’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to Secondary Investments may be greater than those relating to Primary Investments.

Contingent liabilities associated with Secondary Investments

Where the Fund acquires a Portfolio Fund interest as a Secondary Investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant Portfolio Fund and, subsequently, that Portfolio Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such Portfolio Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the Portfolio Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.

Risks relating to Secondary Investments involving syndicates

The Fund may acquire Secondary Investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including (among other things): (i) counterparty risk, (ii) reputation risk, (iii) breach of confidentiality by a syndicate member and (iv) execution risk.

Secondary Investments Purchased at a Negotiated Discount

Secondary Investments purchased at a discount to fair value will be marked up to their fair value in accordance with the procedures outlined in “Calculation of Net Asset Value; Valuation” beginning on page 63 of this prospectus when the Fund determines its NAV for the month that the transaction closed in, resulting in an unrealized gain. Such unrealized gains will increase the Fund’s NAV and performance by the difference between the fair value of the Secondary Investment and the negotiated purchase price of the Secondary Investment. Risks associated with the third-party fund manager’s reported valuations, to the extent that they are used as an input in determining fair value of Secondary Investments, are included in “Special risks pertaining to investments in Portfolio Funds — Valuation of the Fund’s interests in Fund Investments” beginning on page 44 of this prospectus. To the extent any gains on the Secondary Investment, including the gains resulting from negotiated purchases at a discount, are realized, the tax impact to shareholders is disclosed in “Certain U.S. Federal Income Tax Considerations” beginning on page 64 of this prospectus.

Limits of risk disclosure

The above discussions and the discussions in the SAI relating to various risks associated with the Fund, Fund Investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the SAI, and the LLC Agreement and should consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund or any Fund investment will be successful, that the various Fund investments selected will produce positive returns or that the Fund will achieve its investment objective.

Management of the Fund

The Board of Managers

The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of Managers of the Board are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Managers”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “BOARD OF MANAGERS AND OFFICERS” in the Fund’s SAI for the identities of the Managers and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser

Pursuant to the Investment Management Agreement, Constitution Capital PM, LP, an investment adviser registered under the Advisers Act, serves as the Fund’s Adviser. The Adviser’s principal address is 300 Brickstone Square, 7th Floor, Andover, Massachusetts 01810.

The Adviser is comprised of over 60 individuals with substantial private equity investment experience (approximately 25 dedicated investment professionals (the “Investment Team”)) based in New York, Boston, and London. Collectively, the private equity professionals have over 600 years of private market experience. The Adviser partners with institutions, advisors and individuals throughout the world to customize solutions that address their needs for income, growth and capital preservation. The Investment Team’s depth and experience has allowed the Firm to deliver what we believe to be highly attractive portfolios for our clients, strong absolute and relative returns and exceptional client service. The Adviser has a deep network of relationships across private equity with whom we invest. Including past experience, the Investment Team has completed over 400 individual investments. Since inception of the firm in 2008, the Investment Team has managed commitments of approximately $7.5 billion, and has invested in over 275 Private Assets.

The Adviser and its affiliates serve as investment advisers to other funds that have investment programs which are similar to the investment program of the Fund and the Adviser and/or its affiliates may in the future serve as an investment adviser or otherwise manage or direct the investment activities of other registered and/or private investment companies and/or private funds with investment programs similar to the investment program of the Fund. See “Conflicts of interest.”

Adviser management team

The personnel who currently have primary responsibility for the day-to-day management of the Fund are:

Daniel M. Cahill | Chief Executive Officer

Prior to co-founding Constitution Capital in 2008, Mr. Cahill was Head of Standard Life Investments Private Equity USA. Previously, he was a founding member of Wilton Asset Management, a private equity fund of funds business at State Street Global Advisors. Mr. Cahill started his private equity career at GE Capital’s Corporate Finance Group where he became Vice President and was responsible for originating, structuring and negotiating leveraged buyouts, recapitalizations and growth equity transactions. Mr. Cahill earned his BS in Business Administration from Oswego University, received his MBA from Binghamton University and is a graduate of GE’s Financial Management Program.

Robert M. Hatch | Managing Partner

Mr. Hatch was one of the founding partners of Constitution Capital in 2008. Prior to joining Constitution Capital, Mr. Hatch was an Investment Director at Standard Life Investments Private Equity USA. Previously, Mr. Hatch worked at Argo Global Capital, a private equity firm with $475 million under management. Mr. Hatch began his career in the investment banking group of State Street Corporation. Mr. Hatch earned his MBA from The Tuck School of Business at Dartmouth and his undergraduate degree from Harvard University in Applied Mathematics and Statistics, cum laude. Mr. Hatch is a CFA charterholder.

Vicente Miguel T. Ramos | Managing Partner

Mr. Ramos was one of the founding partners of Constitution Capital in 2008. Prior to joining Constitution Capital, he was an Investment Director at Standard Life Investments Private Equity USA. Previously, Mr. Ramos worked at Lehman Brothers. Mr. Ramos began his career in the investment banking group at State Street Corporation where he focused on private placements and M&A transactions. Mr. Ramos earned his MBA from The Tuck School of Business at Dartmouth and his undergraduate degree from Dartmouth College where he completed a double major in Economics and Engineering Sciences. Mr. Ramos is a CFA charterholder.

Alexander R. Tatum | Partner

Mr. Tatum was one of the founding members of Constitution Capital in 2008. Prior to joining Constitution Capital, Mr. Tatum was an Investment Manager at Standard Life Investments Private Equity USA. Previously, he was a financial analyst with Goldman Sachs. Mr. Tatum began his career with SunTrust Robinson Humphrey as a financial analyst in their investment banking division. Mr. Tatum earned his MBA from The Tuck School of Business at Dartmouth and his undergraduate degree from Bowdoin College where he completed a major in Economics.

Daniel H. Clare | Partner and Head of Credit

Mr. Clare heads the Constitution Capital Credit Partners team. From 2010 to 2016, he was a Managing Director at Ascribe Capital, formerly known as American Securities Opportunities Fund. Previously, he was a Senior Managing Director at Diamond Castle Partners, which he joined alongside other investment professionals from DLJ Merchant Banking Partners. He held prior roles as a management consultant at Bain & Company and in the investment banking division at Goldman Sachs. Mr. Clare earned his MBA from Harvard Business School and his undergraduate degree from Haverford College.

Christopher S. Faucher | Managing Director

Mr. Faucher is responsible for screening, evaluating, negotiating and monitoring private equity and credit investments. Prior to joining Constitution Capital in November 2015, Mr. Faucher was a Management Consultant at RSM US (formerly McGladrey). Mr. Faucher earned his undergraduate degree from Elon University with a major in Finance and graduated cum laude. Mr. Faucher is a CFA charterholder.

The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Investment Management Agreement

The Board, including a majority of the Independent Managers of the Fund, as well as a majority of Fund shareholders, approved the Investment Management Agreement, which became effective on August 28, 2024 and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Managers of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “Voting.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty by vote of a majority of members of the Fund’s Board or by vote of a majority of the outstanding voting securities of the Fund on sixty (60) days written notice to the Adviser, or by the Adviser at any time without the payment of any penalty, on sixty (60) days written notice to the Fund. A discussion regarding the basis for the Board’s most recent approval of the Investment Management Agreement was included in the Fund’s semiannual report to shareholders for the six-month period ended September 30, 2024.

The Investment Management Agreement provides that, in the absence of willful misfeasance or gross negligence of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance or gross negligence of its obligations to the Fund. Such indemnification includes losses sustained by the Adviser or its affiliates as an indemnitor under any sub-servicing or other agreement entered into by the Adviser for the benefit of the Fund to the extent that such losses relate to the Fund and the indemnity giving rise to the losses is not broader than that granted by the Fund to the Adviser or its affiliates pursuant to the Investment Management Agreement. The Fund has the right to consent before the Adviser settles or consents to the settlement of a claim involving such indemnitor losses (but such consent right will not affect the Adviser’s entitlement to indemnification).

Investment Management Fee

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Adviser a monthly Investment Management Fee equal to 1.50% on an annualized basis of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month. For purposes of calculating the Investment Management Fee, a commitment is defined as a contractual obligation to acquire an interest in, or provide the total commitment amount over time to, a Fund Investment, when called by the Fund Investment. The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. “Net asset value” means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that, for purposes of determining the Investment Management Fee payable to the Adviser for any month, net asset value will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. The Investment Management Fee will be computed as of the last day of each month, and will generally be due and payable in arrears within fifteen business days after the end of the month.

The Adviser has entered into a Management Fee Waiver Agreement with the Fund, effective July 1, 2026 through July 31, 2027, whereby the Adviser has agreed to waive all or a portion of the Management Fee so that after such waiver, the maximum Management Fee that the Adviser shall be entitled to receive from the Fund shall be equal to 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month.

During the current fiscal year, the basis for the Investment Management Fee could be larger than the Fund’s net asset value due to unfunded commitments to invest in Fund Investments. Investors are advised that the actual amount of unfunded commitments will be disclosed in the Fund’s published financial statements.

A portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

Incentive Fee

In addition, at the end of each calendar quarter (and at certain other times), the Adviser is entitled to receive an amount (the “Incentive Fee”) equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). For the purposes of the Incentive Fee, the term “net profits” means the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses and which, for this purpose shall not include any distribution and/or shareholder servicing fees, litigation, any extraordinary expenses or the Incentive Fee and any amount contributed to or withdrawn from the Fund by shareholders). The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and (i) increases upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreases (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Shareholders will benefit from the Loss Recovery Account in proportion to their holdings of Shares.

Incentive Fee Examples

Example 1 illustrates the calculation of the Fund’s net profits with respect to a Class of Shares and resulting Incentive Fee for a fiscal year. For illustrative purposes, assume (a) no Shares of such Class are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained for such Class at the beginning of the fiscal year equals $0.

Example 1
$100,000,000	Net asset value of the applicable Class on April 1st
$10,000,000	Realized or unrealized increase in the fair market value of the Fund’s investments attributable to such Class from April 1st to March 31st
$(1,575,000)	Aggregate Investment Management Fees accrued during fiscal year in respect of such Class
$(750,000)	Aggregate operating expenses accrued during fiscal year in respect of such Class
$107,675,000

Net asset value of the applicable Class on March 31st prior to accrual of Incentive Fee (i.e., April 1st net asset value increased by investment profits and decreased by Investment Management Fees and operating expenses borne by the Fund and attributable to such Class)

$7,675,000	Net profits for fiscal year (i.e., the excess of March 31st net asset value of $107,675,000 over April 1st net asset value of $100,000,000)
$767,500	Incentive Fee payable to the Adviser in respect of such Class

Example 2 illustrates the increase in the balance of the Fund’s Loss Recovery Account with respect to a Class of Shares at the end of a fiscal year in which the Fund experienced net losses. For illustrative purposes, assume (a) no Shares of such Class are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained with respect to such Class at the beginning of the fiscal year equals $0.

Example 2
$100,000,000	Net asset value of the applicable Class on April 1st
$(7,800,000)	Realized or unrealized decrease in the fair market value of the Fund’s investments attributable to such Class from April 1st to March 31st
$(1,441,500)	Aggregate Investment Management Fees accrued during fiscal year in respect of such Class
$(758,500)	Aggregate operating expenses accrued during fiscal year in respect of such Class
$90,000,000

Net asset value of the applicable Class on March 31st (i.e., April 1st net asset value decreased by investment losses and further decreased by Investment Management Fees and operating expenses borne by the Fund and attributable to such Class)

$(10,000,000)	Net losses for fiscal year (i.e., the excess of April 1st net asset value of $100,000,000 over March 31st net asset value of $90,000,000)
$10,000,000	Loss Recovery Account balance as of March 31st, reflecting the addition of the Fund’s net losses attributable to such Class for the fiscal year
$0	Incentive Fee payable to the Adviser in respect of such Class

Example 3 illustrates the adjustment to the Fund’s Loss Recovery Account with respect to a Class of Shares at the end of a fiscal year in which the Fund has realized net profits. For illustrative purposes, assume (a) no Shares of such Class are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained with respect to such Class at the beginning of the fiscal year equals $10,000,000.

Example 3
$90,000,000	Net asset value of the applicable Class on April 1st
$10,000,000	Balance of the Loss Recovery Account with respect to such Class on April 1st
$11,150,000	Realized or unrealized increase in the fair market value of the Fund’s investments attributable to such Class from April 1st to March 31st
$(1,443,625)	Aggregate Investment Management Fees accrued during fiscal year in respect of such Class
$(716,375)	Aggregate operating expenses accrued during fiscal year in respect of such Class
$99,000,000

Net asset value of the applicable Class on March 31st (i.e., April 1st net asset value increased by investment profits and decreased by Investment Management Fees and operating expenses borne by the Fund and attributable to such Class)

$9,000,000	Net profits for fiscal year (i.e., the excess of March 31st net asset value of $99,000,000 over April 1st net asset value of $90,000,000)
$1,000,000	Loss Recovery Account balance as of March 31st (i.e., reflecting the subtraction of net profits of $9,000,000 from the April 1st balance of $10,000,000)
$0	Incentive Fee payable to the Adviser in respect of such Class (no Incentive Fee is payable because the balance in the Loss Recovery Account is still positive)

Example 4 illustrates the impact of maintaining a single Loss Recovery Account for each Class of Shares as a whole rather than separate loss recovery accounts for each individual shareholder of such Class. For illustrative purposes, assume (a) no Shares are tendered for repurchase throughout the hypothetical fiscal year; (b) no new Shares of such Class are issued during such fiscal year other than in connection with the reinvestment of dividends; (c) all dividends paid in respect of such Class during such fiscal year are reinvested in additional Shares of such Class; and (d) the balance in the Loss Recovery Account maintained with respect to such Class at the beginning of such fiscal year equals $0.

Example 4
$100 million	Net asset value of the applicable Class on April 1st ($10 per Share)
$120 million	Net asset value of the applicable Class on January 31st ($12 per Share). On February 1st, Shareholder X acquires Shares of such Class at $12 per Share.
$110 million	Net asset value of the applicable Class on March 31st prior to calculation of the Incentive Fee ($11 per Share)
$10 million	Net profits for the fiscal year ended March 31st attributable to such Class
x 10%	Amount of Incentive Fee rate
$1 million	Incentive Fee payable to the Adviser in respect of such Class ($0.10 per Share).
$109 million

Net asset value of the applicable Class on March 31st after deduction of the Incentive Fee ($10.90 per Share). Shareholder X bears a $0.10 per Share Incentive Fee notwithstanding that the Shares for which Shareholder X subscribed on February 1st have lost value since the date of Shareholder X’s initial investment.

For purposes of determining the Fund’s net asset value attributable to any Class of Shares, the Incentive Fee will be calculated and accrued as an expense of the Fund attributable to such Class (as if the last day of each month is the end of the Fund’s fiscal year).

Distributor

Foreside Financial Services, LLC, a wholly-owned subsidiary of Foreside Financial Group, LLC (doing business as ACA Group) (the “Distributor”), whose principal business address is Three Canal Plaza, Portland, Maine 04101, acts as Distributor to the Fund on a best-efforts basis, subject to various conditions, pursuant to a Distribution Agreement (the “Distribution Agreement”) between the Fund and the Distributor.

Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agreements with the Distributor) from time to time in connection with the sale of Shares and/or the services provided to Shareholders. These payments will be made out of the Adviser’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares over other investment options.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distributor does not receive compensation from the Fund for its distribution services, but may receive compensation for its distribution services from the Adviser.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with (i) its qualification as a broker-dealer under state or federal laws and (ii) the promotion of the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, and representatives in cases of their willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties under the Distribution Agreement.

Sales Load

Class A Shares are offered subject to a Sales Load of up to 3.50% of the subscription amount.

The Sales Load for Class A Shares will be deducted out of the investor’s subscription amount and will not constitute part of an investor’s capital contribution to the Fund or part of the assets of the Fund. No Sales Load may be charged without the consent of the Distributor. The Distributor may elect to reduce, otherwise modify or waive the Sales Load with respect to any Shareholder on behalf of: (i) purchasers for whom the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser, and any affiliates of the Distributor or the Adviser; (iii) Managers and retired Managers of the Fund (including spouses, children, and parents of Managers and retired Managers); (iv) purchasers who use proceeds from an account for which the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares; (v) clients of brokers, dealers, investment advisers, financial planners or other financial services firms with which the Fund has a special arrangement; (vi) participants in an investment advisory or agency commission program under which such participant pays a fee to an investment adviser or other firm for portfolio management or brokerage services; (vii) orders placed on behalf of other investment companies that the Distributor or an affiliated company distributes; and (viii) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed (as applicable) by the Adviser, the Distributor, and any affiliates of the Adviser or the Distributor in amounts that, if combined with the new order for Shares of the Fund, may qualify the purchaser for a lesser Sales Load (or a complete waiver of the Sales Load). To receive a Sales Load waiver in conjunction with any of the above categories, an investor must, prior to the time of purchase, inform the Fund about the investor’s eligibility for the waiver of the Sales Load and give the Fund sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus.

Financial intermediaries typically receive the sales charge with respect to Class A Shares purchased by their clients. As described above, financial intermediaries may reduce or waive the sales charge under certain circumstances. The availability of any such sales charge reduction or waiver may depend on the particular financial intermediary, or type of account through which an investor purchases or holds Shares, or such other factors as determined by the financial intermediary. Investors should contact their financial intermediary for more information regarding applicable sales charge waivers and discounts that may be available to them and the financial intermediary’s related policies and procedures.

It is the Shareholder’s responsibility to determine whether a reduced sales charge would apply pursuant to the listed sales charge waivers listed above, including by communicating with his or her selling agent or financial intermediary through whom the purchase is made, as applicable. The Fund is not responsible for making such determination. To receive a reduced or waived sales charge, notification must be provided at the time of the purchase order. Notice should be provided to the selling agent or financial intermediary through whom the purchase is made so they can notify the Fund and give the Fund sufficient information to permit the Distributor to confirm that the Shareholder qualifies for such a reduction or waiver.

Distribution Plan

The Fund has adopted a Distribution and Servicing Plan (the “Distribution Plans”) for each of Class A Shares and Class D Shares which allow the Fund to pay distribution fees for the sale and distribution of its Class A Shares and Class D Shares. Under the Distribution Plans, the Fund may pay as compensation up to 0.70% on an annualized basis of the Fund’s net asset value attributable to Class A Shares and up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class D Shares (the “Distribution Fee”) to the Fund’s Distributor or other qualified recipients. Payment of the Distribution Fee will be governed by the respective Distribution Plan for Class A Shares or Class D Shares which, pursuant to the conditions of an exemptive order issued by the SEC, has been adopted by the Fund with respect to Class A Shares and Class D Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution Fee will be paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to Class A Shares and Class D Shares. Class I Shares are not subject to the Distribution Fee and do not bear any expenses associated therewith.

The Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain other intermediaries and qualified recipients, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information, and support services. The amount of such payments may differ for different intermediaries and qualified recipients. Payments made by the Adviser may be one-time payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Administration

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to the Fund, as applicable: (1) providing certain administrative, clerical and bookkeeping services; (2) computing the net asset value of the Fund in accordance with U.S. GAAP and procedures defined in consultation with the Adviser; (3) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with U.S. GAAP, and quarterly reports of the operations of the Fund; (4) supervising regulatory compliance matters and preparing certain regulatory filings; and (5) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Adviser.

In consideration for these services, the Administrator is paid a monthly fee calculated based upon the average net asset value of the Fund, subject to a minimum monthly fee (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.

The Administration Agreement provides that the Administrator’s cumulative liability to the Fund for a calendar year will be limited in relation to the fees and expenses charged by the Administrator in the relevant calendar year. In addition, the Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties unless solely caused by or resulting from the willful misconduct or gross negligence of the Administrator, its officers or employees. In addition, the Administrator will not be liable for any special, indirect, incidental, punitive or consequential damages, including lost profits, of any kind whatsoever (including, without limitation, attorneys’ fees) under any provision of the Administration Agreement or for any such damages arising out of any act or failure to act thereunder.

The Administration Agreement also provides that the Fund shall indemnify and hold the Administrator and its directors, officers, agents, and employees harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of the Administration Agreement, any action or omission by the Administrator in the performance of its duties as administrator of the Fund, or as a result of acting upon instructions reasonably believed by it to have been duly authorized by the Fund or upon reasonable reliance on information or records given or made by the Fund or the Adviser. The indemnification will not apply to actions of the Administrator, its officers, or employees in cases of their own willful misconduct or gross negligence.

Transfer Agent

Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides certain transfer agency services to the Fund pursuant to a Transfer Agency Agreement between the Fund and the Transfer Agent (the “Transfer Agency Agreement”). For its services, the Fund pays the Transfer Agent a fee. The Fund also reimburses the Transfer Agent for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund.

The Transfer Agent’s services include, but are not limited to: (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares, if any, including delivery of trade confirmations and capital statements; and (2) providing transfer agency services and services related to the payment of distributions.

Custodian

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Boulevard, Kansas City, MO 64106.

Fund expenses

The Fund pays all of its expenses and/or reimburses the Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund such as direct and indirect expenses related to the assessment of prospective investments (whether or not such investments are consummated), investment structuring, corporate actions, travel associated with due diligence and monitoring activities and enforcing the Fund’s rights in respect of the Fund Investments; quotation or valuation expenses; the Investment Management Fee, the Distribution Fee (Class A Shares and Class D Shares only), the Incentive Fee and the Administration Fee; costs incurred under the Administrative Services Agreement; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside tax or legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund, as applicable; bank service fees; costs and expenses relating to any amendment of the LLC Agreement or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the prospectus, SAI, and any other sales material (and any supplements or amendments thereto), reports, notices, websites, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; Shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Adviser or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund, as applicable, outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the Fund’s rights against any person or entity; costs and expenses for indemnification or contribution payable by the Fund to any person or entity (including, without limitation, pursuant to the indemnification obligations described under “Summary of the LLC Agreement — Limitation of liability; indemnification”); expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of Shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent.

The Adviser bears all of its own routine overhead expenses, including rent, utilities, salaries, office equipment and communications expenses. In addition, the Adviser is responsible for the payment of the compensation and expenses of those members of the Board and officers of the Fund affiliated with the Adviser, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Adviser and its affiliates may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund Investments or from unconsummated transactions. Any such fees earned in respect of the Fund Investments shall be for the benefit of the Fund.

The Private Assets bear various fees and expenses in connection with their operations. These fees and expenses are similar to those incurred by the Fund. In addition, the Private Assets generally may pay asset-based fees to their Sponsors and generally may pay performance-based fees or allocations to their Sponsors, which effectively reduce the investment returns of the Private Assets. These expenses, fees, and allocations are in addition to those incurred by the Fund directly. As an investor in the Private Assets, the Fund bears a portion of the expenses and fees of the Private Assets. Such indirect fees and expenses are borne by the Fund and allocated to Class A Shares, Class D Shares and Class I Shares on a pro rata basis. The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to or debited against each Shareholder’s account.

Expense Limitation and Reimbursement Agreement

The Adviser has entered into an expense limitation agreement and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, certain transaction related expenses, the Incentive Fee, any acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses) do not exceed 2.95%, 2.25% and 2.50% of the average monthly net assets of Class A Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). Because taxes, interest, brokerage commissions, certain transaction related expenses, any acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.95%, 2.25% and 2.50% for the Class A Shares, Class I Shares and Class D Shares, respectively. The Expense Limitation Agreement automatically renews for consecutive one-year terms unless terminated by the Fund or Adviser. For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. Any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, or (2) the expense limitation in effect at the time of recoupment.

Management Fee Waiver Agreement

The Adviser has also entered into a Management Fee Waiver Agreement with the Fund, effective July 1, 2026 through July 31, 2027, whereby the Adviser has agreed to waive all or a portion of the Management Fee so that after such waiver, the maximum Management Fee that the Adviser shall be entitled to receive from the Fund shall be equal to 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month.

Voting

Each Shareholder will have the right to cast a number of votes, based on the value of such Shareholder’s Shares, at any meeting of Shareholders called by the (i) Board or (ii) Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

Conflicts of interest

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

Affiliates

The Adviser and its affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Adviser and its affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions. The Fund has received exemptive relief from the SEC that permits the Fund to participate in certain negotiated co-investments alongside other funds managed by the Adviser or certain of its affiliates, subject to certain conditions, including (i) that a majority of the Managers of the Board who have no financial interest in the co-investment transaction and a majority of the Independent Managers approve the co-investment and (ii) that the price, terms and conditions of the co-investment will be identical for each fund participating pursuant to the exemptive relief. In addition, the Adviser, its affiliates and their respective clients may themselves invest in securities that would be appropriate for the Fund or the Private Assets and may compete with the Private Assets for investment opportunities. By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Although the Adviser and its affiliates seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser or its affiliates will be appropriate for the Fund or will be referred to the Fund. The Adviser and its affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Adviser and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Adviser or its affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund and the Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

Expenses incurred with respect to the Fund’s investments are generally allocated among the Fund and the Adviser’s and its affiliates’ other clients participating in such investments. With respect to each Private Asset in which any co-investor of the Adviser or its affiliates co-invests with one or more funds (including the Fund) or separate accounts managed by the Adviser or its affiliates, investment expenses or indemnification obligations related to such investments are generally borne by such funds (including the Fund) or separate accounts and such co-investor(s) in proportion to the capital committed by each to such investment.

Broken deal expenses are generally allocated entirely to funds (including the Fund) or separate accounts discretionarily managed by the Adviser or its affiliates that would be allocated the relevant potential, but ultimately unconsummated, investment and not to any co-investor of the Adviser or its affiliates allocated to such proposed investment. Discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates typically have priority allocation rights to investments whilst co-investors have no such rights but typically participate to enable a transaction considered beneficial for the discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates participating therein as such funds’ and separate accounts’ collective appetite alone is typically insufficient to consummate such transactions. Accordingly, amongst such discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates, each shall bear the entire amount of broken deal expenses incurred, in proportion to the capital they would have committed to the contemplated unconsummated investment, save for certain initial stage broken deal expenses which may be allocated to funds (including the Fund) and separate accounts managed by the Adviser or its affiliates (and not to co-investors of the Adviser and its affiliates) based on such funds’ and accounts’ investment objectives rather than a planned allocation to an investment.

Notwithstanding the above, the Adviser or its affiliates may enter into separate arrangements with clients and co-investors in connection with the payment of investment related expenses (including broken deal expenses); such arrangements shall not disadvantage any discretionarily managed funds or separate accounts managed by the Adviser or its affiliates.

Allocation of the Adviser’s and its affiliates’ time

The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. For example, the Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser, its affiliates and each of their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other advisees of the Adviser and its affiliates. The Adviser and its employees will devote only as much of their time to the Fund’s business as the Adviser and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser, its employees and certain affiliates may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its affiliates and executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer or affiliate devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

Compensation arrangements

The Adviser receives fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Investment Management Fees.

Distributions

The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board. Unless Shareholders elect to receive distributions in the form of cash, the Fund intends to make its ordinary distributions in the form of additional Shares under the DRIP. Any distributions reinvested under the DRIP will nevertheless remain subject to U.S. federal (and applicable state and local) taxation to Shareholders. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund investments), non-capital gains proceeds from the sale of assets (including Fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Private Assets and/or Portfolio Companies and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

Each year a statement on IRS Form 1099-DIV (or successor form) identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of a Shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Certain U.S federal income tax considerations.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund intends to elect to be treated, and intends to qualify annually, as a RIC under the Code. To qualify for and maintain RIC tax treatment, the Fund must, among other things, annually distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by a RIC and received by its shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a “spillover dividend” the amounts will be included in IRS Form 1099-DIV for the year the spillover distribution is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of the Fund’s borrowings. See “Certain U.S. federal income tax considerations.”

The Fund has adopted the DRIP for Shareholders. As a result, if the Fund makes a distribution, then Shareholders have their distributions reinvested in additional Shares unless they specifically “opt out” of the DRIP so as to have their distributions paid in cash. See “Certain U.S. federal income tax considerations.”

Dividend reinvestment plan

The Fund has adopted the DRIP pursuant to which all Shareholders will have the full amount of their cash distributions reinvested in additional Shares unless a Shareholder elects otherwise. Any distributions of the Fund’s Shares pursuant to the DRIP are dependent on the continued registration of the Fund’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the DRIP are free to elect to participate or terminate participation in the DRIP within a reasonable time as specified below.

If you elect not to participate in the DRIP, you will receive any distributions the Fund declares in cash. For example, if the Board authorizes, and the Fund declares, a distribution, then unless you have “opted-out” of the DRIP, you will have your cash distributions reinvested in additional Shares, rather than receiving the cash distributions. The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

If you wish to participate in the DRIP and receive your distribution in additional Shares, no action will be required on your part to do so. Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s application or by notifying the Transfer Agent in writing (i) by mail to, Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-0707, or (ii) via fax to 402-609-7043. Such written notice must be received by the Transfer Agent 60 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. If Shares are held by a broker or other financial intermediary, in some circumstances a Shareholder may “opt out” of the DRIP by notifying its broker or other financial intermediary of such election. Please check with your broker or other financial intermediary for more details.

There are no selling commissions, dealer manager fees or other sales charges to you as a result of your participation in the DRIP. The Fund pays the Transfer Agent’s fees under the DRIP. If you receive your ordinary cash distributions in the form of Shares as part of the DRIP, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash.

Your basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to your account. The Fund reserves the right to amend, suspend or terminate the DRIP. You may terminate your account under the DRIP by notifying the Transfer Agent in writing (i) by mail to, Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-0707, or (ii) via fax to 402-609-7043.

All correspondence concerning the DRIP should be directed to the Transfer Agent in writing (i) by mail to, Constitution Capital Access Fund, LLC, c/o Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-0707, or (ii) via fax to 402-609-7043.

Outstanding securities

The following table sets forth information about the Fund’s outstanding Shares as of May 31, 2026:

Title of Class	Amount Outstanding
Class A Shares	17,277
Class D Shares	31,015
Class I Shares	64,316,404

Repurchases of Shares

No right of redemption

The Fund is not a liquid investment.    No Shareholder (or other person holding Shares acquired from a Shareholder) will have the right to require the Fund to redeem or repurchase its Shares. No public market exists for Shares, and none is expected to develop. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Periodic repurchases

The Board, from time to time and in its sole discretion, may determine to cause the Fund to offer to repurchase Shares from Shareholders, including the Adviser and its affiliates, pursuant to written tenders by Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets quarterly on or about each January 1, April 1, July 1, and October 1. In certain circumstances, however, the Adviser may recommend to the Board that the Fund conduct a repurchase offer of more than 5% of the Fund’s net assets.

The Fund will make repurchase offers, if any, to all holders of Shares.

Subject to the considerations described above, the aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares. Therefore, the Fund may determine not to conduct a repurchase offer at a time that the Fund normally conducts a repurchase offer. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.

In determining whether the Fund should offer to repurchase Shares from its Shareholders pursuant to written requests, the Board will consider the recommendation of the Adviser. The Board also may consider the following factors, among others, in determining whether to repurchase Shares and the amount of Shares to be repurchased:

•        whether any Shareholders of the Fund have requested to tender Shares to the Fund;

•        the working capital and liquidity requirements of the Fund;

•        the relative sizes of the repurchase requests and the Fund;

•        the past practice of the Fund in repurchasing Shares;

•        the condition of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•        the anticipated U.S. federal income tax consequences of any proposed repurchases of Shares; and

•        the Fund’s investment plans, the liquidity of its assets (including fees and costs associated with liquidating Fund investments), and the availability of information as to the value of its interests in underlying Fund investments.

As described above, in certain circumstances the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of no more than 5% of the Fund’s net assets each quarter. In particular, during periods of financial market stress, the Board may determine that some or all of the Private Assets cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.

As an alternative, during such periods the Board may offer to repurchase Shares at a discount to their prevailing net asset value that appropriately reflects market conditions, subject to applicable law (a “Discount Repurchase Offer”). The benefit of any Shares repurchased at a discount will be for the account of the Fund.

Minimum Repurchase Threshold

The Fund has agreed to provide Shareholders with a minimum repurchase threshold (the “Minimum Repurchase Threshold”) which shall be tested on a quarterly basis and which shall be met if either of the following conditions is satisfied over the period encompassed by the most recent four fiscal quarters:

(1)    the Fund offers one quarterly repurchase of its Shares in which all Shares that were tendered by Shareholders are repurchased by the Fund; or

(2)    an amount of Shares equal to at least 10% of the Fund’s average number of outstanding Shares not subject to an early repurchase fee over the period has been repurchased by the Fund.

The Minimum Repurchase Threshold does not guarantee that the Fund will offer to repurchase Shares in any given quarter.    When the Fund does make an offer to repurchase Shares, a Shareholder may not be able to liquidate all of their Shares either in response to that repurchase offer, or over the course of several repurchase offers.

If neither condition of the Minimum Repurchase Threshold has been satisfied over the most recent four fiscal quarters, or a repurchase offer period ends with more than 50% of the Fund’s outstanding Shares having been tendered in response to that repurchase offer, the Board will call a special meeting of Shareholders at which Shareholders will be asked to vote on whether to liquidate the Fund. The Fund will be liquidated and dissolved if Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders vote in favor of such liquidation. If Shareholders do not vote to liquidate the Fund, testing of the Minimum Repurchase Threshold will be suspended and will be resumed at the close of the fourth fiscal quarter end following such vote. If Shareholders do vote to liquidate the Fund, the Adviser will seek to liquidate the Fund’s assets over a five year period, after which the Adviser will waive all Investment Management Fees otherwise payable by the Fund.

Mandatory redemption by the Fund

In accordance with the terms and conditions of the LLC Agreement, the Fund may cause a mandatory redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the LLC Agreement and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.

Transfers of Shares

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the merger, consolidation, division, conversion, transfer, domestication, dissolution and winding up, death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, as the case may be; or (ii) under other limited circumstances, with the consent of the Fund (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “Eligible investors.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Board generally will not consent to a transfer of Shares by a Shareholder (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Shares, each of the transferee and transferor own less than $10,000 worth of Shares in the case of Class A Shares, $10,000 worth of Shares in the case of Class D Shares or $10,000 in worth of Shares in the Case of Class I Shares. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the LLC Agreement and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the LLC Agreement. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Shareholder, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the LLC Agreement or any misrepresentation made by that Shareholder in connection with any such transfer.

Calculation of net asset value; valuation

The Fund calculates the net asset value of each class of Shares as of the close of business on the last business day of each calendar month, each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares), less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date. The net asset values of Class A Shares, Class D Shares and of Class I Shares are calculated separately based on the fees and expenses applicable to each class. It is expected that the net asset value of Class A Shares, Class D Shares and Class I Shares will vary over time as a result of the differing fees and expenses applicable to each class.

The Adviser oversees the valuation of the Fund’s investments on behalf of the Fund. The Board has approved valuation procedures for the Fund (the “Valuation Procedures”). The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 — Fair Value Measurements and Disclosures.

The Valuation Procedures provide that the Fund will value its investments at fair value.

The Fund’s investments are generally valued based on the latest net asset value reported by the Sponsor. Any cash flows since the reference date of the last net asset value for a Fund investment received by the Fund from a Sponsor until the Determination Date are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the net asset value as reported by the Sponsor.

In addition to tracking the net asset value plus related cash flows of such Fund investment, the Adviser also tracks valuation relevant information relating to the assets held by each Fund investment which is reasonably available at the time the Fund values its investments. The Adviser considers such information and may conclude in certain circumstances that the information provided by the Sponsor does not represent the fair value of a particular asset held by a Fund investment. If the Adviser concludes in good faith that the latest net asset value reported by a Sponsor does not represent fair value (e.g., there is more current information regarding a portfolio asset which significantly changes its fair value) the Adviser will make a corresponding adjustment to reflect the current fair value of such asset within such Fund investment. In determining the fair value of assets held by a Fund investment, the Adviser applies valuation methodologies as outlined in “Calculation of Net Asset Value; Valuation.”

Notwithstanding the above, Sponsors may adopt a variety of valuation bases and provide differing levels of information concerning Fund investments and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. Neither the Board nor the Adviser will be able to confirm independently the accuracy of valuations provided by the Sponsors (which are generally unaudited).

Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued based on their respective market price adjusted for potential restrictions on the transfer or sale of such securities.

Debt instruments for which market quotations are readily available are typically valued based on such market quotations. In validating market quotations the Adviser considers different factors such as the source and the nature of the quotation whether the quotation represents fair value. The Adviser makes use of reputable financial information providers in order to obtain the relevant quotations.

For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments) the fair value is determined in good faith. In determining the fair values of these investments, the Adviser typically applies widely recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method and third party valuations. In order to determine a fair value, these methods are applied to the latest information provided by Sponsors related to the underlying Portfolio Companies or other business counterparties (e.g., debt agents) such as last twelve months or forecast/budgeted EBITDA, sales, net income figures or forecast cash flows. Where available, the Fund may also utilize a NAV reported by a Sponsor as a practical expedient for fair value. Such information may be provided by Sponsors monthly, quarterly, or at another frequency. For investments where NAV as a practical expedient is not available to be utilized, the Fund will follow established procedures related to valuing Level 3 investments.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars using foreign exchange rates provided by a recognized pricing service.

The Adviser and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Investment Management Fee, are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value and the Fund if the judgments of the Board or the Adviser regarding appropriate valuations should prove incorrect.

Certain U.S. federal income tax considerations

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations under the Code, rulings of the IRS, and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other U.S. federal, state or local agency with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership, and disposition of Shares.

Election of the Fund to be taxed as a RIC

The Fund has elected and intends to qualify each year to be treated as a RIC under Subchapter M of Title A, Chapter 1, of the Code. As a RIC, the Fund generally will not have to pay corporate-level U.S. federal income taxes on any net taxable income that it distributes to its Shareholders from the Fund’s tax earnings and profits. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below).

Taxation as a RIC

As a RIC, in any taxable year with respect to which the Fund distributes at least 90% of the sum of the Fund’s: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends paid and (ii) net tax exempt interest income (which is the excess of the Fund’s gross tax exempt interest income over certain disallowed deductions), the Fund generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that the Fund distributes to its Shareholders (the “Annual Distribution Requirement”). The Fund intends to distribute, in its Shares and/or cash, annually, all or substantially all of such income. To the extent that the Fund retains its net capital gains for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax. The Fund may choose to retain its net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax (described below).

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. A Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax (the “Excise Tax”) on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the Excise Tax, sufficient amounts of the Fund’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the Excise Tax. In that event, the Fund will be liable for the Excise Tax only on the amount by which the Fund does not meet the Excise Tax Avoidance Requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•        derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, debt, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “Source of Income Test”); and

•        diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•        at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer; and

•        no more than 25% of the value of the Fund’s assets are invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” (the “Diversification Tests”).

For U.S. federal income tax purposes, under various provisions of the Code, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also be required to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Accrual method taxpayers are required to include certain amounts in income no later than the time such amounts are reflected on their financial statements. The Fund anticipates that a portion of its income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to its Shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. The Fund may need to sell some of the Fund Investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities to meet its Annual Distribution Requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and/or be subject to corporate-level U.S. federal income tax.

In the event the Fund owns equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the Source of Income Test and, as a result, the Fund may be required to hold such interests through a taxable subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the Source of Income Test, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation. Additionally, an IRS challenge to allocations of income from investments held in pass-through form could result in the Fund failing to meet the Source of Income Test (the consequences of which are discussed below), could increase the income that is subject to U.S. federal income tax, or both.

The Fund is authorized to borrow funds and to sell assets in order to satisfy its distribution requirements. However, under the Investment Company Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Fund investments

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may decide to make certain tax elections, may be required to borrow money, or may be required to dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a RIC.

The Fund makes investments in securities that are issued at a discount or providing for deferred interest or paid-in-kind interest and are subject to special tax rules that will affect the amount, timing, and character of distributions to the Fund’s Shareholders. For example, with respect to securities issued at a discount, the Fund will generally be required to accrue monthly, as income, a portion of the discount and to distribute such income each year to maintain the Fund’s qualification as a RIC and to avoid U.S. federal income and the Excise Tax. Since in certain circumstances the Fund may recognize income before or without receiving cash representing such income, the Fund may have difficulty making distributions in the amounts necessary to satisfy the Annual Distribution Requirement and for avoiding U.S. federal income and the Excise Tax. Accordingly, the Fund may have to sell some of its investments at times the Fund would not consider advantageous, raise additional debt or equity capital, or reduce new investments to meet these distribution requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

The Fund may be subject to withholding and other foreign taxes with respect to its investment in foreign securities. The Fund does not expect to satisfy the requirement to pass through to Shareholders their share of the foreign taxes paid by the Fund.

The Fund invests in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which the Fund invests could be treated under the Code and Treasury Regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investments in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income when the Fund does not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain the Fund’s qualification as a RIC. Under such circumstances, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Under certain circumstances, an investment in a passive foreign investment company could result in a tax to the Fund and/or an increase in the amount of taxable distributions by the Fund.

Failure to qualify as a RIC

If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates (and the Fund also would be subject to any applicable state and local taxes), regardless of whether the Fund made any distributions to Shareholders. The Fund would not be able to deduct distributions to its Shareholders, nor would the Fund be required to make distributions to its Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the 20% maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction, with respect to such amounts. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s adjusted tax basis in its Shares, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any net built-in gains in the assets held by it at the time of its re-qualification as a RIC that are recognized during the 5-year period after such requalification, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

Investment in Domestic Subsidiaries

The Fund is permitted to invest up to 25% of its assets in one or more U.S. subsidiaries that are treated as corporations for U.S. tax purposes to enable it to indirectly make investments that would not generate qualifying income for a RIC. Any net income that such a subsidiary recognizes will be subject to federal and state corporate income tax, but the dividends that the subsidiary pays to the Fund (i.e., those gains, net of the tax paid and any other expenses of the subsidiary, such as its management and advisory fees) will be eligible to be treated as “qualified dividend income” under the Code. Although it is possible that multiple corporate subsidiaries may be required to be aggregated for purposes of the 25% value limit described above, losses of one corporate subsidiary will not offset income of another corporate subsidiary.

Taxation of U.S. Shareholders

A “U.S. Shareholder” generally is a beneficial owner of Shares which is for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;

•        a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualifying dividends” may be eligible for a reduced rate of U.S. federal income tax. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains, which are currently taxable at a maximum U.S. federal income tax rate of 20% (plus 3.8% net investment income tax for Shareholders with income in excess of certain thresholds) in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

In the event that the Fund retains any net capital gains, the Fund may designate the retained amounts as undistributed capital gains in a notice to the Fund’s Shareholders. If a designation is made, Shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate U.S. federal income tax paid by the Fund. In addition, the tax basis of Shares owned by a U.S. Shareholder would be increased by an amount equal to the difference between (i) the amount included in the U.S. Shareholder’s income as long-term capital gains and (ii) the U.S. Shareholder’s proportionate share of the corporate U.S. federal income tax paid by the Fund.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of distributions paid for that year, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by the Fund and received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

A U.S. Shareholder participating in the DRIP will be taxed on the amount of such distribution in the same manner as if such Shareholder had received such distribution in cash. Any stock received in a purchase under the DRIP will have a holding period for tax purposes commencing on the day following the day on which Shares are credited to a U.S. Shareholder’s account.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in such sale or other disposition. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held its Shares for more than one year. Otherwise, such gain will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a sale or other disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before such sale or disposition.

In general, individual U.S. Shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the same 21% rate that applies to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year but may carry back such losses for three years or carry forward such losses for five years.

The Code requires the Fund to report U.S. Shareholders’ cost basis, gain/loss, and holding period to you and to the IRS on IRS Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of the Fund’s Shares acquired by non-tax-exempt Shareholders, including those acquired through DRIP, will be considered “covered” securities. The Fund uses FIFO (“first-in, first-out”) as the Fund’s default tax lot identification method for all Shareholders. A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. The Fund’s default tax lot identification method is the method “covered” securities will be reported on your IRS Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than the Fund’s standing method and will be able to do so from the time you are admitted as a Shareholder up through and until the sale of the “covered” securities. If you hold Shares through a broker, your broker may use a different default tax lot identification method. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” You are encouraged to refer to the appropriate Treasury Regulations or consult your tax adviser with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method, as well as any appropriate adjustments to the basis or holding period of Shares as reported by the Fund.

The Fund will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for preferential rates). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to the Shares, and net gain attributable to the disposition of Shares (in each case, unless such Shares are held in connection with certain trades or businesses) but will be reduced by any deductions properly allocable to such distributions or net gain.

Under applicable Treasury Regulations, if a U.S. Shareholder recognizes a loss with respect to its Shares of $2,000,000 or more for a non-corporate U.S. Shareholder or $10,000,000 or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations.

Taxation of tax-exempt Shareholders

Under current law, an investment in the Fund generally should not give rise to unrelated business taxable income (“UBTI”) by tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares. Certain tax-exempt Shareholders are subject to differing rules under the Code and may recognize UBTI from an investment in the Fund.

Taxation of non-U.S. Shareholders

A “Non-U.S. Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.

Distributions of “investment company taxable income” to Non-U.S. Shareholders (other than U.S. source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder.

If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For a corporate Non-U.S. Shareholder, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder who is a non-resident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the Administrator with an IRS Form W-8BEN or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, in each case, to a foreign financial institution, investment funds and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax adviser regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).

* * * * *

THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, AND THE FUND’S ELECTION TO BE SUBJECT TO U.S. FEDERAL INCOME TAX AS A RIC, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA considerations

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code impose certain requirements on employee benefit plans to which ERISA applies, and on those persons who are fiduciaries with respect to such plans. The Code imposes certain requirements on certain other plans (such as individual retirement accounts and Keogh plans (and their fiduciaries)) that, although not subject to ERISA, are subject to certain similar rules of the Code (such employee benefit plans subject to ERISA and such other plans, collectively, “Plans”). In accordance with ERISA’s general fiduciary standards, before investing in the Fund, a Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Moreover, ERISA and the Code require that certain reporting and disclosure be made with respect to Plan assets, that Plan assets generally be held in trust, and that the indicia of ownership of Plan assets be maintained within the jurisdiction of district courts of the United States. Thus, a Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs.

Unless statutory or administrative exemptions are available, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan assets and persons who have certain specified relationships to a Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code) and impose additional prohibitions on parties in interest and disqualified persons who are Plan fiduciaries. These prohibitions also apply with respect to any entity whose assets consist of Plan assets by reason of Plans’ investment in the entity. Certain prospective Plan investors may currently maintain relationships with the Adviser and/or entities that are affiliated with the Fund, and, as a result, one or more of such entities may be deemed to be a “party in interest” or “disqualified person” with respect to (including a fiduciary of) any such prospective Plan investor.

Because the Fund is registered as an investment company under the Investment Company Act, the assets of the Fund will not be deemed to constitute Plan assets.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF SHARES TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER OR ANY OF THEIR AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

Eligible investors

Each prospective investor in the Fund will be required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. The criteria for qualifying as a “qualified client” and “accredited investor” are set forth in the subscription document that must be completed by each prospective investor. The “qualified client” and “accredited investor” criteria will apply to all investors and will not be waived.

In addition, Shares are generally being offered only to investors that are either (i) U.S. persons for U.S. federal income tax purposes or (ii) non-U.S. persons that meet additional eligibility standards as defined by the Fund in its sole discretion. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

Prospective investors that are non-U.S. persons under the Securities Act or for U.S. federal income tax purposes must request a copy of supplemental offering materials without charge by writing to Constitution Capital Access Fund, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, or by calling the Fund at 855.551.2276. See “Certain U.S. federal income tax considerations — Taxation of non-U.S. Shareholders.”

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, SAI and the LLC Agreement before deciding to invest in the Fund.

Purchasing Shares Purchase terms

The minimum initial investment in the Fund by any investor is $25,000 with respect to Class A Shares, $25,000 with respect to Class D Shares and $500,000 with respect to Class I Shares, and the minimum additional investment in the Fund by any Shareholder is $1,000 with respect to Class A Shares, $1,000 with respect to Class D Shares and $1,000 with respect to Class I Shares. All current and future classes of Shares will be subject to at least a $25,000 minimum initial investment. However, the Fund, in its sole discretion, may accept investments below these minimums. For example, investors subscribing through a given broker/dealer or registered investment adviser may have interests aggregated to meet these minimums, so long as denominations are not less than $10,000 and incremental contributions to those interests are not less than $1,000. The purchase price of the Shares is based on the net asset value per Share as of the date such Shares are purchased. Fractions of Shares will be issued to one one-thousandth of a Share.

Shares will generally be offered for purchase as of the first day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due four business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month (the “Acceptance Date”), where funds are remitted by wire transfer. A prospective investor must also submit a completed subscription document (including investor certifications) at least five business days before the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.

Pending any offering, funds received from prospective investors will be placed in an account with the Transfer Agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Additional information

Futures transactions

The Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act of 1974, as amended (the “CEA”), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA. In February 2012, the Commodity Futures Trading Commission (the “CFTC”) adopted certain regulatory changes that will subject the adviser of an investment company to registration as a Commodity Pool Operator (“CPO”) if the investment company is unable to comply with certain trading and marketing limitations.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s position in such investments may not exceed 5% of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of those positions, as determined at the time the most recent position was established, may not exceed 100% of the net asset value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Adviser was required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens if CPO registration were required.

In October 2020, the SEC adopted regulations governing the use of derivatives by registered investment companies (“Rule 18f-4”). Among other things, Rule 18f-4 imposes limits on the amount of derivatives, short sales, and tender option bond transactions that the Fund can enter into; eliminates the asset segregation framework to comply with Section 18 of the Investment Company Act; treats certain derivatives as senior securities so that a failure to comply with the limits might be alleged by a regulator to be a statutory violation; and potentially requires the Fund to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. The Fund is required to comply with Rule 18f-4 and has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4.

Subsidiaries

The Fund may make investments through wholly-owned subsidiaries (“Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. The Fund complies with: Section 8 of the Investment Company Act governing investment policies on an aggregate basis with any Subsidiary. The Fund also complies with Section 18 of the Investment Company Act governing capital structure and leverage on an aggregate basis with each Subsidiary so that the Fund treats a Subsidiary’s debt as its own for purposes of Section 18. Further, each Subsidiary complies with the provisions of Section 17 of the Investment Company Act relating to affiliated transactions and custody. Any Subsidiary would use UMB Bank, n.a. as custodian. The Fund will not create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Summary of the LLC Agreement

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the LLC Agreement. A prospective investor and his or her advisors should carefully review the LLC Agreement as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the LLC Agreement that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement.

Description of Shares; additional classes of Shares

Persons who purchase Shares will be Shareholders of the Fund. The Adviser may invest in the Fund as a Shareholder.

The Fund currently offers three (3) separate classes of Shares designated as Class A Shares, Class D Shares and Class I Shares. Each class of Shares will have differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the distribution and service fees that each class may be charged.

While the Fund presently offers three (3) classes of Shares, as permitted by an exemptive order issued by the SEC, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Class A Shares, Class D Shares and Class I Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) the addition of sales loads; and (7) any conversion features, as permitted under the Investment Company Act.

Liability of Shareholders

Under Delaware law and the LLC Agreement, each Shareholder will be liable for the debts and obligations of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto prior to withdrawal) and a Shareholder, in the sole discretion of the Board, may be obligated to return to the Fund amounts distributed to the Shareholder, or the Board may reduce any amount payable by the Fund to a Shareholder in respect of a repurchase of Shares, in accordance with the LLC Agreement in certain circumstances. See “Repurchases of Shares — Periodic repurchases.”

Limitation of liability; indemnification

The LLC Agreement provides that the members and former members of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the members and former members of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. None of these persons shall be personally liable to any Shareholder for the repayment of any positive balance in the Shareholder’s capital account or for contributions by the Shareholder to the capital of the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the LLC Agreement shall not be construed so as to limit liability or provide for indemnification of the members and former members of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the LLC Agreement to the fullest extent permitted by law.

Amendment of the LLC Agreement

The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Managers, if required by the Investment Company Act) and without the approval of the Shareholders unless the approval of Shareholders is required under the Investment Company Act. However, certain amendments to the LLC Agreement involving capital accounts and allocations thereto may not be made without the written consent of each Shareholder materially adversely affected thereby or unless each Shareholder has received written notice of the amendment and any Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to have all of its Shares repurchased by the Fund.

Term, dissolution, and liquidation

The Fund shall be dissolved:

(1)    upon the affirmative vote to dissolve the Fund by either (i) a majority of the members of the Board, or (ii) Shareholders holding at least three-quarters (3/4) of the total number of votes eligible to be cast by all Shareholders; or

(2)    as required by operation of law.

Upon the occurrence of any event of dissolution, one or more members of the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint one or more members of the Board or the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Upon the liquidation of the Fund, after establishment of appropriate reserves for contingencies in such amounts as the Board or the liquidator, as applicable, deems appropriate in its sole discretion, the Fund’s assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of the Fund (other than debts to Shareholders) including actual or anticipated liquidation expenses; (ii) next to repay debts, liabilities and obligations owing to the Shareholders; and (iii) finally to the Shareholders (including the Adviser) proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Shareholders in facilitating an orderly liquidation.

The Board may, in its sole discretion, and if determined to be in the best interests of the Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the Investment Company Act and applicable Delaware law, and could result in additional expenses to the Shareholders.

Reports to Shareholders

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates sending Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

Fiscal year

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

Independent registered public accounting firm; legal counsel

The Board has selected PricewaterhouseCoopers LLP, as the independent registered public accountants of the Fund.

Faegre Drinker Biddle & Reath LLP, of One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Adviser of the Fund.

Inquiries

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to the Fund’s Transfer Agent, Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-0707, or by calling the Fund toll-free at 855.551.2276.

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a Prospectus

STATEMENT OF ADDITIONAL INFORMATION

Constitution Capital Access Fund, LLC

Dated July 28, 2026

Constitution Capital Partners

300 Brickstone Square,
7th Floor
Andover, MA 01810

Limited Liability Company Shares

855.551.2276

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of Constitution Capital Access Fund, LLC (the “Fund”) dated July 28, 2026, as it may be further amended or supplemented from time to time. The SAI is incorporated by reference in its entirety into the Prospectus. The Fund’s audited financial statements and financial highlights for the fiscal year ended March 31, 2026 (including the report of PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm) appearing in the annual report to Shareholders on Form N-CSR (the “Annual Report”) are incorporated by reference into this SAI. The Fund’s annual financial statements for the fiscal years ended March 31, 2024 and March 31, 2025 are also incorporated by reference into this SAI. No other part of the Annual Report is incorporated by reference herein. A copy of the Prospectus and the Annual Report may be obtained without charge by contacting the Fund at the telephone number or address set forth above. You may also obtain the Prospectus and Annual Report by visiting the Fund’s website at http://www.ccaf.com.

This SAI is not an offer to sell shares of limited liability company interests in the Fund (“Shares”) and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

S-i

Investment policies and practices

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

Fundamental policies

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. At the present time, the Shares are the only outstanding securities of the Fund. As defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (the “Shareholders”) duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. The Fund may not:

(1)    Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority.

(2)    Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority.

(3)    Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

(4)    Make loans, except through purchasing fixed-income securities (including whole loans, whether senior or subordinated, “Payment-In-Kind” or “PIK” securities, other mezzanine securities or participations in any of the foregoing), lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act.

(5)    Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

(6)    Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

(7)    Invest 25% or more of the value of its total assets in the securities of issuers that Constitution Capital PM, LP (the “Adviser”) determines are engaged in any single industry, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation. This investment restriction does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool). The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. The Fund will not invest 25% or more of its assets in a Portfolio Fund that it knows concentrates its assets in a single industry or groups of industries. The Fund will consider the investments of Portfolio Funds to determine whether it is in line with its own concentration policy.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and the transactions of the Portfolio Funds but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets). The Fund will, however, consider the investments held by Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Managers of the Fund (the “Board” and members thereof, the “Managers”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

Additional information on investment techniques of the Fund and the Private Assets and related risks

As discussed in the Prospectus, the Fund pursues its investment objective by investing its assets in (i) Direct Investments; (ii) Secondary Investments; and (iii) Primary Investments (collectively, “Private Assets”); (iv) direct or secondary purchases of liquid credit instruments; (v) Other Liquid Investments; and (vi) Short-term Investments. This section provides additional information about various types of investments and investment techniques that may be employed by the Fund or by Private Asset’s in which the Fund invests. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Fund or of the Private Assets; however, there is no limit on the types of investments the Private Assets may make and certain Private Assets may use such investments or techniques extensively. Similarly, there are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account (i) the possibility that the Private Assets may make virtually any kind of investment, (ii) that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above) and (iii) that all such investments will be subject to related risks, which can be substantial.

Equity Securities

The Fund’s and/or a Private Asset’s portfolio may include investments in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. The Fund and/or a Private Asset also may invest in depositary receipts relating to foreign securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities. Given the private markets focus of the Fund, there is expected to be no liquid market for a majority of such investments.

Common Stock

Common stock or other common equity issued by a corporation or other entity generally entitles the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stock

Preferred stock or other preferred equity generally has a preference as to dividends and, in the event of liquidation, to an issuer’s assets, over the issuer’s common stock or other common equity, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Fixed Income Securities

The Fund may invest in fixed income securities. The Fund will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; U.S. Government securities or debt securities issued or guaranteed by a non-U.S. Government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

The Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Adviser to be of comparable quality. There is no minimum credit standard as a prerequisite to an investment in any security. As a result, the Fund may invest in debt securities that are rated below investment grade and are considered speculative, including distressed bonds. The Fund may invest in fixed income securities of companies in initial public offerings or shortly after those offerings are complete.

The Fund’s investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock, or other securities that may be converted into or exchanged for a specified amount of common equity of the same or different issuer within a specified period of time at a specified price or based on a specified formula. In many cases, a convertible security entitles the holder to receive interest or a dividend that is generally paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields (i.e., rates of interest or dividends) than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock into which they are convertible due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. The Fund’s and/or the Private Assets’ investments in convertible securities are expected to primarily be in private convertible securities but may be in public convertible securities.

The value of a convertible security is primarily a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (determined by reference to the security’s anticipated worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also increase or decrease the convertible security’s value. If the conversion value is low relative to the investment value, the convertible security is valued principally by reference to its investment value. To the extent the value of the underlying common stock approaches or exceeds the conversion value, the convertible security will be valued increasingly by reference to its conversion value. Generally, the conversion value decreases as the convertible security approaches maturity. Where no market exists for a convertible security and/or the underlying common stock, such investments may be difficult to value. A public convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may in some cases be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security is called for redemption, the holder will generally have a choice of tendering the security for redemption, converting it into common stock prior to redemption, or selling it to a third party. Any of these actions could have a material adverse effect and result in losses to the Fund.

Bank Debt Transactions

Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, and (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the investment.

In addition to the special risks generally associated with investments in bank loans described above, the Fund’s investments in second-lien and unsecured bank loans will entail additional risks, including (i) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral and (ii) with respect to second-lien loans, the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder, and with respect to unsecured loans, the absence of any collateral on which the Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, no recovery may be available from a defaulted second-lien loan. The Fund’s investments in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities.

Derivative Instruments

Although not a principal investment strategy, the Fund or the Private Assets may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity, or other asset. Following are descriptions of certain derivatives that the Private Assets may use. The same descriptions apply to the Fund, mutatis mutandis, to the extent that it engages in derivatives transactions. Certain risks associated with derivatives are described under “Investment related risks — Derivative Instruments” in the Prospectus.

Options and Futures

A Private Asset may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Private Asset’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and, in such cases, a Private Asset may have difficulty closing out its position. Over-the-counter options purchased and sold by the Private Asset also may include options on baskets of specific securities.

A Private Asset may purchase call and put options on specific securities or currencies and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

A covered call option is a call option with respect to which a Private Asset owns the underlying security. The sale of such an option exposes the Private Asset, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security and to the possibility that it might hold the underlying security in order to protect against depreciation in the market price of the security during a period when it might have otherwise sold the security. The seller of a covered call option assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

A covered put option is a put option with respect to which the seller has a short position in the underlying security. The seller of a covered put option assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received and gives up the opportunity for gain on the underlying security below the exercise price of the option. If the seller of the put option owns a put option covering an equivalent number of shares with an exercise price equal to or greater than the exercise price of the put written, the position is “fully hedged” if the option owned expires at the same time or later than the option written. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The seller of a put option may also be required to place cash or liquid securities in a segregated account to ensure compliance with its obligation to purchase the underlying security. The sale of such an option exposes the Private Asset during the term of the option to a decline in price of the underlying security while depriving the Private Asset of the opportunity to invest the segregated assets.

A Private Asset may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Private Asset will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Private Asset would generally make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased. However, if deemed advantageous, the Private Asset would be entitled to exercise the option.

A Private Asset may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists, and an investor may look only to the broker for performance of the contract. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Therefore, the CFTC does not have the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country. Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs. For these reasons, the Private Assets may not be afforded certain of the protections that apply to domestic transactions, including the right to use domestic alternative dispute resolution procedures. In particular, funds received from customers to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transaction on domestic exchanges. In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting from that contract, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed, and the foreign futures contract is liquidated, or the foreign option contract is liquidated or exercised.

In addition to futures contracts traded on U.S. domestic markets or exchanges that are regulated by the CFTC or on foreign exchanges, Private Assets may also trade certain futures either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. In addition, certain single stock futures and narrow-based security index futures may be traded over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC or on foreign exchanges.

Trading in futures involves risk of loss to the Private Asset that could materially adversely affect the net asset value of the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Private Asset to substantial losses, which may result in losses to the Fund.

The CFTC and certain exchanges have established (and continue to evaluate and revise) limits, referred to as “position limits,” on the maximum net long or net short positions that any person or entity may hold or control in particular futures and options contracts. In addition, federal position limits apply to swaps on agricultural, energy and metals commodities that are “economically equivalent,” as defined by the CFTC, to certain futures contracts. Unless an exemption applies, all positions owned or controlled by the same person or entity, even if in different accounts, must be aggregated for purposes of determining whether the applicable position limit has been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that positions held by different clients managed by the Adviser and its affiliates may be aggregated for this purpose. Therefore, the trading decisions of the Adviser may have to be modified or positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the profitability of the Fund. A violation of position limits could also lead to regulatory action materially adverse to the Fund.

Successful use of futures by a Private Asset depends on its ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The prices of all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which a Private Asset may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Private Assets are also subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

A stock index future obligates a Private Asset to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day. An interest rate future obligates a Private Asset to purchase or sell an amount of a specific debt security at a future date at a specific price. A currency future obligates a Private Asset to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indexes

A Private Asset may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Private Asset of options on stock indexes will be subject to the ability to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Yield Curve Options

A Private Asset may enter into options on the yield “spread” or differential between two securities. Such transactions are referred to as “yield curve” options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Rights and Warrants

A Private Asset may invest in rights and warrants. Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that a Private Asset has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable a Private Asset to gain exposure to the underlying security with a relatively low capital investment but increases the Private Asset’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

Swaps

A Private Asset may enter into equity, interest rate, index, currency rate, total return and/or other types of swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Private Asset had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index).

Interest rate, Mortgage, and Credit swaps

A Private Asset may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed note payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events.

Equity Index Swaps

A Private Asset may enter into equity index swaps. Equity index swaps involve the exchange by a Private Asset with another party of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends. A Private Asset may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps

A Private Asset may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity that involves special investment techniques and risks. Incorrect forecasts of market values and currency exchange rates can materially adversely affect the Private Asset’s performance. If there is a default by the other party to such a transaction, the Private Asset will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps

A Private Asset may enter into total return swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if a Private Asset wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Swaptions

A Private Asset may also purchase and write (sell) options contracts on swaps, commonly referred to as “swaptions.” A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed upon terms.

Certain swap agreements into which a Private Asset enters may require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Private Asset’s current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps consists of the net amount of the payments that the Private Asset is contractually obligated to make. If the other party to a swap defaults, the Private Asset’s risk of loss consists of the net amount of the payments that the Private Asset contractually is entitled to receive.

Distressed Securities

The Fund or a Private Asset may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a bankruptcy court’s power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and ask prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Private Asset of the security in respect to which such distribution was made.

Additional Methods of Investing in Private Asset

The Fund will typically invest directly in a Private Asset by purchasing an interest in such Private Asset. There may be situations, however, where a Private Asset is not open or available for direct investment by the Fund or where the Adviser elects for other reasons to invest indirectly in a Private Asset (including, without limitation, restrictions of the Investment Company Act). On occasions where the Adviser determines that an indirect investment is the most effective or efficient means of gaining exposure to a Private Asset, the Fund may invest in a Private Asset indirectly, such as by purchasing a structured note or entering into a swap or other contract paying a return tied to the return of a Private Asset. In the case of a structured note or a swap, a counterparty would agree to pay to the Fund a return based on the return of the Private Asset, in exchange for consideration paid by the Fund equivalent to the cost of purchasing an ownership interest in the Private Asset. Indirect investment through a swap or similar contract in a Private Asset carries with it the credit risk associated with the counterparty. Indirect investments will generally be subject to transaction and other fees, which will reduce the value of the Fund’s investment. There can be no assurance that the Fund’s indirect investment in a Private Asset will have the same or similar results as a direct investment in the Private Asset, and the Fund’s value may decrease as a result of such indirect investment. When the Fund makes an indirect investment in a Private Asset by investing in a structured note, swap, or other contract intended to pay a return equal to the total return of such Private Asset, such investment by the Fund may be subject to additional regulations.

Board of Managers and Officers

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s limited liability company agreement (“LLC Agreement”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority, and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The Managers are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Managers of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Managers”).

The identity of Managers and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Managers serve on the Board for terms of indefinite duration. A Manager’s position in that capacity will terminate if the Manager is removed or resigns or, among other events, upon the Manager’s death, incapacity, retirement, or bankruptcy. A Manager may resign upon written notice to the other Managers and may be removed either by (i) the vote of at least two-thirds of the Managers not subject to the removal vote or (ii) the vote of Shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Manager, the remaining Managers of the Fund may appoint an individual to serve as a Manager so long as immediately after the appointment at least two-thirds of the Managers of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Manager of the Fund and must do so if the Managers who were elected by the Shareholders cease to constitute a majority of the Managers then serving on the Board.

The Board believes that each of the Managers’ experience, qualifications, attributes, and skills on an individual basis and in combination with those of the other Managers lead to the conclusion that each Manager should serve in such capacity. Among the attributes common to all Managers is the ability to review critically, evaluate, question, and discuss information provided to them, to interact effectively with the other Managers, the Adviser, other service providers, counsel, and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Managers. A Manager’s ability to perform his or her duties effectively may have been attained through the Manager’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes, or skills of each Manager. Specific details regarding each Manager’s principal occupations during the past five years are included in the tables below. See “Board of Managers and officers — Independent Managers” and “Board of Managers and officers — Interested Managers and officers.”

Daniel M. Cahill — Mr. Cahill has been a Manager since the Fund’s inception. Mr. Cahill is the Chief Executive Officer of the Adviser, and was a founding partner of the Adviser in 2008. He has more than 37 years of business and financial services industry experience. He has experience in private equity investments and sits on the Adviser’s investment committee.

Robert M. Hatch — Mr. Hatch has been a Manager since June 2024. Mr. Hatch is a Managing Partner of the Adviser, and was a founding partner of the Adviser in 2008. He has experience in private equity investments and sits on the Adviser’s investment committee.

Vicente Miguel T. Ramos — Mr. Ramos has been a Manager since June 2024. Mr. Ramos is a Managing Partner of the Adviser, and was a founding partner of the Adviser in 2008. He has experience in private equity investments and sits on the Adviser’s investment committee.

Richard Kracum — Mr. Kracum has been a Manager since the Fund’s inception. He has more than 42 years of business and financial services industry experience.

J. Michael Fields — Mr. Fields has been a Manager since the Fund’s inception. He has more than 25 years of financial services industry experience.

Kevin T. McMenimen — Mr. McMenimen has been a Manager since the Fund’s inception. He has more than 33 years of business experience.

Kristen M. Leopold — Ms. Leopold has been a Manager since the Fund’s inception. She has more than 34 years of business, accounting and financial services industry experience.

Independent Managers

NAME, ADDRESS AND DATE OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY MANAGER	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY MANAGER***
Richard Kracum DOB: December 13, 1954	Independent Manager; Nominating Committee Chairperson	Since Inception	Retired (2020 – Present); Co-Founder, Wind Point Partners (Private equity firm) (1985 – 2020). Current Directorships: Nelson Global Products; B & W Communications, LLC; ANDE Corporation; Carleton College	2
J. Michael Fields DOB: July 14, 1973	Independent Manager	Since Inception	Chief Operating Officer, The Strategic Group Current Directorships: Redwood Real Estate Income Fund; Callodine Specialty Income Fund; Pursuit Asset Based Income Fund; Megacorn Fund; CIBC Private Lending Strategies; Sound Point Alternative Income Fund; RoboStrategy Inc.	2

NAME, ADDRESS AND DATE OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY MANAGER	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY MANAGER***
Kevin T. McMenimen DOB: August 7, 1962	Independent Manager	Since Inception	Chief Financial Officer, American Seafoods (2017 – Present)	2
Kristen M. Leopold DOB: August 25, 1967	Independent Manager; Audit Committee Chairperson	Since Inception	Chief Financial Officer; WFL Real Estate Services, LLC (Through April 2022). Current Directorships: Central Park Group Funds (10 portfolios); Blackstone Alternative Investment Fund (1 portfolio); Blackstone Private Real Estate Credit and Income Fund (1 portfolio); SEG Partners Long/Short Fund (1 portfolio)	2

____________

*        Each Manager serves an indefinite term, until his or her successor is elected.

**      Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”) or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

***    The Fund Complex is currently comprised of the Fund and Constitution Capital Evergreen Partnership Fund, LLC.

Interested Managers and officers

NAME, ADDRESS AND DATE OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY MANAGER	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY MANAGER OR OFFICER***
Daniel M. Cahill DOB: 07/29/1963	Chairman, Interested Manager(1) and President	Interested Manager Since Inception, Chairman and President Since June 2024.	Chief Executive Officer/ Co-Founder, Constitution Capital Partners, LLC (since 2024); Managing Partner/Co-Founder, Constitution Capital Partners, LLC (2008 – 2024)	2
Robert M. Hatch DOB: 07/21/1975	Interested Manager(1)	Since June 2024	Managing Partner/Co-Founder, Constitution Capital Partners, LLC (since 2024); Partner/Co-Founder, Constitution Capital Partners, LLC (2008 – 2024)	2

NAME, ADDRESS AND DATE OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY MANAGER	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY MANAGER OR OFFICER***
Vicente Miguel T. Ramos DOB: 08/13/1972	Interested Manager(1)	Since June 2024	Managing Partner/Co-Founder, Constitution Capital Partners, LLC (since 2024); Partner/Co-Founder, Constitution Capital Partners, LLC (2008 – 2024)	2
Jeff Minerva DOB: 12/30/1981	Treasurer	Since September 2025	Director of Registered Fund Accounting, Constitution Capital Partners (since 2026), Senior Fund Controller, Constitution Capital Partners (2023 – 2026); Vice President, Private Equity Fund Finance, iCapital Network, Inc. (2020 – 2023); Vice President, iDirect Private Markets Fund (2021 – 2023); Vice President, Wells Fargo Investment Institute, Inc. (2011 – 2020)	2
Chris Faucher DOB: 02/20/1990	Secretary	Since June 2024	Managing Director, Constitution Capital Partners, LLC (since 2025); Principal, Constitution Capital Partners, LLC (2023 – 2025); Vice President, Constitution Capital Partners, LLC (2019 – 2023)	2
Fred Teufel DOB: 09/05/1959	Chief Compliance Officer	Since Inception	Director, Vigilant Compliance Services	1

____________

*        Each Manager serves an indefinite term, until his or her successor is elected.

**      Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

***    The Fund Complex is currently comprised of the Fund and Constitution Capital Evergreen Partnership Fund, LLC.

(1)      Mr. Cahill is deemed to be an “interested person” of the Fund due to his position as Chief Executive Officer of the Adviser. Messrs. Hatch and Ramos are deemed an “interested person” of the Fund due to each of their positions as a Managing Partner of the Adviser.

Leadership structure and oversight responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the LLC Agreement. The Board is currently composed of seven members, four of whom are Independent Managers. The Board will meet in-person or by videoconference at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person, telephonic or videoconference meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Managers have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Managers will meet with their independent legal counsel in-person or by videoconference prior to and/or during each quarterly in-person board meeting. As described below, the Board has established an audit committee (the “Audit Committee”) and a nominating committee (the “Nominating Committee”) and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Mr. Cahill, an Interested Manager, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, other service providers, counsel and other Managers generally between meetings. The Chairman serves as a key point person for dealings between management and the Managers. The Board does not currently have a lead Independent Manager. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Managers and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures, and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. The Adviser and other service providers have their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer, Secretary and Chief Compliance Officer, and the Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s distributor, administrator, and securities lending counterparty. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Managers

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. The Audit Committee has selected Kristen Leopold, an Independent Manager, to serve in the role of Chairperson. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year and will review with the firm the scope and results of each audit. The Audit Committee currently consists of Ms. Leopold (Chair) and Messrs. Fields and McMenimen. During the fiscal year ended March 31, 2026, the Audit Committee held three meetings.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Managers of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a manager. The Nominating Committee may solicit candidates to serve as managers from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants, or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Managers. During the fiscal year ended March 31, 2026, the Nominating Committee held one meeting.

Manager ownership of securities

For each Manager, the dollar range of equity securities beneficially owned by the Manager in the Fund as of December 31, 2025, is set forth in the table below.

NAME OF MANAGER	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND
Independent:
Richard Kracum	None
J. Michael Fields	$50,001 – $100,000
Kevin T. McMenimen	None
Kristen M. Leopold	None

Interested:
Daniel M. Cahill	None
Robert M. Hatch	Over $100,000
Vicente Miguel T. Ramos	Over $100,000

As of the date of this SAI, the Managers and Officers of the Fund as a group owned less than one (1%) percent of the outstanding Shares of the Fund.

Independent Manager ownership of securities of the Adviser

As of the date of this SAI, none of the Independent Managers (or their immediate family members) owned securities of the Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Adviser.

Manager compensation

In consideration of the services rendered by the Independent Managers, the Fund pays each Independent Manager a retainer of $50,000 per year. Managers who are interested persons are compensated by the Fund’s administrator and/or its affiliates and are not separately compensated by the Fund. The Managers do not receive any pension or retirement benefits.

Code of Ethics

The Fund, the Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund and the Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

Investment management and other services

The Adviser

Constitution Capital PM, LP (the “Adviser”), a Delaware limited partnership, serves as the investment adviser to the Fund. The Adviser is registered with the SEC under the Advisers Act. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Adviser provides such services to the Fund pursuant to the investment management agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective as of August 28, 2024 and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement continues in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING” in the Prospectus. The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement was included in the Fund’s semiannual report to Shareholders on Form N-CSRS for the six-month period ended September 30, 2024.

The Investment Management Agreement provides that, in the absence of willful misfeasance or gross negligence of its obligations to the Fund, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance or gross negligence of its obligations to the Fund. Such indemnification includes losses sustained by the Adviser or its affiliates as an indemnitor under any sub-servicing or other agreement entered into by the Adviser for the benefit of the Fund to the extent that such losses relate to the Fund and the indemnity giving rise to the losses is not broader than that granted by the Fund to the Adviser or its affiliates pursuant to the Investment Management Agreement. The Fund has the right to consent before the Adviser settles or consents to the settlement of a claim involving such indemnitor losses (but such consent right will not affect the Adviser’s entitlement to indemnification).

The Fund pays the Investment Management Fee to the Adviser in consideration of the advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Adviser a monthly Investment Management Fee equal to 1.50% on an annualized basis of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month. For purposes of calculating the Investment Management Fee, a commitment is defined as a contractual obligation to acquire an interest in, or provide the total commitment amount over time to, a Private Asset, when called by the Private Asset. The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. “Net asset value” means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities, and obligations of the Fund; provided that, for purposes of determining the Investment Management Fee payable to the Adviser for any month, net asset value will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. The Investment Management Fee will be computed as of the last day of each month and will be due and payable in arrears after the end of the month.

During the fiscal year ended March 31, 2024, the Investment Management Fee paid by the Fund to the Adviser was $10,333,704 and the Adviser voluntarily waived $5,166,852 of Investment Management Fees. During the fiscal year ended March 31, 2025, the Investment Management Fee paid by the Fund to the Adviser was $11,265,980 and the Adviser voluntarily waived $902,479 of Investment Management Fees and contractually waived $8,786,664 of Investment Management Fees. During the fiscal period ended March 31, 2026, the Investment Management Fee paid by the Fund to the Adviser was $12,624,988 and the Adviser voluntarily waived $1,036,581 of Investment Management Fees and contractually waived $3,420,593 of Investment Management Fees.

In addition, at the end of each calendar quarter (and at certain other times), the Adviser will be entitled to receive an amount (the “Incentive Fee”) equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). The Fund will maintain a memorandum account (the “Loss Recovery Account”), which will have an initial balance of zero and will be (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Shareholders in the Fund will benefit from the Loss Recovery Account in proportion to their holdings of Shares.

During the fiscal year ended March 31, 2024, the Incentive Fee incurred by the Fund was $6,031,898, and the Adviser voluntarily waived $6,031,898 of Incentive Fees. During the fiscal year ended March 31, 2025, the Incentive Fee incurred by the Fund was $5,132,482, and the Adviser contractually waived $5,132,482 of Incentive Fees. During the fiscal period ended March 31, 2026, the Incentive Fee incurred by the Fund was $8,376,977 and the Adviser contractually waived $2,191,362 of Incentive Fees.

The Adviser, at its expense, pays the Distributor a fee for certain distribution-related services, including licensing employees of the Adviser as registered representatives of the Distributor to facilitate marketing of Shares to financial intermediaries.

The Adviser has entered into an expense limitation agreement and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund that was effective for one-year from the date of the commencement of operations and automatically renews from year-to-year thereafter, whereby, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, certain transaction related expenses, the Incentive Fee, any acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses) do not exceed 2.95%, 2.25% and 2.50% of the average monthly net assets of Class A Shares, Class I Shares and Class D Shares, respectively (the “Expense Limit”). Because taxes, interest, brokerage commissions, certain transaction related expenses, the Incentive Fee, any acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.95%, 2.25% and 2.50% for the Class A Shares, Class I Shares and Class D Shares, respectively. The Expense Limitation Agreement automatically renews for consecutive one-year terms unless terminated by the Fund or Adviser. For a period not to exceed three years from the date on which a Waiver is made, the Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation Agreement may be terminated by the Adviser or the Fund upon thirty days’ written notice to the other party.

The Adviser has also entered into a Management Fee Waiver Agreement with the Fund, effective July 1, 2026 through July 31, 2027, whereby the Adviser has agreed to waive all or a portion of the Management Fee so that after such waiver, the maximum Management Fee that the Adviser shall be entitled to receive from the Fund shall be equal to 1.25%, on an annualized basis, of the greater of (i) the Fund’s net asset value as of the beginning of the month and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment as of the beginning of the month.

During the fiscal year ended March 31, 2024, the Adviser waived $0 pursuant to the Expense Limitation Agreement and the amount of fees waived that are subject to be recouped by the Adviser are $0. During the fiscal year ended March 31, 2025, the Adviser waived $0 pursuant to the Expense Limitation Agreement and the amount of fees waived that are subject to be recouped by the Adviser are $0. During the fiscal period ended March 31, 2026, the Adviser waived $0 pursuant to the Expense Limitation Agreement and the amount of fees waived that are subject to be recouped by the Adviser are $0.

The Portfolio Management Team

The personnel of the Adviser who currently have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Management Team”) are:

Daniel M. Cahill | Chief Executive Officer

Prior to co-founding Constitution Capital in 2008, Mr. Cahill was Head of Standard Life Investments Private Equity USA. Previously, he was a founding member of Wilton Asset Management, a private equity fund of funds business at State Street Global Advisors. Mr. Cahill started his private equity career at GE Capital’s Corporate Finance Group where he became Vice President and was responsible for originating, structuring and negotiating leveraged buyouts, recapitalizations and growth equity transactions. Mr. Cahill earned his BS in Business Administration from Oswego University, received his MBA from Binghamton University and is a graduate of GE’s Financial Management Program.

Robert M. Hatch | Managing Partner

Mr. Hatch was one of the founding partners of Constitution Capital in 2008. Prior to joining Constitution Capital, Mr. Hatch was an Investment Director at Standard Life Investments Private Equity USA. Previously, Mr. Hatch worked at Argo Global Capital, a private equity firm with $475 million under management. Mr. Hatch began his career in the investment banking group of State Street Corporation. Mr. Hatch earned his MBA from The Tuck School of Business at Dartmouth and his undergraduate degree from Harvard University in Applied Mathematics and Statistics, cum laude. Mr. Hatch is a CFA charterholder.

Vicente Miguel T. Ramos | Managing Partner

Mr. Ramos was one of the founding partners of Constitution Capital in 2008. Prior to joining Constitution Capital, he was an Investment Director at Standard Life Investments Private Equity USA. Previously, Mr. Ramos worked at Lehman Brothers. Mr. Ramos began his career in the investment banking group at State Street Corporation where he focused on private placements and M&A transactions. Mr. Ramos earned his MBA from The Tuck School of Business at Dartmouth and his undergraduate degree from Dartmouth College where he completed a double major in Economics and Engineering Sciences. Mr. Ramos is a CFA charterholder.

Alexander R. Tatum | Partner

Mr. Tatum was one of the founding members of Constitution Capital in 2008. Prior to joining Constitution Capital, Mr. Tatum was an Investment Manager at Standard Life Investments Private Equity USA. Previously, he was a financial analyst with Goldman Sachs. Mr. Tatum began his career with SunTrust Robinson Humphrey as a financial analyst in their investment banking division. Mr. Tatum earned his MBA from The Tuck School of Business at Dartmouth and his undergraduate degree from Bowdoin College where he completed a major in Economics.

Daniel H. Clare | Partner and Head of Credit

Mr. Clare heads the Constitution Capital Credit Partners team. From 2010 to 2016, he was a Managing Director at Ascribe Capital, formerly known as American Securities Opportunities Fund. Previously, he was a Senior Managing Director at Diamond Castle Partners, which he joined alongside other investment professionals from DLJ Merchant Banking Partners. He held prior roles as a management consultant at Bain & Company and in the investment banking division at Goldman Sachs. Mr. Clare earned his MBA from Harvard Business School and his undergraduate degree from Haverford College.

Christopher S. Faucher | Managing Director

Mr. Faucher is responsible for screening, evaluating, negotiating and monitoring private equity and credit investments. Prior to joining Constitution Capital in November 2015, Mr. Faucher was a Management Consultant at RSM US (formerly McGladrey). Mr. Faucher earned his undergraduate degree from Elon University with a major in Finance and graduated cum laude. Mr. Faucher is a CFA charterholder.

Other accounts managed by the Portfolio Management Team

The following table lists the number and types of accounts, other than the Fund, managed by the Fund’s Portfolio Management Team and assets under management in those accounts, as of March 31, 2026.

NAME OF PORTFOLIO MANAGEMENT TEAM MEMBER	NUMBER OF OTHER ACCOUNTS MANAGED AND TOTAL VALUE OF ASSETS BY ACCOUNT TYPE FOR WHICH THERE IS NO PERFORMANCE-BASED FEE			NUMBER OF OTHER ACCOUNTS AND TOTAL VALUE OF ASSETS FOR WHICH ADVISORY FEE IS PERFORMANCE-BASED:
	Registered investment companies	Other pooled investment vehicles	Other accounts	Registered investment companies(1)	Other pooled investment vehicles	Other accounts
Daniel M. Cahill	0	1 account, $1,459,397	1 account, $420,171,963	1 account	18 accounts, $5,278,862,924	0
Robert M. Hatch	0	1 account, $1,459,397	1 account, $420,171,963	1 account	18 accounts, $5,278,862,924	0
Vicente M. Ramos	0	1 account, $1,459,397	1 account, $420,171,963	1 account	18 accounts, $5,278,862,924	0
Alexander R. Tatum	0	1 account, $1,459,397	1 account, $420,171,963	1 account	14 accounts, $4,272,464,516	0
Daniel H. Clare	0	0	0	0	4 accounts, $1,006,398,408	0
Christopher S. Faucher	0	0	0	1 account	0	0

____________

(1)      The Constitution Capital Evergreen Partnership Fund registered under the Investment Company Act of 1940, as amended, on January 9, 2026, but did not commence investment operations as of March 31, 2026.

Table above represents regulatory assets under management.

Conflicts of interest

Members of the Portfolio Management Team are involved in the management of other accounts, including proprietary accounts, separate accounts, and other pooled investment vehicles. Members of the Portfolio Management Team may manage separate accounts or other pooled investment vehicles that may have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross trading and the allocation of investment opportunities.

The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

Compensation of the Portfolio Management Team

The Adviser is an affiliate of Constitution Capital Partners, LLC.

The Adviser has designed its compensation structure to encourage employee retention and alignment of interest with investors. Team members are compensated based on a base salary and an annual performance-based discretionary bonus. All professionals are paid a competitive base salary and discretionary bonus based on performing their investment duties, individual execution, and overall performance of the firm. In addition, eligible employees receive a meaningful amount of carried interest from certain clients of the Adviser’s affiliates, further providing alignment of interests.

Portfolio Management Team’s ownership of securities in the Fund

As of the date March 31, 2026, the following is listing the dollar range of the Shares owned by each Portfolio Management Team Member.

NAME OF PORTFOLIO MANAGEMENT TEAM MEMBER	DOLLAR RANGE OF SECURITIES BENEFICIALLY OWNED BY PORTFOLIO MANAGEMENT TEAM MEMBER
Daniel M. Cahill	None
Robert M. Hatch	$250,001 – $500,000
Vicente M. Ramos	$500,001 – $1,000,000
Alexander R. Tatum	$50,001 – $100,000
Daniel H. Clare	None
Christopher S. Faucher	$10,001 – $50,000

Brokerage

It is the policy of the Fund to obtain the best results in connection with effecting its portfolio transactions taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. In most instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Private Assets by the Fund) may be subject to expenses. The Fund contemplates that, consistent with the policy of obtaining the best net result, any brokerage transactions of the Fund may be conducted through affiliates of the Adviser as permitted under the Investment Company Act. Given the private equity focus of a majority of the Private Assets, significant brokerage commissions are not anticipated to be paid by such funds or co-investment vehicles.

During the fiscal year ended March 31, 2024, the Fund paid $6,494 of brokerage commissions. During the fiscal year ended March 31, 2025, the Fund paid $1,839 of brokerage commissions. During the fiscal period ended March 31, 2026, the Fund paid $0 of brokerage commissions.

As of March 31, 2026, the Fund held no securities of its regular brokers or dealer (or their parents).

Independent registered public accounting firm; legal counsel

PricewaterhouseCoopers LLP, located at 101 Seaport Boulevard, Boston, MA 02210 has been selected as the independent registered public accounting firm for the Fund and in such capacity will audit the Fund’s annual financial statements and financial highlights.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Managers.

Administrator

The Fund has contracted with UMB Fund Services, Inc (the “Administrator”) to provide it with certain administrative and accounting services. For the fiscal year ended March 31, 2024, the Administrator received $867,728 in fees from the Fund. For the fiscal year ended March 31, 2025, the Administrator received $951,354 in fees from the Fund. For the fiscal year ended March 31, 2026, the Administrator received $920,844 in fees from the Fund.

Custodian

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund and Portfolio Funds are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Boulevard, 5th Floor, Kansas City, Missouri 64106.

Calculation of net asset value

The Fund calculates the net asset value of each class of Shares as of the close of business on the last business day of each calendar month, each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares), less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date. The net asset values of Class A Shares, Class D Shares and Class I Shares will be calculated separately based on the fees and expenses applicable to each class. It is expected that the net asset value of Class A Shares, Class D Shares and Class I Shares will vary over time as a result of the differing fees and expenses applicable to each class.

Proxy voting policies and procedures

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix B to this SAI. The Board will periodically review the Fund’s proxy voting record. The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filings will be available: (i) without charge, upon request, by calling the Fund at 855.551.2276 or (ii) by visiting the SEC’s website at www.sec.gov.

Control persons and principal shareholders

As of May 31, 2026, the following persons were the only persons who were record or beneficial owners of 5% or more of the Fund.

Name and Address	Percentage of Ownership
L8 Investment Holdings, LP 50 LOTHIAN RD EDINBURGH EH3 9-WJ SCOTLAND	68.4%

Financial statements

The Fund’s financial statements and financial highlights as of and for the annual period ended March 31, 2026, including the report of PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm (the “Annual Report”), are incorporated into this SAI by reference. No other parts of the Annual Report are incorporated herein. The Annual Report, which contains the referenced financial statements, is available upon request and without charge, and was filed electronically with the SEC on Form N-CSR on June 5, 2026.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is generally assigned to those obligations considered short-term in the relevant market. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” — A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

“A-2” — A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” — A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” — A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” — A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” — A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Local Currency and Foreign Currency Ratings — S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

“NR” — This indicates that a rating has not been assigned or is no longer assigned.

Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” — Issuers (or supporting institutions) rated Prime-1 reflect a superior ability to repay short-term obligations.

“P-2” — Issuers (or supporting institutions) rated Prime-2 reflect a strong ability to repay short-term obligations.

“P-3” — Issuers (or supporting institutions) rated Prime-3 reflect an acceptable ability to repay short-term obligations.

“NP” — Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

“NR” — Is assigned to an unrated issuer, obligation and/or program.

Fitch, Inc./Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention.1 Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” — Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” — Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” — Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” — Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” — Securities possess high short-term default risk. Default is a real possibility.

“RD” — Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” — Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

“NR” — Is assigned to an issue of a rated issuer that are not and have not been rated.

The Morningstar® DBRS Ratings Limited (“Morningstar DBRS”) short-term obligation ratings provide DBRS Morningstar’s opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The obligations rated in this category typically have a term of shorter than one year. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by Morningstar DBRS for commercial paper and short-term debt:

“R-1 (high)” — Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” — Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” — Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” — Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

“R-2 (middle)” — Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

____________

1        A long-term rating can also be used to rate an issue with short maturity.

“R-2 (low)” — Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” — Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events, and the certainty of meeting such obligations could be impacted by a variety of developments.

“R-4” — Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” — Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” — A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding-up statute, or there is a failure to satisfy an obligation after the exhaustion of grace periods. Morningstar DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Issue Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” — An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” — An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” — An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” — An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC” and “C” — Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB” — An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” — An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” — An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC” — An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” — An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” — An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring

Plus (+) or minus (-) — Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

“NR” — This indicates that a rating has not been assigned, or is no longer assigned.

Local Currency and Foreign Currency Ratings — S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of eleven months or more. Such ratings reflect both on the likelihood of default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” — Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” — Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” — Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” — Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” — Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” — Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” — Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” — Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” — Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

“NR” — Is assigned to unrated obligations, obligation and/or program.

The following summarizes long-term ratings used by Fitch:

“AAA” — Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” — Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” — Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” — Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” — Securities considered to be speculative. “BB” ratings indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” — Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present

“CCC” — A “CCC” rating indicates that substantial credit risk is present.

“CC” — A “CC” rating indicates very high levels of credit risk.

“C” — A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “CCC” to “C” rating categories, depending on their recovery prospects and other relevant characteristics. Fitch believes that this approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” obligation rating category, or to corporate finance obligation ratings in the categories below “CCC”.

“NR” — Is assigned to an unrated issue of a rated issuer.

The Morningstar DBRS long-term obligation ratings provide Morningstar DBRS’s opinion on the risk that investors may not be repaid in accordance with the terms under which the long-term obligation was issued. The obligations rated in this category typically have a term of one year or longer. All rating categories from AA to CCC contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by Morningstar DBRS for long-term debt:

“AAA” — Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” — Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” — Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” — Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” — Long-term debt rated “BB” is of speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

“B” — Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

“CCC”, “CC” and “C” — Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” — A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods. Morningstar DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

•        Amortization schedule — the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•        Source of payment — the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Municipal Short-Term Note rating symbols are as follows:

“SP-1” — A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” — A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” — A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

“D” — This rating is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Moody’s uses the global short-term Prime rating scale (listed above under Short-Term Credit Ratings) for commercial paper issued by U.S. municipalities and nonprofits. These commercial paper programs may be backed by external letters of credit or liquidity facilities, or by an issuer’s self-liquidity.

For other short-term municipal obligations, Moody’s uses one of two other short-term rating scales, the Municipal Investment Grade (“MIG”) and Variable Municipal Investment Grade (“VMIG”) scales provided below.

Moody’s uses the MIG scale for U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

MIG Scale

“MIG-1” — This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” — This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG-3” — This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” — This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

“NR” — Is assigned to an unrated obligation, obligation and/or program.

In the case of variable rate demand obligations (“VRDOs”), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

Moody’s typically assigns the VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.

“VMIG-1” — This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-2” — This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-3” — This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

“SG” — This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural and/or legal protections.

“NR” — Is assigned to an unrated obligation, obligation and/or program.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer Default Ratings (IDRs) are assigned to corporations, sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue-level ratings are also assigned and often include an expectation of recovery, which may be notched above or below the issuer-level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Morningstar DBRS offers independent, transparent, and innovative credit analysis to the market. Credit ratings are forward-looking opinions about credit risk that reflect the creditworthiness of an issuer, rated entity, security and/or obligation based on Morningstar DBRS’s quantitative and qualitative analysis in accordance with applicable methodologies and criteria. They are meant to provide opinions on relative measures of risk and are not based on expectations of, or meant to predict, any specific default probability. Credit ratings are not statements of fact. Morningstar DBRS issues credit ratings using one or more categories, such as public, private, provisional, final(ized), solicited, or unsolicited. From time to time, credit ratings may also be subject to trends, placed under review, or discontinued. Morningstar DBRS credit ratings are determined by credit rating committees.

APPENDIX B

CONSTITUTION CAPITAL PM, L.P.
(THE “FIRM”)

VOTING POLICIES AND PROCEDURES1

Purpose and General Statement

The purpose of these voting policies and procedures is to set forth the principles and procedures by which the Firm votes or gives consents with respect to the securities owned by the registered investment companies advised by the Firm (collectively, the “Funds”) for which the Firm exercises voting authority and discretion (the “Votes”). For avoidance of doubt, a Vote includes any proxy and any shareholder vote or consent, including a vote or consent for a private company that does not involve a proxy. These policies and procedures have been designed to help ensure that Votes are voted in the best interests of the Funds in accordance with the Firm’s fiduciary duties and Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

These voting policies and procedures are available to the Funds upon request, subject to the provision that these policies and procedures are subject to change at any time without notice.

Policy

The Firm and its affiliates engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts, and providing investment advisory and other services to funds and operating companies. In the ordinary course of conducting the Firm’s activities, the interests of a Fund may conflict with the interests of the Firm, other Funds and/or the Firm’s affiliates and their clients. Any conflicts of interest relating to the voting of Votes, regardless of whether actual or perceived, will be addressed in accordance with these policies and procedures. The guiding principle by which the Firm votes all Votes is to vote in the best interests of each Fund by maximizing the economic value of the relevant Fund’s holdings, taking into account the relevant Fund’s investment horizon, the contractual obligations under the relevant advisory agreements or comparable documents, and any other relevant facts and circumstances the Firm determines to be appropriate at the time of the Vote. The Firm does not permit Voting decisions to be influenced in any manner that is contrary to, or dilutive of, this guiding principle.

It is the general policy of the Firm to vote or give consent on all matters presented to security holders in any Vote, and these policies and procedures have been designated with that in mind. However, the Firm reserves the right to abstain on any particular Vote or otherwise withhold its vote or consent on any matter if, in the judgment of the Firm’s Investment Committee or the relevant Firm’s investment professionals, the costs associated with voting such Vote outweigh the benefits to the relevant Funds or if the circumstances make such an abstention or withholding otherwise advisable and in the best interests of the relevant Funds.

In connection with the voting of Votes, the Firm’s personnel may, in their discretion, meet with members of a company’s management and discuss matters of importance to the Funds and their economic interests.

Procedures

Conflicts of Interest

The Firm’s CCO has the responsibility to monitor Votes for any conflicts of interest, regardless of whether they are actual or perceived. All Voting decisions will require a mandatory conflicts of interest review by the CCO and/or Investment Committee in accordance with these policies and procedures, which will include consideration of whether the Firm or any investment professional or other person recommending how to vote and/or the Firm’s affiliates and their clients has an interest in how the Vote is voted that may present a conflict of interest. In addition, all Firm investment professionals are expected to perform their tasks relating to the voting of Votes in accordance with the principles set forth above, according the first priority to the best interest of the relevant Funds. If at any time any investment professional becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding any particular Voting decision, he or she should contact the CCO. If any investment professional is pressured or lobbied either from within or outside of the Firm with respect to any particular Voting decision, he or she should contact the CCO. The CCO will use his or her best judgment to address any such conflict of interest and ensure that it is resolved in accordance with his or her independent assessment of the best interests of the Funds.

Where the CCO deems appropriate in his or her sole discretion, unaffiliated third parties may be used to help resolve conflicts. In this regard, the CCO shall have the power to retain independent fiduciaries, consultants, or professionals to assist with Voting decisions and/or to delegate voting or consent powers to such fiduciaries, consultants or professionals.

Engagement of Proxy Advisers

Where the CCO deems appropriate, unaffiliated third parties may be used to help resolve conflicts or to otherwise assist the Firm in fulfilling all or part of its Voting obligations. In this regard, the Firm may retain independent fiduciaries, consultants, or professionals (collectively, “Proxy Advisers”) to assist with Voting decisions and/or to which Voting and/or consent powers may be delegated. In determining whether to engage (and whether to continue to retain) a Proxy Adviser, the CCO will evaluate whether the Proxy Adviser has the capacity and competency to adequately analyze the matters for which the Firm is responsible for Voting, considering such factors as the CCO deems appropriate, which may include, among other things:

•        the quality of the Proxy Adviser’s staffing and personnel;

•        the technology and information used to form the basis of the Proxy Adviser’s voting recommendations;

•        the processes and methodologies the Proxy Adviser uses in formulating its voting recommendations, including when and how the Proxy Adviser engages with issuers and third parties;

•        the adequacy of the Proxy Adviser’s disclosure of its processes and methodologies; and

•        the Proxy Adviser’s policies for identifying, disclosing and addressing potential conflicts of interest, including conflicts that generally arise from providing proxy voting recommendations, proxy services, and related activities.

In the event the Firm retains a Proxy Adviser, the CCO will be responsible for:

•        Conducting ongoing oversight of the Proxy Adviser to ensure the Proxy Adviser continues to vote proxies in the best interest of the Funds;

•        Requesting a Proxy Adviser keep the Firm apprised of any changes or updates to the Proxy Adviser’s business so the Firm can determine whether such changes or updates are relevant to an assessment of the Proxy Adviser’s ability to provide its services;

•        Confirming the Proxy Adviser has complied with the Firm’s guidelines with respect to Voting; and

•        Determining that the Proxy Adviser has the capacity and competency to adequately analyze proxy issues by providing materially accurate information.

In addition, if the CCO becomes aware of potential factual errors, potential incompleteness, or potential methodological weaknesses (collectively, “Errors”) in a Proxy Adviser’s analysis that may materially affect one or more Votes, the CCO shall take reasonable steps to investigate the matter and confirm that the Proxy Adviser’s Voting determinations are not based on Errors. As part of such investigation, the CCO shall consider any information that the CCO deems appropriate, which may include, among other things:

•        the Proxy Adviser’s process for ensuring that it has complete and accurate information about the issuer and each particular matter;

•        the Firm’s ability, if any, to access the issuer’s views about the Proxy Adviser’s voting recommendations;

•        the Proxy Adviser’s efforts to correct any identified material deficiencies;

•        the Proxy Adviser’s disclosure regarding the sources of information and methodologies used in formulating voting recommendations and executing voting instructions; and

•        the Proxy Adviser’s consideration of factors unique to specific issuers and proposals when evaluating matters subject to a shareholder vote.

Voting

All Firm personnel are responsible for promptly forwarding all proxy materials, consent or voting requests or notices or materials related thereto to the CCO. The CCO shall be responsible for ensuring that each Vote is voted in a timely manner and as otherwise required by the terms of such Vote.

All Voting decisions initially are referred to the Investment Committee for a voting decision. In most cases, the investment professionals will make the decision as to the appropriate vote for any particular Vote. In making such decision, the investment professionals may rely on any of the information and/or research available to them. If the investment professionals are making the Voting decision, the investment professionals will inform the CCO and/or Investment Committee of any such Voting decision, and if the CCO and/or Investment Committee does not object to such decision as a result of his or her (their) conflict of interest review, the Vote will be voted in such manner.

If the investment professionals and the CCO and/or Investment Committee are unable to arrive at an agreement as to how to vote, then the Firm’s managing partners will then review the issues and arrive at a decision based on the overriding principle of seeking the maximization of the economic value of the relevant Funds’ holdings.

Recordkeeping

The Firm’s Recordkeeping Policies and Procedures apply to Votes. Firm personnel should refer to the Recordkeeping Policies and Procedures for additional guidance and information.

Responsibility:	CCO
Adopted:	2025

PART C: OTHER INFORMATION

Constitution Capital Access Fund, LLC (the “Registrant”)

Item 25.     Financial Statements and Exhibits

(1)    Financial Statements:

The audited financial statements of the Registrant for the fiscal year ended March 31, 2026, including the report of PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, are incorporated by reference Form N-CSR (Reg. 811-23787) as previously filed on June 5, 2026.

(2)    Exhibits

(a)(1)	Limited Liability Company Agreement(4)
(a)(2)	Certificate of Formation.(2)
(a)(3)	Certificate of Amendment to Certificate of Formation(4)
(b)	Not applicable.
(c)	Not applicable.
(d)	Refer to Exhibit (a)(1)
(e)	Terms and Conditions of Dividend Reinvestment Plan(4)
(f)	Not applicable.
(g)	Investment Management Agreement(6)
(h)	Distribution Agreement(4)
(i)	Not applicable.
(j)	Custody Agreement(3)
(k)(1)	Administration and Fund Accounting Agreement(3)
(k)(2)	Transfer Agency Agreement(1)
(k)(3)	Expense Limitation Agreement(3)
(k)(4)	Management Fee Waiver Agreement(1)
(l)(1)	Opinion of Faegre Drinker Biddle & Reath LLP(7)
(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP(1).
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm(1).
(o)	Not applicable.
(p)	Subscription Agreement(3)
(q)	Not applicable.
(r)(1)	Code of Ethics of Registrant(3)
(r)(2)	Code of Ethics of Constitution Capital PM, LP(3)
(s)	Calculation of the Filing Fee Table(7)
(t)(1)	Powers of Attorney(3)
(t)(2)	Powers of Attorney(5)
(s)	Calculation of the Filing Fee Table(1)

____________

(1)      Filed herewith.

(2)      Filed on March 23, 2022, with Registrant’s Registration Statement on Form N-2 (File No. 811-23787) and incorporated herein by reference.

(3)      Filed on August 23, 2022, with the Registrant’s Registration Statement on Form N-2 (File No. 811-23787) and incorporated herein by reference.

(4)      Filed on July 28, 2023, with the with the Registrant’s Registration Statement on Form N-2 (File No. 811-23787) and incorporated herein by reference.

(5)      Filed on July 1, 2024, with the Registrant’s Registration Statement on Form N-2 (File No. 811-23787) and incorporated herein by reference.

(6)      Filed on May 1, 2025, with the Registrant’s Registration Statement on Form N-2 (File No. 811-23787) and incorporated herein by reference.

(7)      Filed on June 30, 2025, with the Registrant’s Registration Statement on Form N-2 (File No. 811-23787) and incorporated herein by reference.

Item 26.     Marketing Arrangements

Not applicable.

Item 27.     Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration Fees	$0
Legal Fees	$572,270
Printing Fees	$31,216
Blue Sky Filing Fees and Expenses	$72,289
Transfer Agent Fees	$202,746
Total	$878,521

Item 28.     Persons Controlled by or Under Common Control With Registrant

The Registrant owns directly or indirectly 100% of the following consolidated subsidiaries; (i) CC PMF Holdings, LLC, a Delaware limited liability company, (ii) CC PMF Blocker, LLC, a Delaware limited liability company and (iii) CC PMF Splitter Partnership, a Delaware partnership.

Item 29.     Number of Holders of Securities

As of May 31, 2026.

Title of Class	Number of Shareholders
Class A Shares	3
Class D Shares	4
Class I Shares	1,215

Item 30.     Indemnification

Section 3.7 of Article III of the Registrant’s Limited Liability Company Agreement states:

Section 3.7 Indemnification.

(a)     To the fullest extent permitted by law, the Fund shall, subject to Section 3.7(b) hereof, indemnify each Manager, former Manager, officer and former officer of the Fund (including for this purpose their executors, heirs, assigns, successors or other legal representatives) from and against all losses, charges, claims, expenses, assessments, damages, costs and liabilities (collectively, “Losses”), including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees and disbursements, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager or officer of the Fund, as applicable, or the past or present performance of services to the Fund by such indemnitee, except to the extent such Losses shall have been finally determined in a non-appealable decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance or gross negligence in the conduct of such indemnitee’s office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any Losses (including any liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law. Any manager of the Fund appointed by the Organizational Shareholder prior to the effectiveness of this Agreement shall be deemed to be a “Manager” for purposes of this Section 3.7.

(b)    Expenses, including reasonable counsel fees and disbursements, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), shall be paid or reimbursed by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof.

(c)     Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a final decision on the merits of any court of competent jurisdiction or appropriate arbitral body in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Shareholders by reason of willful misfeasance or gross negligence in the conduct of such indemnitee’s office.

(d)    As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the action, suit, investigation or proceeding shall have been brought, that an indemnitee is liable to the Fund or its Shareholders by reason of willful misfeasance or gross negligence in the conduct of such indemnitee’s office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved by a majority of the Managers (excluding any Manager who is seeking indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that the actions or omissions in question were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Shareholders by reason of willful misfeasance or gross negligence in the conduct of such indemnitee’s office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that the actions or omissions in question were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Shareholders by reason of willful misfeasance or gross negligence in the conduct of such indemnitee’s office.

(e)     In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Shareholder acting derivatively or otherwise on behalf of the Fund or its Shareholders).

(f)     An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which he, she or it may otherwise be entitled except out of the assets of the Fund, and no Shareholder shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(g)    The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any Person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager, officer of the Fund or other person.

(h)    To the extent permitted by applicable law, the Adviser, the Distributor and the Administrator, and any other party serving as the investment adviser, the distributor or administrator of the Fund or providing other services to the Fund shall be entitled to indemnification from the Fund upon such terms and subject to such conditions and exceptions, and with such entitlement to have recourse to the assets of the Fund with a view to meeting and discharging the cost thereof as may be provided under the Investment Management Agreement, the Distribution Agreement, the Administration Agreement or any agreement between any such party and the Fund.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.

Item 31.     Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Constitution Capital PM, LP (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-125940), and is incorporated herein by reference.

Item 32.     Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator (2) the Investment Adviser and/or (3) Registrant’s counsel. The address of each is as follows:

1.	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212
2.	Constitution Capital PM, LP 300 Brickstone Square, 7th Floor Andover, MA 01810
3.	Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996

Item 33.     Management Services

Not applicable.

Item 34.     Undertakings

1.      Not applicable.

2.      Not applicable.

3.      The Registrant undertakes:

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)    that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)    if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      The Registrant undertakes:

(a)    for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.      Not applicable.

6.      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Andover in the State of Massachusetts on the 28th of July, 2026.

Constitution Capital Access Fund, LLC
By:	/s/ Daniel M. Cahill
Name: Daniel M. Cahill
Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Daniel M. Cahill	President, Manager	July 28, 2026
Daniel M. Cahill
/s/ Jeff Minerva	Treasurer	July 28, 2026
Jeff Minerva
* Robert M. Hatch	Manager	July 28, 2026
Robert M. Hatch
* Vicente Ramos	Manager	July 28, 2026
Vicente Ramos
* Richard Kracum	Manager	July 28, 2026
Richard Kracum
* J. Michael Fields	Manager	July 28, 2026
J. Michael Fields
* Kevin T. McMenimen	Manager	July 28, 2026
Kevin T. McMenimen
* Kristen M. Leopold	Manager	July 28, 2026
Kristen M. Leopold
*By:	/s/ Joshua B. Deringer
Attorney-In-Fact (pursuant to Power of Attorney)

Exhibit Index

(k)(2)	Transfer Agency Agreement
(k)(4)	Management Fee Waiver Agreement
(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP
(n)	Consent of Independent Registered Accounting Firm